Form 20-F
period 2024-03-31
Primega Group Holdings Ltd
filed 2024-08-12
CIK 1966678

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 333-277692

Primega Group Holdings Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Kan Chi Wai Chief Executive Officer Room 2912, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong +852 3997 3682
(Address of principal executive offices)

Room 2912, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong +852 3997 3682
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.00005 per share	PGHL	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

As of March 31, 2024, there were [22,500,000] ordinary shares, par value US$0.00005 per share.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of the date of this annual report, there were 24,000,000 ordinary shares outstanding, at par value $0.00005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this report to:

●	“Articles” or “Articles of Association” are to the amended and restated articles of association of our Company (as amended from time to time) to be effective immediately upon the listing of our Ordinary Shares on the Nasdaq Capital Market, and as amended, supplemented and/or otherwise modified from time to time;

●	“biodiesel” are to B5 biodiesel, a type of biodiesel blend consisting of 95% pure motor vehicle diesel and 5% motor vehicle biodiesel;

●	“BVI” are to the British Virgin Islands;

●	“C&D materials” are to construction and demolition materials, being any substance, matter or thing which is generated as a result of construction work and abandoned whether or not it has been processed or stockpiled before abandoned. It is a mixture of surplus materials arising from site clearance, excavation, construction, refurbishment, renovation, demolition and road works;

●	“Celestial Power” are to CELESTIAL POWER GROUP LIMITED, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of PGHL;

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“CHIT” are to the ticket, issued by the EPD (as defined below), required for disposal of C&D materials at designated waste disposal facilities for the purpose of charging for the disposal;

●	“Company,” “we,” “us,” “our” or “PGHL” are to Primega Group Holdings Limited, an exempted Company incorporated in the Cayman Islands with limited liability on April 14, 2022, that will issue the Ordinary Shares being offered;

●	“construction waste” are to any substance, matter or thing that is generated from construction work and abandoned, whether or not it has been processed or stockpiled before being abandoned;

●	“Controlling Shareholder” are to the ultimate beneficial owner of the Company, Mr. Man Siu Ming. See “Management” and “Principal Shareholders” for more information;

●	“COVID-19” are to the Coronavirus Disease 2019;

●	“ELS” are to excavation and lateral support;

●	“EPD” are to the Environmental Protection Department of the government of Hong Kong;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” are to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“IPO” are to an initial public offering of securities;

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

●	“Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company (as amended from time to time) to be effective immediately upon the listing of our Ordinary Shares on the Nasdaq Capital Market, and as amended, supplemented and/or otherwise modified from time to time;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to our ordinary shares, par value $0.00005 per ordinary share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“PRC” or “China” are to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this report, Taiwan;

●	“pre-IPO shareholders” are to Dusk Moon International Limited, Moss Mist Investment Limited, Primewin Corporate Development Limited and Shun Kai Investment Development Limited;

●	“Primega Construction” are to Primega Construction Engineering Co. Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of PGHL and our operating subsidiary conducting business operations in Hong Kong;

●	“public fill” are to the recyclable or reusable inert materials of C&D materials, comprising rock, concrete, asphalt, bricks, stones, and soil which can be used as fill materials in reclamation and other earth filling projects;

●	“SEC” or “Securities and Exchange Commission” are the United States Securities and Exchange Commission;

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	“Selling Shareholder” are to Mr. Man Siu Ming with respect to 250,000 Ordinary Shares; and

●	“U.S. dollars” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ii

FORWARD-LOOKING INFORMATION

This annual contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information – D. Risk Factors.”

You should refer to the section titled “Item 3. Key Information – D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our Company. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated statements of operations and cash flow

	For the Year Ended March 31,
	2022	2023	US$
	US$	US$	US$
REVENUE	10,483,094	11,143,138	13,464,430
Direct cost of revenues	(7,522,902)	(8,965,091)	(10,695,826)
Gross profit	2,960,192	2,178,047	2,768,604
Operating expenses
General and administrative expenses	(694,121)	(1,188,713)	(1,336,394)
Income from operation	2,266,071	989,334	1,432,210
Financial expense	(115,978)	(190,561)	(210,713)
Other income, nets	201,246	588,131	116,397
INCOME BEFORE INCOME TAXES	2,351,339	1,386,904	1,337,894
Income tax expenses	(357,734)	(219,644)	(246,609)
NET INCOME	1,993,605	1,167,260	1,091,285

	For the Year Ended March 31,
	2022	2023	2024
	US$	US$	US$
Net cash provided by operating activities	1,963,155	839,954	2,394,212
Net cash used in investing activities	(544,360)	(46,398)	-
Net cash used in financing activities	(1,377,922)	(664,399)	(2,144,996)
NET INCREASE IN CASH AND CASH EQUIVALENTS	40,873	129,157	249,216
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	70,189	111,062	240,219
CASH AND CASH EQUIVALENTS AT END OF YEAR	111,062	240,219	489,435

The summary consolidated balance sheet as at March 31, 2023 and 2024

	As of March 31,
	2023	2024
	USD	USD

Assets
Current assets:
Cash and cash equivalents	240,219	489,435
Accounts receivable, net	3,898,895	4,911,202
Accounts receivable, net – related parties	1,903,672	392,686
Prepayment, deposits and other receivable	85,871	873,819
Deferring offering costs	716,806	1,102,393
Total current assets	6,845,463	7,769,535

Property, plant and equipment, net	472,314	315,895
Right-of-use assets – Finance lease	4,256,182	4,764,246
Right-of-use assets – Operating lease	46,482	85,634
Retention receivable	39,178	432,629
Total non-current assets	4,814,156	5,598,404

TOTAL ASSETS	11,659,619	13,367,939

Liabilities
Current liabilities:
Bank loans - current	35,827	94,435
Finance lease liabilities – current	846,154	775,042
Finance lease liabilities – current – related parties	477,237	437,982
Operating lease liabilities – current	33,219	79,958
Contract liabilities	102,563	836,911
Accounts payable, accruals, and other current liabilities	2,771,506	2,292,108
Accounts payable – related parties	236,429	279,498
Amount due to a related company	-	156,248
Amount due to a director	545,063	196,906
Income taxes payable	221,588	369,667
Total current liabilities	5,269,586	5,518,755

Non-current liabilities
Bank loans – non-current	1,043,114	949,684
Finance lease liabilities - non-current	1,625,830	1,492,062
Finance lease liabilities – non-current – related parties	167,038	679,369
Operating lease – non-current	12,946	27,099
Deferred tax liabilities	342,594	411,174
Total non-current liabilities	3,191,522	3,559,388

TOTAL LIABILITIES	8,461,108	9,078,143

Commitments and contingencies

Shareholders’ equity
Ordinary shares USD 0.00005 par value; 1,000,000,000 shares authorized; 22,500,000 and 22,500,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	1,125	1,125
Additional paid in capital	1,282	1,282
Retained earnings	3,196,104	4,287,389
Total shareholders’ equity	3,198,511	4,289,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,659,619	13,367,939

*	Giving retroactive effect to the 2-for-1 share split effected on February 28, 2024.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cashflows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this annual report, before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in Jurisdictions We Operate

Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

PGHL is a holding company and we conduct our operations in Hong Kong through Primega Construction. Hong Kong is a special administrative region of the PRC. As of the date of this report, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;
●	result in negative publicity or increase our operating costs;
●	require significant management time and attention; and
●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong operating subsidiary Primega Construction may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, for comments from the public, the CAC issued the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

As of the date of this report, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. We did not seek approval of our offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated in Hong Kong or the BVI and are located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, have an impact on our business, operations, or our initial public offering. Our belief is grounded on the following: (1) we do not believe that our operating subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (3) as of the date of this report, our operating subsidiary has neither collected nor stored personal information of any PRC individuals; (4) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (5) as of the date of this report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our operating subsidiary, if our operating subsidiary is deemed an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Although the audit report included in this report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.

The audit report included in this report was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ZH CPA, LLC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that the PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our registered public accounting firm, ZH CPA, LLC, is not headquartered in mainland China or Hong Kong, and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including the then HKSAR chief executive, Carrie Lam, and, John Lee, who succeeded to HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, our reputation, and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, China, or the global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong through our operating subsidiary; our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered are denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

PGHL is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our internal control systems may not always be effective or adequate

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial, regulatory and technological environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may adversely affect our financial condition and results of operations.

Risks Related to Our Business and Industry

We have a concentrated customer base and any decrease in the number of projects with our major customers would adversely affect our operations and financial results.

For the years ended March 31, 2024, 2023 and 2022, a significant portion of our revenue was derived from a small number of customers. Our largest customers, which each contributed more than 10% of our revenue, accounted for approximately 88.88%, 88.26% and 65.0% of our total revenue for the ended March 31, 2024, 2023 and 2022, respectively. For the same period, our largest customer was Customer C, and Customer B, and Chi Yip (as defined below), respectively, which accounted for approximately 34.44%, 42.67% and 31.17% of our revenue, respectively.

Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”), a related party, was one of our major customers for the years ended March 31, 2023 and 2022. Income from soil and rock transportation services rendered to Chi Yip amounted to approximately US$2,830,435 and US$3,268,003 of our revenue, accounting for approximately 25.40% and 31.17%, of our total revenues for the corresponding periods, respectively. Primega Construction also provided site management services to Chi Yip, which contributed approximately US$39,184 and US$121,605 for the years ended March 31, 2023 and 2022. Such income from site management services was recorded under other income. Primega Construction ceased to provide soil and rock transportation and site management services to Chi Yip and recorded no revenue from Chi Yip for the period during the year ended March 31, 2024.

The soil and rock transportation projects of our operating subsidiary are on a project-by-project basis, and we do not enter into any long-term service agreements with customers. There is no assurance that Primega Construction will be able to retain its customers upon expiry of the contract period or that they will maintain their current level of business with us in the future. If there is a significant decrease in the number of projects or size of projects in terms of contract sums awarded by major customers for whatever reason, and if we are unable to obtain suitable projects of a comparable size and quantity as replacement, our financial conditions and operating results would be materially and adversely affected. In addition, if any of the major customers of Primega Construction experiences any liquidity problem, it may result in delay or default in settling progress payments to us, which in turn will have an adverse impact on our cash flow and financial condition. We cannot guarantee that Primega Construction will be able to diversify its customer base by obtaining a significant number of new projects from our existing and potential customers.

Our business is subject to the risk of non-payment or delayed payment by our customers, including related parties, which could adversely affect our financial condition and results of operations.

We have significant accounts receivable due from major customers, which includes our related party. As of March 31, 2024, 2023 and 2022, our largest customers, each having contributed more than 10% of our revenue, accounted for an aggregate of approximately 79.47%, 91.29% and 77.89% of our accounts receivables, respectively. Accounts receivables due from our related party, Chi Yip, accounted for 7.4%, 32.82% and 45.34% of our consolidated accounts receivables for the same periods, respectively.

The ability of these parties, including our related parties, to pay their obligations may be adversely affected by changes in their financial condition or other factors. We may experience difficulty collecting accounts receivable due to disputes or financial difficulties of these customers, which could result in write-offs or bad debt expense, which may have a material adverse effect on our financial condition, and results of operations.

Our revenue mainly relies on successful tenders or acceptance of quotations for soil and rock transportation projects that are non-recurring in nature, and any failure in securing projects from our existing customers and/or new customers in the future would affect our business operation and financial results.

Primega Construction secures its soil and rock transportation projects mainly through a competitive tender or quotation process and was awarded each contract on a non-recurring basis. Primega Construction does not have any long-term commitment with its customers, and the customers have no obligation to award any new projects to us. As such, we cannot assure that existing customers or potential customers will invite Primega Construction to participate in their tendering processes or submit quotations, or that Primega Construction will be able to secure projects from them in the future. Upon completion of our contracts on hand, in the event that we are unable to receive new tender or quotation invitations or be awarded new contracts, our business in general and our results of operations and financial performance may be adversely and materially affected.

Our operating results are difficult to predict.

Revenue from our operating segments have varied significantly in the past and may continue to do so in the future. Factors that cause our operating results to be unpredictable include other factors described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors that Affect Results of Operations” of this report. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, financial condition and results of operations that could adversely affect our share price.

Fluctuations in the price or availability of biodiesel oil may adversely affect our financial results.

Biodiesel oil represents a significant portion of our operational costs. An increase in fuel prices would directly increase the cost of operating our sizeable fleet of tipper trucks, as well as the cost of engaging other subcontractors to provide transportation. If Primega Construction is unable to increase the tender prices for its soil and rock transportation projects to cover the increased fuel costs, our profitability may be adversely affected. Fuel costs can fluctuate significantly and is subject to many economic and political factors that are beyond our control, including political instability in oil-producing regions and the global geopolitical landscape. In the event of a significant rise in fuel prices, our related costs may increase and our gross profit may decrease if we are unable to adopt any effective cost control measures or pass on the rising costs to our customers.

Primega Construction’s capacity to provide soil and rock transportation services is limited by availability of machinery and equipment.

Primega Construction requires tipper trucks and drivers to carry out its soil and rock transportation services. As of the date of this report, Primega Construction has 42 tipper trucks available for our projects . Our directors estimate the average utilization rates for tipper trucks for the years ended March 31, 2024, 2023 and 2022 was approximately 95%. Excluding down time for repair and maintenance, the utilization rate is estimated to be close to 100%. The high utilization rate required Primega Construction to rent trucks from third parties and engage subcontractors to provide transportation from time to time, and re-schedule the delivery requests made by its project teams for the use of the trucks.

There is no certainty that we will be able to successfully rent trucks from third parties or engage subcontractors to provide transportation, to do so at a competitive rate, or successfully re-schedule requests from our project sites without affecting the fulfillment of our projects. Furthermore, Primega Construction’s expansion and growth in the earthworks sector is limited by the number of its tipper trucks and excavation machines. The inability of Primega Construction to increase our fleet of tipper trucks and machinery would expose us to associated risks in areas of our business expansion, our contract fulfillment and impact our costs and profitability.

Primega Construction depends on third parties for machinery and equipment and supplies essential to operate its business.

Primega Construction relies on suppliers and subcontractors to lease machinery and equipment to us and provide transportation services for its customers to support its operations. We cannot assure you that our favorable working relationships with our suppliers and subcontractors will continue in the future. As Primega Construction does not sign any long term contracts with its suppliers and subcontractors, there is no assurance that they will be able to continue to provide equipment and services at acceptable prices or that it can maintain our relationship with them in the future. In the event that any of the major suppliers and subcontractors are unable to provide the required equipment and services and we are unable to engage alternative providers on similar terms, or the costs for such equipment and services increase substantially, our business and profitability could be materially and adversely affected.

Any failure, damage or loss of Primega Construction’s machinery and equipment may adversely affect our operations and financial performance.

Primega Construction’s soil and rock transportation services rely on machinery and equipment. If Primega Construction fails to remain attentive to and invest in suitable site equipment to cope with any latest development in such market trends or demands and to cater to different needs and requirements of different customers, overall competitiveness of our operating subsidiary and thus our financial performance and operation results may be adversely affected.

In addition, there is no assurance that Primega Construction’s machinery and equipment will not be damaged or lost as a result of, among others, improper operation, accidents, fire, adverse weather conditions, theft or robbery. Machinery and equipment may also break down or fail to function normally due to wear and tear or mechanical or other issues. If any failed, damaged or lost site equipment cannot be repaired and/or replaced in a timely manner, our operations and financial performance could be adversely affected.

If leakage of biodiesel oil occurs during the transportation process, Primega Construction may be liable for related accidents and our reputation and business operation may be affected.

Primega Construction delivers biodiesel oil to its customers using diesel tank wagons. Primega Construction’s diesel tang wagon picks up the required quantity of biodiesel oil from the oil depots designated by its suppliers for delivery to its customers. Biodiesel oil is pumped from our diesel tank wagon directly to the drums or containers designated by customers. Oil leakage may occur during the transportation process. Leakage of biodiesel oil or other hazardous substances can cause health and environmental risks, including pollution, and can cause fire and explosions. If an accident occurs, Primega Construction will be liable and subject to potential claims, penalty and criminal prosecution. In such event, our reputation and business operations may be adversely affected.

Primega Construction’s ability to obtain and maintain biodiesel oil at suitable prices is essential for our biodiesel oil trading.

Primega Construction’s ability to obtain and maintain suitable pricing for its services is essential. The price Primega Construction charges customers for its biodiesel oil is determined based on a cost-plus approach with mark-up determined based on two main factors, namely (i) the purchase cost of biodiesel oil from wholesalers, and (ii) the delivery location of the customer. If the cost of biodiesel oil increases significantly, Primega Construction may not be able to pass the increase in cost fully to its customers, which will put significant pressure on the demand for our biodiesel oil and our profit margins from sale of biodiesel oil.

The construction services industry is highly schedule driven, and failure to meet the schedule requirements of contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, including in the case of many of fixed unit price contracts, of Primega Construction, it guarantees that it will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in the contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for Primega Construction’s customer’s actual costs arising out of its delay, reduced profits or a loss on that project, damage to our reputation, and a material adverse impact to our financial position.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because employees of Primega Construction and other parties on site are often in close proximity with mechanized equipment, moving vehicles, chemical substances, and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of the clients require that Primega Construction meet certain safety criteria to be eligible to bid on contracts, and some of the contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and, therefore, our overall operating costs. If Primega Construction fails to implement safety procedures or implement ineffective safety procedures, employees could be injured, and we or Primega Construction could be exposed to investigations and possible litigation. Primega Construction and our failure to maintain adequate safety standards through safety programs could also result in reduced profitability or the loss of projects or clients.

We may not be able to receive the full amount due from customers for contract work, and our revenue may fluctuate due to variation orders.

Our revenue from construction contracts is recognized when our construction work is performed. Should any of our customers delay or fail to release our progress payments according to the agreed payment terms, our cash flow and working capital positions may be materially and adversely affected. If it is unable to do so, our results of operation, liquidity, and financial position may be adversely affected.

Furthermore, the aggregate amount of revenue that Primega Construction is able to derive from a project may deviate from the original contract sum specified in the relevant contract for the project due to variations (including addition, modification, or cancellation of certain contract work) instructed by its customers from time to time during the course of project execution. As such, there is no assurance that the amount of revenue derived from the projects will not be substantially different from the original contract sum as specified in the relevant contracts, and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders.

Primega Construction relies on its subcontractors and suppliers to help complete our projects and to supply the machinery required.

In line with the usual practice of the construction industry in Hong Kong, Primega Construction engages third-party subcontractors to perform a portion of the work instead of retaining a large pool of labor with different skill sets to maximize our cost efficiency and flexibility. As is customary in the industry, subcontractors are informally engaged, with services rendered invoiced and settled periodically. Primega Construction also relies on its subcontractors for supply of machinery required for carrying out its operations. Our total subcontracting charges accounted for a significant portion of our cost of sales for the years ended March 31, 2024 , 2023 and 2022.

Apart from the effect of any significant increase in the subcontracting costs that may impact our profitability, we or our operating subsidiary may also be exposed to other legal liabilities if we are not able to monitor the performance of our subcontractors, or if our subcontractors violate any laws, rules, or regulations in relation to health and safety matters. We are further exposed to risks associated with any non-performance, delayed performance, or sub-standard performance by our subcontractors or their respective employees and may incur additional costs or be subject to liability due to delay in schedule or defect in the work of the subcontractors or if there is any accident-causing personal injuries or death to the subcontractors’ employees. These events may adversely impact our profitability, financial performance, and reputation, as well as result in litigation or damages claims.

In addition, Primega Construction’s subcontractors may not always be readily available when its needs for subcontracting arise, and there is no assurance that we would be able to maintain good working relationships with our subcontractors in the future. Since we have not entered into any long-term service agreement with the subcontractors, they are not obliged to work for us in future projects on similar terms and conditions. There is no assurance that we would be able to find suitable alternative subcontractors that meet our project needs and requirements to complete the projects, which would in turn adversely affect our performance capacity and financial results.

Further, pursuant to the Employment Ordinance under Hong Kong law, a main contractor, or a main contractor and every superior subcontractor, is jointly and severally liable to pay any wages that become due to an employee who is employed by a subcontractor on any work that the subcontractor has contracted to perform, if such wages are not paid within the period specified in the Employment Ordinance. Our operations and, hence, our financial position may be adversely affected if any of our subcontractors violates its obligations to pay its employees.

As Primega Construction from time to time engage subcontractors in its work, it may bear responsibilities for any non-performance, delayed performance, sub-standard performance, or non-compliance of our subcontractors.

Primega Construction subcontracts certain portions of its projects, such as piling construction, reinforcement fixing, concreting work, to its subcontractors who are independent third parties. Subcontracting may expose us to risks associated with non-performance, delayed performance, or sub-standard performance by our subcontractors. As a result, Primega Construction may experience deterioration in the quality or delivery of its work, incur additional costs due to the delays, suffer a higher price in sourcing the services, equipment or supplies in default, or be subject to liability under the relevant projects. Such events could impact upon our profitability, financial performance, and reputation, or result in litigation or damage claims.

There is no assurance that Primega Construction would be able to monitor the performance of its subcontractors as directly and efficiently as with our own staff. If the subcontractors fail to meet requirements, Primega Construction may experience delay in project completion, quality issues concerning the work done, or non-performance by subcontractors. Consequently, significant time and costs may be incurred to carry out remedial actions, which would in turn adversely affect the profitability and reputation of our business and result in litigation or damage claims against us or our operating subsidiary. If the subcontractors violate any laws, rules, or regulations, Primega Construction may also be held liable for their violations and be subject to claims for losses and damages if such violations result in any personal injuries and/or property damages.

In addition, subcontractors of Primega Construction may not always be readily available whenever needed, and there is no assurance that Primega Construction would be able to maintain good working relationships with its sub-contractors in the future. As of the date of this report, Primega Construction has not entered into any long-term service agreement with its subcontractors. Further, there is no assurance that Primega Construction would be able to find suitable alternative subcontractors that meet its project needs and requirements to complete the projects, which would in turn adversely affect our operations and financial results.

An increase in waste disposal fees may lead to changes in the industry and intensified competition.

Effective from April 1, 2024, the waste disposal charges applicable to disposal of construction waste at public fill reception facilities, sorting facilities and landfills will substantially increase. For details, please refer to the section titled “Regulations - Regulations Related to Environmental Protection - Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)”. Although our customers are directly responsible for the waste disposal charges, the implementation of increasingly higher disposal fees may indirectly affect the industry in which we operate. Customers that engage directly in foundation and site formation works that possess the relevant expertise may seek to control costs by handling waste disposal in-house. Those customers continuing to outsource waste disposal services may actively seek more cost-effective options to mitigate the impact of the increased fees. This may include exploring and evaluating additional service providers or negotiating for lower rates. Other subcontractors offering competing services may undercut our tenders and quotations to secure more projects, which could affect the success rate of our tenders as well as our project margins. The increase in such fees may also lead to customers seeking alternative waste management solutions to mitigate the impact of the increased government charges. The adoption of alternative waste management solutions may divert customers away from utilizing our services, leading to a decrease in Primega Construction’s customer base and results of operations.

There is no guarantee that safety measures and procedures implemented at construction sites could prevent the occurrence of industrial accidents of all kinds, which in turn might lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages against us.

Primega Construction has adopted certain work safety measures and procedures for its staff and the subcontractors’ staff. Primega Construction relies on its staff to oversee the implementation of safety measures and procedures, and we cannot guarantee that all of the safety measures and procedures are strictly adhered to at any time, nor can we assure you that the safety measures and procedures are sufficient to prevent the occurrence of industrial accidents of all kinds. If the safety measures and procedures implemented at the construction sites are insufficient or not strictly adhered to, it may result in industrial accidents that would in turn lead to claims in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damage against us.

Primega Construction determines the price of its quotation or tender based on the estimated time and costs to be involved in a project and the actual time and costs incurred may deviate from our estimate due to unexpected circumstances, thereby leading to cost overruns and adversely affecting our operations and financial results.

Primega Construction determines the price of its quotation or tender based on estimated cost plus a certain mark-up margin. The actual time and costs incurred, however, may be adversely affected by various factors, including (i) the specifications, underground conditions, and difficulties of the project; (ii) the duration of the project; (iii) the site locations and the conditions and risk of adjacent building structures; (iv) unfavorable weather conditions; and (v) the resources availability. Significant changes in any of these or other relevant factors may lead to delay in completion or costs overrun by us, and there is no assurance that the actual time and costs incurred would match our initial estimate. As the contracts between Primega Construction and its customers were generally fixed-price contracts or re-measurement contracts for which our unit prices stated in the bill of quantities are fixed and without any price adjustment clause, once it agrees on the quotation or tender price with the customer, it will generally have to bear any additional costs incurred. Such delays, cost overruns, or mismatch of actual time and costs with the estimates may cause our profitability to be lower than what we expected or may expose Primega Construction to litigation or claims from customers in case of delays, thereby adversely affecting our operations and financial results.

Furthermore, the contracts Primega Construction entered into normally contain specific completion schedule requirements and liquidated damages provisions (i.e., Primega Construction may have to pay its customers liquidated damages if Primega Construction or its subcontractors do not meet the schedules). Liquidated damages are typically levied at an agreed rate for each day of delay that is owing to the default. Primega Construction may need to pay liquidated damages resulting from any failure to meet the completion schedule requirements of its contracts, to the extent that its customers do not grant it a time extension. This may reduce or diminish our expected profit and cash inflow from the relevant contracts.

Cash inflows and outflows in connection with construction projects may be irregular and, thus, may affect our net cash flow position.

In a construction project, cash outflows for payment of certain operating expenditures may not align with progress payments to be received during the relevant periods. In general, Primega Construction does not receive any prepayment from its customers. Nevertheless, during the commencement of a project, Primega Construction may incur various costs, including: (i) purchase costs of construction materials and supplies, (ii) rental costs for machinery, and (iii) settlement of our workers’ salaries and our subcontractors’ fees, while progress payments will be paid after our construction work commences and is certified by the customers and/or architects or consultants engaged by the customers. Accordingly, the cash inflows and outflows for a particular project may fluctuate as the construction work progresses. If, during any particular period of time, there exists too many projects that require substantial cash outflow while we have significantly less cash inflows during that period, our cash flow position may be adversely affected.

Further, Primega Construction is subject to credit risks of its customers and its liquidity is dependent on its customers making prompt progress payments due to Primega Construction. Primega Construction relies on cash inflow from customers to meet its payment obligation to its suppliers and subcontractors, which is dependent on prompt settlement of progress payment by its customers. As such, we may record a significant cash outflow in the event that Primega Construction takes up too many capital-intensive projects during a particular period of time.

We cannot assure you that Primega Construction will be able to recover all or any part of the amounts due from its customers or Primega Construction will be able to collect all or any part of the trade receivables from its customers within the agreed credit terms or at all. Further, in the event that disputes arise between Primega Construction and the main contractor or customer in relation to variation orders, there is a possibility that it may take a longer time than the credit period offered to collect payments. Any failure by the customers to make payments on time and in full may lead to mismatch in cash flows, which will negatively affect our cash flow position and affect (i) the ability to repay suppliers and subcontractors; and (ii) tendering decisions, as Primega Construction may not be in a position to take up any more new projects with a high upfront costs. This will negatively affect our business operation and financial performance.

Claims in connection with employees’ compensation or personal injuries may arise and affect its reputation and operations.

Injuries to workers and casualties at construction sites are a common inherent risk in the construction industry. Claims of such nature expose Primega Construction to the risk of bearing higher insurance premiums in the future and may damage our operating subsidiary’s reputation as a main contractor if they turn into high-profile cases and become widely reported in the media or within the industry. Such incidents may negatively affect our business prospects, reputation, and results of operations.

Any deterioration in the prevailing market conditions in the construction industry may adversely affect our performance and financial condition.

All our business operations are located in Hong Kong via Primega Construction. The direct customers of Primega Construction are primarily property developers and main contractors of various types of property development and civil engineering projects in Hong Kong. The number of projects awarded to Primega Construction depend highly on the prevailing market conditions in the construction industry, including shortage of skilled labor, economic fluctuations in Hong Kong, availability of new projects in the private sector; and general conditions and development of Hong Kong economy. If there is any significant deterioration in any of these factors, our operating results and financial conditions could be adversely affected.

Primega Construction is dependent on its key executives, management team, and professional staff.

Primega Construction’s success and growth depend on the knowledge, experience, and expertise of its management team who is responsible for overseeing the financial condition and performance, construction projects, and formulating business strategies. For example, Mr. Man Siu Ming and Mr. Kan Chi Wai, our directors, each has over 10 years of experience in the construction industry.

As Primega Construction’s work focuses on various work scopes, including the overall management of the projects, planning, and devising of detailed work programs, design, and technical submissions, it is important for Primega Construction to retain our management staff and technical personnel with appropriate and necessary industry expertise. Primega Construction has entered into a service agreement with each of the directors and employment contracts with our senior management and technical personnel. These service agreements and employment contracts can be terminated by either Primega Construction, the directors or the employees. There could be an adverse impact on our operations should a significant number of the directors, senior management, or other key personnel with relevant expertise terminate his or her employment with Primega Construction and appropriate persons could not be found to replace them in a timely manner. There is no assurance that Primega Construction will be able to attract and retain capable staff members or that they will not resign in the future.

Primega Construction may be unable to obtain sufficient funding on terms acceptable, or at all.

The future expansion of Primega Construction’s business may require it to incur additional borrowings and diversify sources of funding. Whether we are able to raise additional capital at costs acceptable depends on the financial success of the current business of our operating subsidiary and the successful implementation of key strategic initiatives. This may be affected by various financial, economic, and market conditions and other factors, some of which are beyond our or our operating subsidiary’s control. If we or Primega Construction is unable to obtain sufficient banking facilities on acceptable terms to meet its operational and expansion demands, this may put strains on our cash flow and our ability to successfully implement our expansion plans.

The insurance coverage of Primega Construction may be inadequate to protect it from potential losses.

Primega Construction maintains insurance coverage against, among others, (i) liability for third party bodily injury at our office premises, (ii) employees’ compensation insurance for our employees, (iii) third-party liability in relation to the use of our machinery such as tipper trucks, excavators, diesel tank wagon, and other plant and machinery and vehicles.

Nonetheless, there is no assurance that all potential losses and expenses incurred from damages or liabilities in relation to business can be fully covered by the insurance taken out by Primega Construction. Certain types of risks, such as the risks are not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. To the extent that the insurance does not cover such losses, damage, or liabilities, or held liable for insured losses exceeding insurance coverage, the resulting payment to cover such losses, damage, or liabilities may have a material adversely effect on Primega Construction’s business.

We may be subject to litigation, arbitration, or other legal proceeding risks.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this report, the Company, Celestial Power, and Primega Construction are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Primega Construction relies on its customers and subcontractors for the provision of machinery and equipment at construction sites.

The construction projects of Primega Construction are generally machinery-intensive work. As such, its ability to handle existing projects or compete for new projects highly depends on the number of machinery and equipment available for deployment at construction sites. As of the date of this report, the number of machinery and equipment owned by Primega Construction are limited, and it relies on its subcontractors to procure the machinery. For example, the excavators of Primega Construction are small sized excavators. While these excavators provide maneuverability, and are generally suitable for small-scale construction works, they are unable to be used for excavation works, which require larger excavators. As such, Primega Construction may be unable to procure and/or handle further projects should Primega Construction fail to identify suitable machinery and equipment.

Nevertheless, there can be no assurance that Primega Construction would be able to rent a sufficient number of machinery or equipment at reasonable costs and in a timely manner, nor we can guarantee that they would function properly at all material times and they would not become obsolete as a result of technological developments in the construction industry. We can also not guarantee that the customers and subcontractors can arrange immediate repair and/or replacement for impaired machinery and equipment for our projects in a timely and cost-effective manner.

As a result, Primega Construction may not be able to expand its capacity cater the increasing demands expected from future projects. If Primega Construction fails to do so, our ability to handle existing projects or compete for new projects may be significantly impaired.

Primega Construction relies on a stable workforce to carry out its construction projects. If Primega Construction or its subcontractors experience any shortage of labor, industrial actions, strikes, or material increase in labor costs, our operations and financial results would be adversely affected.

Primega Construction relies on a stable workforce, either directly employed by Primega Construction or its subcontractors, to carry out its construction projects. In particular, a large number of construction workers and machinery operators with various skills and expertise are required for each construction project.

In view of the current situation in the labor market, there is no assurance that the supply of labor and average labor costs will be stable. All labor-intensive projects are more susceptible to labor shortage, and our subcontracting costs include the labor costs of our subcontractors. If there is a significant increase in the costs of labor and Primega Construction has to retain more labor (or subcontractors retaining their labor) by increasing their wages, the staff cost and/or subcontracting cost will increase and thus lower our profitability. On the other hand, if Primega Construction or its subcontractors fail to retain our existing labor and/or recruit sufficient labor in a timely manner to cope with our existing or future projects, Primega Construction may not be able to complete its projects on schedule and may be subject to liquidated damages and/or incur a loss.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, a COVID-19 vaccination program had been greatly promoted around the globe; however, several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. For instance, China’s extended COVID-19 lockdown of Shanghai, a major port and business center, has led to logistical disruptions that have almost cause the transport of goods to be ground to a halt. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Primega Construction’s customers are mainly construction contractors which are reliant on the availability of construction materials and supplies, and as such may suffer from plant closures and supply shortages across the extended supply network. Supply chain issues may delay or halt the progress or commencement of construction projects.

In addition, multiple infected cases within a construction site may result in shortage of labor and, in more serious cases, may cause a temporary halt in the site’s construction operation for a few days. Hence, our productivity and progress may also be negatively affected.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the construction industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. According to World Economic Outlook report published by the International Monetary Fund (“IMF”) in October 2023, the IMF forecasts global gross domestic product to fall from an estimated 3.5% in 2022 to 3.0% in 2023 and further decline to 2.9% in 2024. The rise in central bank interest rates to combat inflation and Russia’s war in Ukraine have contributed to the diminished expectations for economic growth around the world. While, growth in emerging markets and developing economies in Asia is projected to moderately grow, from 4.5% in 2022 to 5.2% and 4.8% in 2023 and 2024, China’s growth in terms of real GDP is forecasted to be lower than the rest of the region at 5.0% and 4.2% in 2023 and 2024, mainly due to lower investment as a result of the real estate crisis and weakening confidence of investors. Any prolonged slowdown in the global, Chinese and/or the Hong Kong economy may have a negative impact on our business, results of operations, and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our business is conducted solely in Hong Kong through our operating subsidiary and is therefore heavily dependent on the economy of Hong Kong. Economic conditions in Hong Kong are highly sensitive to global cycle and money flows. If there is any significant decline in the Hong Kong economy and we are unable to generate business in other geographic locations, our profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements.

Russia’s invasion of Ukraine has destabilized the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, and other countries against Russia. This has led to a severe energy crisis in Europe with widespread effect, including increasing cost of living in the region, bringing with it tightening monetary conditions and appreciation of the US dollar against most other currencies. Although we do not have any direct exposure to Russia or the adjoining geographic regions the knockdown effects on the global economy and the ramifications from the war could affect our business. Any such disruptions caused by Russian military action or resulting sanctions may also magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the business outlook of our business.

Risks Related to Our Ordinary Shares

An active trading market for our Shares may not be sustained.

Prior to our initial public offering, there has not been a public market for our Ordinary Shares. An active public market for our Shares, however, may not develop or be sustained after the IPO, in which case the market price and liquidity of our Shares will be materially and adversely affected. In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following any volatility in the price of our Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

The trading price of our Ordinary Shares could be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to the investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	variations in our revenues, profit, and cash flow;
●	changes in the economic performance or market valuations of other financial services firms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, our business partners, or our industry;
●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;
●	additions to or departures of our senior management;
●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;
●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and
●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Our Ordinary Shares are trading under US$5.00 per share and thus would be known as a “penny stock.” Trading in penny stocks has certain restrictions, and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

Our Ordinary Shares are trading below US$5.00 per share. As a result, our Ordinary Shares would be known as a “penny stock,” which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations that generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock.” A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and they may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock at any time.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Even though our Ordinary Shares have been approved for listing on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our pre-IPO shareholders will be able to sell their shares subject to restrictions under Rule 144.

Our pre-IPO shareholders may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act. Because these shareholders have paid a lower price per Ordinary Share than participants in our initial public offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the initial public offering, to the detriment of participants in the initial public offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

Our directors, officers, and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this report, our directors, officers, and principal shareholders hold in aggregate 74.3% or more of our shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because, our Controlling Shareholder owns a total of 17,840,000 of our issued and outstanding Ordinary Shares, representing approximately 74.3% of the total voting power.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Our board of directors may under certain circumstances decline to register a transfer including any Ordinary Share which is not fully paid up or on which we have a lien. Further, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide information to show the right to make the transfer. If any such shareholder or proposed acquirer does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may delay or decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.

Our directors may also decline to register any transfer of any Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of Share; (iv) the Shares concerned are free of any lien in favor of the Company; and (v) if applicable, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor was lodged and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

Our management has broad discretion to determine how to use the funds raised in the initial public offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from our initial public offering for our construction business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from our initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

After our initial public offering, we have become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (“ES Act”) that came into force on 1 January 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the cash proceeds and our market capitalization following our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

Item 4. Information on the Company

A.	History and Development of the Company.

In July 2018, Primega Construction was incorporated as a limited liability company under the Laws of Hong Kong. Primega Construction, our operating subsidiary, is principally engaged in soil and rock transportation services in Hong Kong.

In February 2022, Celestial Power was incorporated under the laws of the BVI, as a holding company of Primega Construction.

In April 2022, PGHL was incorporated under the Companies Act as an exempted company with limited liability, as the holding company of our BVI and Hong Kong subsidiaries.

In June 2022, as part of a reorganization, PGHL acquired, through Celestial Power, all the shares of Primega Construction from the Controlling Shareholder and became the ultimate holding company of Celestial Power and Primega Construction.

Our principal executive office is located at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. Our telephone number is (+852) 3997 3682. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://www.primegagroup.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

Initial Public Offering

On July 22, 2024, PGHL entered into an underwriting agreement with Bancroft Capital, LLC, as underwriter named thereof, in connection with its IPO of 1,500,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277692) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on July 1, 2024.

On July 23, 2024, PGHL completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “PGHL”.

B.	Business Overview

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong operating subsidiary, Primega Construction.

We are a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of C&D materials and reduction of construction waste. We operate in the Hong Kong construction industry, mainly handling transportation of materials excavated from construction sites. Our services principally comprise of (i) soil and rock transportation services; (ii) diesel oil trading; and (iii) construction works, which mainly includes ELS works and bored piling. We generally provide our services as a subcontractor to other construction contractors in Hong Kong.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Our operating subsidiary has a fleet of 42 tipper trucks and machinery and a strong network of subcontractors

Our fleet of tipper trucks and machinery allow our operating subsidiary to undertake multiple soil and rock transportation projects at the same time. Our operating subsidiary has the capacity to undertake multiple projects simultaneously due in part to our network of subcontractors, who can provide our operating subsidiary with transportation services. Having its own fleet of trucks and machines allow our operating subsidiary to expediently deploy them to various locations. Our operating subsidiary also has an experienced in-house servicing team for its tipper trucks and other machinery to ensure that they are well maintained and operated efficiently. Our operating subsidiary’s projects department works closely with the contractor on-site, ensuring that the earthworks are carried out as per the project schedule and specifications.

Long term relationships with customers

Our operating subsidiary has established stable business relationships with its customers and its major customers for the years ended March 31, 2024 , 2023 and 2022. While Primega Construction, our operating subsidiary has only commenced its operations since 2018, the close-knit relationship with Chi Yip has provided access to a wide network of customers built over the decades by Mr. Man Chi Kwan, the father of our director and chairman, Mr. Man Siu Ming. As a company with a long history, Chi Yip has been operating in the Hong Kong construction industry since the year 2000. Building on the network and relationships established by Mr. Man Chi Kwan, Mr. Man Siu Ming further cultivated these business relationships during his tenure at Chi Yip. Since the establishment of Primega Construction in 2018, it has begun the gradual process of taking on and succeeding Chi Yip’s clientele. As Mr. Man Chi Kwan retires and downscales Chi Yip’s operations, Primega Construction has grown, developing its own expertise in the field. Riding on the strength of these long-standing relationships in the construction industry, Primega Construction has provided its services to its major customers in the construction industry since its inception, during which time it has had recurring invitations to provide quotations for and completed multiple projects for its customers. We believe that Primega Construction’s operating history, together with the long-established relationships with its customers cultivated over the years would increase our overall recognition and visibility in the market and enable us to attract potential business opportunities.

Experienced and professional management team

Our management members bring with them over 10 years of experience in the construction industry. Mr. Man Siu Ming, our director and chairman of the board, has been in the construction industry for approximately 11 years and ample experience in construction transportation and logistics and foundation related construction work projects. Mr. Man has vast experience in the industry in project management, including the handling of construction waste, as well as established relationships with a number of construction contractors. Mr. Kan Chi Wai, our director and chief executive officer, has also been in the construction industry for over 10 years and has acted as quantity surveyor for construction projects of various scales in Hong Kong. Their qualifications and leadership have been key to formulating business strategies and competitive quotes that are essential to us in securing new business. Their technical know-how and industry knowledge acquired and accumulated over the years have also assisted us in carrying out efficient management of project work and in coping with uncertainties encountered during the projects’ operation. We believe that our experienced and professional management team is an invaluable asset and will continue to contribute to our business development and future prospects. Mr. Man Siu Ming and Mr. Kan Chi Wai also serve as director and project director, respectively, in our operating subsidiary.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Growing through selected strategic acquisition of machinery

Most of Primega Construction’s work requires the use of different machinery and equipment. Primega Construction’s capacity to provide soil and rock transportation services depends in large on the availability of tipper trucks and the loading capacity of such trucks. We believe investing in machinery will be more cost effective than leasing or relying on the provision of transportation services by third parties in the long term. By expanding its fleet of machinery and equipment Primega Construction can (i) ensure that the machinery is optimally serviced and exercise greater control over the deployment of its machinery, (ii) protect its business from fluctuation in rental costs, (iii) reduce its reliance on capacity and availability of machinery and equipment from third parties, and (iv) enhance the accuracy of its cost estimates, allowing us to budget and submit more accurate quotations.

We therefore intend to acquire additional machinery for Primega Construction so as to enhance its technical ability and to strengthen its capability to cope with different needs and requirements of different customers and to meet the expected growing demand for soil and rock transportation in Hong Kong in the foreseeable future. Such additional machinery includes but not limited to tipper trucks and excavators. Our Directors believe that by acquiring machinery, it will allow Primega Construction to operate more efficiently by providing flexibility in how it allocate its resources and expand its capability to take on more concurrent projects in the future.

Enhance our operations as a construction works subcontractor to undertake excavation works

The capacity of our operating subsidiary in undertaking construction projects depends on the amount of available working capital. There may be time lags between payments to the subcontractors and suppliers and receiving payments from our customers. We believe the proceeds from our initial public offering will strengthen our available financial resources and working capital and allow our operating subsidiary to undertake more projects.

As certain machinery we possessed for the handling of C&D material, such as excavators are capable of undertaking excavation works, we plan to vertically expand our operating subsidiary’s service types to provide excavation services. This expansion can not only grow our income stream, but also enable us to better control the state of C&D material from the source to facilitate the subsequent sorting, recycling and resale.

Further enhance our project management capability

As we further expand our business and capture more sizeable projects, we will need additional project managers and engineers, quantity surveyors, with appropriate knowledge, qualifications, and experience to oversee and execute the daily operations of our operating subsidiary’s projects as well as meet the relevant requirements set by government authorities. We consider that the reputation of operating subsidiary has been built on years of satisfactory construction management services operating subsidiary provided to its customers and in order to continually deliver quality work, we intend to expand our manpower by recruiting project management and support staff to cope with our business development.

OUR BUSINESS OPERATIONS

Through our operating subsidiary, we are engaged in the provision of (i) soil and rock transportation services, (ii) biodiesel oil trading, and (iii) construction works.

(i)	Soil and rock transportation services

Construction activities, which include, among others, site clearance, excavation, construction, refurbishment, renovation, demolition and road works generate a large amount of C&D materials, a large portion of which ultimately becomes construction waste. Construction contractors are obligated to sort and dispose of construction waste at government waste disposal facilities, which charge a disposal fee with respect to the weight and type of construction waste. The producers of construction waste are required to open a billing account with the EPD prior to using a government waste disposal facility and to pay the relevant construction waste disposal charge. Primega Construction’s soil and rock transportation services are mainly provided to construction contractors to take care of excavated materials, primarily soil and rock, generated during the excavation stage of a foundation construction project. Primega Construction’s customers primarily consist of subcontractors operating in private sector construction projects.

Primega Construction’s services involve the handling, loading and transport of excavated materials, substantially comprised of soil and rock, for disposal at relevant government waste disposal facilities such as landfills, sorting facilities or public fill reception facilities, as the case may be.

Among the C&D materials generated from construction activities, only a subset of inert materials such as soil, rock and concrete are suitable for reuse and/or recycling into products with marketable value. These materials are suitable for reuse in construction projects such as reclamation, or site formation works with or without further processing. Other inert C&D materials such as asphalt, tiles, bricks and glass cannot be feasibly processed and recycled into marketable products. The excavated materials Primega Construction handles are a mix of such materials. Rather than disposing of all the C&D materials at government waste disposal facilities, Primega Construction makes efforts to reduce waste by reintroducing suitable materials back into the market as reusable or recyclable materials.

Primega Construction identifies reclamation and site formation construction contractors and other vendors interested in purchasing the excavated materials. Excavated soil can be used for land filling works while rock materials can be treated and processed into viable construction materials such as recycled aggregates for mixing concrete.

These excavated materials that can be repurposed or sold will not be subject to disposal charges at government waste disposal facilities, reduces the amount of environmental waste, and at the same time, the operational costs of our operating subsidiary.

(ii)	Biodiesel oil trading

Primega Construction operates as a biodiesel oil provider in the supply chain, obtaining biodiesel oil from wholesale oil trading companies, for sale and delivery to its customers at the construction site. The customers of our operating subsidiary are mainly construction contractors which utilize biodiesel oil to operate construction machinery. Primega Construction places orders with the oil trading companies for inventory for trading and for use by its own machinery. Primega Construction owns a diesel tank wagon with a storage capacity of 15,000 liters. Primega Construction maintains a limited amount of inventory of up to 15,000 liters, which is stored in the diesel tank wagon. It will then make enquiries with construction contractors to confirm orders and arrange for direct delivery to the construction sites of its customers. The pricing is set based on cost plus markup, which is determined by reference to two principal factors, namely (i) the wholesale cost of procuring the biodiesel oil and (ii) the delivery location of the customer. In addition, Primega Construction also has a secondary diesel tank wagon with a storage capacity of 11,500 liters as a contingency backup. During the years ended March 31, 2024, 2023 and 2022, Primega Construction did not experience any significant difficulty sourcing biodiesel oil. During the year ended March 31, 2024, Primega Construction did not record any income from biodiesel oil trading.

(iii)	Construction works

Primega Construction provides ELS works as subcontractor, which are typically used for establishing a supported area for deep excavation in order to facilitate construction of footing foundation basement or pile caps for further infrastructure development. ELS works typically begin by inserting steel pile wall into the soil for the planned excavation, followed by excavation within the steel pile walls. Lateral support is then added to keep the steel pile stable for deeper excavation.

Primega Construction also acts as subcontractor for piling works. Piling involves any work in connection with forming a pile in the ground by a variety of means for the purposes of foundation construction. During the years ended March 31, 2024, 2023 and 2022, Primega Construction has undertaken projects for construction of bored piles. Bored piles are a type of reinforced concrete pile expected to be used to bear heavy loads, and a common type of foundation used in Hong Kong. Bored piling requires the use of different kinds of machinery, such as excavators, air compressors, crawler cranes, oscillators, etc., and Primega Construction possesses most of the standard machinery and equipment necessary for construction of bored piles.

OUR OPERATION FLOW

Set out below is the flow chart summarizing the usual workflow of a soil and rock transportation project:

Quotation and contract execution

As standard practice, Primega Construction is invited by its customers to provide a quotation for a potential project. The customers will typically include in its invitation a preliminary report on the composition of the materials to be excavated at the construction site. Primega Construction will review the preliminary report and conduct an on-site ground investigation to determine the physical characteristics of the site. After the investigation, Primega Construction will conduct a preliminary review and assessment of the potential project. Primega Construction would consider (i) the aggregate estimated volume of materials involved and the project timeframe, (ii) distance between the site location and the relevant reception site, (iii) capacity and resource availability, and (iv) previous experience and relationship with the customer. Once Primega Construction’s management considers the above factors and estimates the expected profitability of a potential project, they will provide a quotation to the customer.

Upon receipt of the quotation, the customer may by way of interview or enquiries clarify with Primega Construction the particulars of its submitted quote. Once the customer decides to engage Primega Construction, generally, it will be formally informed of the customer’s acceptance. Primega Construction may then enter into a formal engagement agreement with the customer.

Project planning

Upon formal engagement, the management of Primega Construction will allocate the required personnel to the project and assesses the necessary machinery and equipment on-hand. Primega Construction will estimate the volume required to be transported per day, and allocate the necessary personnel and machinery to ensure completion of the project on time.

If Primega Construction’s resources are insufficient to meet the project timetable, it will make arrangements to engage subcontractors to supply additional transport vehicles to ensure sufficient loading capacity for the project.

At this stage, Primega Construction will make enquiries with other construction contractors in need of fill materials. These contractors are typically engaged in foundation projects or reclamation projects and require soil for use as filling materials.

Project execution

Forming a project team

The project team of Primega Construction is generally comprised of a project manager, a site foreman, on-site machinery operators, coordinators and truck drivers. The project manager will closely monitor the progress of the project on a continuing basis, and oversee the project on site, reporting to senior management the project status and identifying any problems that need to be resolved from time-to-time.

Transportation to relevant reception sites, recycling and treatment and disposal of construction waste

The initial stages of the projects typically involve sorting the initial layer of materials from excavation. This generally includes a mixture of inert and non-inert C&D materials, including remnant waste from the site clearance process, that are generally not suitable for reuse. The initial layer comprises approximately 20% of the overall volume of materials handled and is considered entirely construction waste. The project team loads the construction waste onto tipper trucks for disposal at the nearest landfill or sorting facility depending on the composition of inert to non-inert construction waste. When the tipper truck carrying the construction waste enters the reception facility, a corresponding transaction record (“CHIT”) is presented and the truck is weighed at the in-weighbridge and inspected as to whether the wastes are permitted to be discharged at the facility. If the contents of the waste fail to comply with the acceptance criteria, a rejection advice will be issued and the truck cannot discharge its waste at the reception facility. When accepted, the truck will be directed to the designated area for unloading the construction waste material. After discharging the waste, the truck will then be weighed again to estimate the weight of waste material discharged. Based on the recorded weight recorded on the CHIT, a waste disposal charge at a rate of HK$175 (approximately US$22.34) up to HK$200 (approximately US$25.53) per ton is payable for disposal of construction waste at sorting facilities and landfills, respectively. To the extent possible, Primega Construction arranges for C&D materials to be recycled and construction waste to be disposed of at private lots approved by the EPD for depositing construction waste. The cost incurred by Primega Construction for construction waste disposal at these approved sites generally ranges from HK$10 (US$1.28) to HK$15 (US$1.92) per ton.

As excavation continues, the materials excavated will consist almost entirely of soil and rock, typically in a ratio of 60% to 40%. During this stage, sorting is required to separate the soil and rock materials, which is typically carried out by the construction contractor, depending on the engagement terms. After sorting, Primega Construction will confirm with other construction contractors the amount of soil that can be reused as filling material, and these contractors will arrange for on-site collection of the materials at no cost. To ensure the soil is recycled and reused, the project team maintains communication with these contractors and will obtain a set of supporting documents to track the transit of the materials until it is redeployed. Soil that meets certain standards is typically reused as backfill in foundation and reclamation projects at other construction sites.

Delivery of recycled soil for reuse as backfill

In March 2022, Primega Construction entered into a supply agreement to sell rock materials to a customer at a fixed rate of HK$15 (US$1.92) per ton. Subsequently in September 2022, the fixed rate was revised by mutual agreement to HK$10 (US$1.28) per ton. As part of the arrangement, Primega Construction will arrange for delivery of raw rocks to the facility designated by the customer. For the year ended March 31, 2023, Primega Construction recorded approximately HK$3.21 million of such sales, representing approximately 144,000 tons of rocks at a price point of HK$15 per ton and approximately 105,000 tons at HK$10 per ton. For the year ended March 31, 2024, Primega Construction recorded approximately HK$1,400,000 of such sales, representing approximately 140,000 tons of rocks at a price point of HK$10 per ton.

Project monitoring

The project manager regularly provides progress updates to the directors. Such updates include accounts on the areas of, but are not limited to, project performance, machinery and facilities on site, delays and causes, and safety and environmental matters. In addition, we would normally hold progress meetings with our customer throughout the project duration. The key members of the project team will keep monitoring the progress of their respective work, and they are all supervised by the project manager. We adopt a stringent quality standard pursuant to which our project team is required to complete the project on time.

Progress payment

Primega Construction is generally paid monthly based on the certified value of the works completed in the preceding month, measured in volume of materials disposed.

PROJECTS

As of the date of this report, we have 8 projects on hand which are in various stages of progress. For the years ended March 31, 2024, 2023 and 2022, Primega Construction completed 6, 3 and 3 projects, respectively. These projects consist of both soil and rock transportation projects and other construction works projects.

PRICING STRATEGY

The pricing of Primega Construction quotations is determined on a cost-plus basis. The pricing of soil and rock transportation services, is generally determined with reference to various factors such as: (i) the distance between the construction site and the disposal and recycling facilities; (ii) the completion time requested by customer; (iii) the estimated composition of soil and rock at the site; (iv) the estimated direct costs to be incurred; (v) the prospect of obtaining future contracts from the customer; and (vi) the prevailing market conditions.

Primega Construction soil and rock transportation projects are either lump-sum fixed price contracts based on the estimated volume of materials involved subject to remeasurement or an agreed fixed unit price per volume or weight of materials transported.

For the biodiesel oil trading business, our pricing is based on the daily quoted price of wholesale biodiesel plus a margin which accounts for logistics costs and overhead.

CUSTOMERS

Primega Construction’s customers are primarily foundation and site formation subcontractors of property development and civil engineering projects in Hong Kong.

Primega Construction’s largest customers, which contributed more than 10% our revenue each, accounted for approximately 88.88%, 88.26% and 65.0% of our revenue, respectively, for the years ended March 31, 2024, 2023 and 2022. Our related party, Chi Yip, was one of Primega Construction’s principal customers for the years ended March 31, 2023 and 2022, accounting for approximately 25.40% and 31.17% of our total revenues, respectively. Chi Yip ceased to be a customer of Primega Construction during the year ended March 31, 2024, and contributed no income during this period.

Primega Construction generally does not enter into long-term agreements with its customers, and the customers engage Primega Construction on a project-by-project basis, which we believe is in line with market practice.

Below are some of the generalized terms included in most of our contracts:

Contract period	:	We are required to follow the pre-determined work schedule for our subcontract works as set under the main contract executed by our customer.

Type and scope of subcontract work	:	Disposal of excavated materials / soil and rock treatment works

Contract sum	:	The contract price is typically a lump sum fixed price based on the number of loads required to transport the estimated volume of materials, subject to remeasurement against actual work done or an agreed unit rates based on volume handled.

Payment terms	:	The customers pay by stages, typically between 30 and 150 days from the date the value of works done is certified, at the agreed rates set out in the contract.

Primega Construction has entered into a long-term supply agreement with a company, pursuant to which we have agreed to supply and arrange delivery of rock materials to a facility designated by the company at a fixed price per ton for a period from April 1, 2022 to March 31, 2025.

SALES AND MARKETING

Primega Construction’s business opportunities arose mainly from invitation for quotation by customers, which are considered by our directors to be attributable to its well-established presence in the construction industry in Hong Kong and its good customer relationships. Primega Construction currently does not maintain a sales and marketing team. Primega Construction contacts its customers on a regular basis to maintain a good relationship with them, to obtain market and industry information, and to seek business opportunities. We also rely on word of mouth by providing quality service in all of projects to attract referrals or for retaining customers in future projects.

SUPPLIERS

Primega Construction’s suppliers primarily supply biodiesel oil to it for operation of its vehicles and for onward sales to its customers. Due to the nature of our business, which involves transporting large volumes of excavation materials and operating a large fleet of vehicles, biodiesel oil is a major cost component of our core business. Primega Construction generally orders biodiesel oil on a project-by-project basis, and it does not enter into any long-term contracts with our suppliers. The terms of our supply contracts include the type of materials, price, quantity, and payment terms. We select suppliers mainly based on: (i) quality of materials, (ii) timeliness of delivery, (iii) previous experience and length of partnership with the supplier, (iv) competitiveness of the price offered, and (v) reputation of the supplier. Unless otherwise stated in our agreement with the customer, we usually provide construction materials for our projects. As we are provided with the standard requirements of the materials and we are liable for the quality of our projects, except in the case that we are provided with materials by our customer, as subcontractor, we are able to choose our own suppliers for our projects.

Primega Construction’s major customers, Chi Yip Eng. & (Trans.) Company Limited and Workbase Engineering Limited, also supplied it with plant and machinery from time to time.

SUBCONTRACTORS

Depending on the availability of resources, capacity of machinery, and the scale and timetable of our soil and rock transportation project, Primega Construction engages subcontractors to provide additional machinery, namely tipper trucks and excavators, labor, which may include drivers for the trucks, or transportation services. During the years ended March 31, 2024, 2023 and 2022, an affiliated company, Chi Yip Eng. & (Trans.) Company Limited, also acted as Primega Construction’s subcontractor, providing it with transportation services, which included trucks and drivers. Chi Yip Eng. & (Trans.) Company Limited was also a major customer of Primega Construction during the years ended March 31, 2023 and 2022.

MACHINERY AND MATERIALS

Primega Construction will rely on the use of machinery to carry out its services.

As of the date of this report, Primega Construction has a fleet of 42 tipper trucks, 1 crawler crane, 1 hydraulic drilling rig, 6 hydraulic microdrilling rigs, 4 air compressors, 4 excavators, 2 generators and 2 diesel tank wagons. Primega Construction also leases additional machinery and vehicles from third parties from time to time, primarily to support its soil and rock transportation operations.

Our directors believe that investment in machinery is crucial for Primega Construction to have greater control and allow us to serve projects of larger scale in the future. The main machinery used in our soil and rock transportation operations are tipper trucks. The machinery and equipment we utilize in construction works projects include:

A crane mounted on an undercarriage with a set of tracks with a lifting capacity of up to 90 tons.

A drilling rig used to drill holes below ground.

Mini excavators are small scale excavators mainly used for moving earth. The upper structure sits atop an undercarriage with tracks or wheels.

Air compressors are devices that forces air into a chamber and compresses air to provide high-pressure air

SEASONALITY

Our business activities do not exhibit any significant seasonality.

QUALITY CONTROL

To maintain consistent quality of services for customers, Primega Construction has established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015. Primega Construction takes an active approach to monitor the progress of each project. Primega Construction’s directors and its project management team maintain frequent dialogue with Primega Construction customers, suppliers, and subcontractors in order to make sure that each project is carried out according to the agreed plan.

MAJOR QUALIFICATIONS, LICENSES, APPROVALS AND CERTIFICATIONS

Licenses, permits and approvals

As of the date of this report, our operating subsidiary had one diesel tank wagon duly licensed by the Hong Kong Fire Services Department to convey category 5 dangerous goods. The validity period of the dangerous goods license generally lasts for one year, subject to annual review and renewal.

As of the date of this report, our operating subsidiary had 42 tipper trucks which are vehicles approved by the Environmental Protection Department of Hong Kong for delivering inert construction waste to government waste reception facilities.

Certifications

As of the date of this report, we obtained the following certifications in recognition of Primega Construction’s quality control system:

Certification	Description	Awarding organization or authority	Holder	Expiry date
ISO 9001:2015	Certification of quality management system	Accredited Certification International Limited	Primega Construction	October 23, 2025
ISO 14001:2015	Certification of environmental management system	Accredited Certification International Limited	Primega Construction	October 23, 2025
ISO 45001:2018	Certification of occupational health and safety management system	Accredited Certification International Limited	Primega Construction	November 2, 2025

COMPETITION

The C&D materials handling industry in Hong Kong is considered relatively fragmented. Our directors consider that there are market entry barriers to the industry in Hong Kong that hinder new subcontractors from entry, including: (i) industry experience, (ii) capital intensive due to the need for specialized machinery, and (iii) sufficiency of working capital. Primega Construction’s main competitors in the industry are mainly companies that are engaged in the foundation and site formation works in Hong Kong and other subcontractors specialized in logistics and transportation of construction materials. These companies typically have the resources including machinery and personnel to handle C&D material disposal projects. We believe that Primega Construction is competing with other construction contractors on its competitive strengths and which have and will continue to contribute to our success. As such, even though competition within the industry in Hong Kong will continue to intensify in the future, we are confident that Primega Construction is able to withstand the intense competition with its competitive strengths.

INTELLECTUAL PROPERTY

As of the date of this report, we had one registered domain name, www.primegagroup.com. As of the date of this report, neither we nor our operating subsidiary owns any patents, copyrights, trademarks or other domain names.

INSURANCE

All projects undertaken by Primega Construction and the relevant employees are respectively protected by insurance policies taken out and maintained by the relevant main contractor of the construction site.

We have insurance coverage for the liabilities under employee compensation and personal injury claims, which meets the statutory minimum insurance coverage of HK$100 million per incident. We consider such insurance coverage as to be generally sufficient for its liabilities under employees’ compensation claims and personal injury actions. We have also maintained office protection insurance, which covers loss of and damage to office contents in our office, and third-party liability insurance regarding the use of our tipper trucks, diesel tank wagons, motor vehicles and other plant and machinery.

We believe that our insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

FACILITIES

We do not own any real property.

Our principal executive office is located at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. The office has a size of approximately 1,000 square feet, which we use as office space. The term of the lease is from June 1, 2024 to May 31, 2026. We have also leased a secondary office at Room 2916 in the same building with a size of approximately 950 square feet. The term of the lease is from October 18, 2022 to October 17, 2024.

Primega Construction also leases a parcel of land located at DD87, Lot 393 at Hung Lung Hang, Sheung Shui, New Territories, Hong Kong with a total gross area of approximately 9,000 square feet for storage of its plant and machinery. The lease has a duration from November 19, 2023 to November 18, 2025, and rent is payable monthly at a rate of HK$30,600.

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

Our operating subsidiary employed 29, 22 and 16 full-time employees as of March 31, 2024, 2023 and 2022, respectively. As of the date of this report, we have [32] employees. The following table sets forth the number of our employees by function as of the date of this annual report:

As of the date of this report
Director	1
Project Engineering	3
Site Operation and Maintenance	24
Quantity Surveyor Department	1
Finance & Accounting Department	2
Human Resources and General Administration Department	1
32

We believe that our operating subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2024, 2023 and 2022. As of the date of this report, we have a total of [32] full-time employees. There has not been any trade union set up for our employees.

We also emphasize the continuing education and quality training of our staff to enhance their work performance. Our employees are encouraged to engage in professional training on a regular basis to enhance their technical knowledge on industry quality standards, safety standards, site management, and operation of tools. We review the performance of our employees from time to time in order to determine salary adjustments and promotion appraisals.

OCCUPATIONAL HEALTH AND WORK SAFETY

We have adopted an occupational health and safety system as required by relevant occupational health and safety laws, rules and regulations for our operating subsidiary, which is managed by its safety department for the benefit of the employees and the subcontractors’ employees. We are committed to providing a safe and healthy working environment. It is also our concern not to put the general public in danger. Our occupational health and safety system has been implemented in compliance with the requirements of ISO 45001:2018 international standards.

The safety officer of Primega Construction is responsible for setting up safety plans for workers before carrying out their work at construction sites and throughout the transportation and disposal process, inspecting machinery and equipment to ensure they are safe to be used, conducting regular safe walks to maintain a safe working environment and site tidiness, setting speed limits for operation of heavy vehicles, requiring the use of safety gear, handling safety incidents, and keeping safety records. In addition, we will conduct regular internal safety audits and regular safety training provided to our staff.

LEGAL PROCEEDINGS

As of the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations .

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, we are not involved in any litigation, arbitration, or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect to applicable laws and regulations.

COVID-19 Update

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later, on March 11, 2020, a global pandemic. The COVID-19 pandemic has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings.

This outbreak of COVID-19 and the uncertainty of the spread of disease has caused companies like us and our business partners to implement certain preventive measures in our construction sites, which we believe has reduced the efficiency of our workers and subcontractors and led to the slowing down of the progress of our projects on hand. Some construction sites in Hong Kong were also closed temporarily for two weeks in light of the number of confirmed COVID-19 cases of the workers on site.

COVID-19 has also impacted the supply of construction materials. As most of the primary construction materials, such as cement and reinforced steel, are imported from China, the production and logistics of those construction materials have been temporarily disrupted as enterprises were forced to shut down during the significant stages of the outbreak so as to contain the further spread of COVID-19, which has triggered some fluctuations in the cost of construction materials during certain periods of the pandemic. We, our customers, subcontractors, and suppliers have not experienced any material suspensions or cancellations of our projects due to the COVID-19 pandemic during the years ended March 31, 2024, 2023 and 2022.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024 and beyond.

ENVIRONMENTAL PROTECTION

Our operating subsidiary’s operations are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to waste disposal, air and water pollution control, and noise control during the years ended March 31, 2024, 2023 and 2022. Under such environmental regulations, Primega Construction is required to dispose of construction waste at specified facilities at costs based on the volume of inert construction waste. Primega Construction is further required to operate within specified hours and generally not allowed to operate powered mechanical equipment on public holidays. A wastewater treatment facility is in place for discharging construction site effluent. See “Regulations” for details on the material environmental protection requirements applicable to Primega Construction’s operations. In recognition of our environmental policies, our environmental management system for our operating subsidiary, Primega Construction, has been assessed and certified as meeting the requirements of ISO 14001:2015.

REGULATIONS

Regulations Related to Our Business Operations in Hong Kong

Hong Kong Regulations Related to Service Providers

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

As of the date of this report, Primega Construction holds a valid business registration certificate.

Hong Kong Regulations Related to the Sale and Transport of Diesel Oil

Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong)

The Dangerous Goods Ordinance controls the usage, storage, manufacturing and conveyance of the dangerous goods under the ordinance and sets out the relevant licensing requirements in relation to these activities. Section 3 of the Dangerous Goods Ordinance gives a broad meaning of dangerous goods, which include all explosives, compressed gases, petroleum and other substances giving off inflammable vapors, substances giving off poisonous gas or vapor, corrosive substances, substances which become dangerous by interaction with water or air, substances liable to spontaneous combustion or of a readily combustible nature, and there are over thousands of substances and chemicals which are classified as dangerous goods. These dangerous goods are grouped into categories and classes in accordance with their potentially hazardous nature. As of the date of this report, there were 11 categories of dangerous goods according to the subordinate legislations of the Dangerous Goods Ordinance (namely Categories 1, 2, 2.2, 3, 3A, 4 to 9 and 9A). Diesel oil is categorized as one of the dangerous goods in Class 3A.

The Fire Services Department of Hong Kong is the licensing authority for all classes of dangerous goods on land (except gases under the Gas Safety Ordinance (Chapter 51 of the Laws of Hong Kong) and schedule 1 dangerous goods under the Dangerous Goods (Application and Exemption) Regulations 2012 (Chapter 295E of the Laws of Hong Kong). Pursuant to section 6 of the Dangerous Goods Ordinance, no person shall store, convey or use any dangerous goods in excess of exempted quantity in any premises or places without a license issued by the director of the Fire Services Department. Any person who contravenes section 6 of the Dangerous Goods Ordinance shall be guilty of an offence and is liable to a fine of HK$100,000 and to imprisonment for 6 months for a first offence.

Pursuant to section 9B of the Dangerous Goods Ordinance, a breach of any term or condition endorsed upon any license issued pursuant to section 9 of the Dangerous Goods Ordinance shall constitute an offence which shall be punishable on summary conviction by a fine not exceeding HK$50,000 and imprisonment not exceeding 1 month for a first offence.

Under section 10 of the Dangerous Goods Ordinance, no person shall deliver to any warehouse owner or carrier from any part of Hong Kong by land or water unless the (a) true name or description of such goods is distinctly written, printed or marked in English and Chinese on the outside of the case or other package containing such goods; (b) the prescribed label, if any, is attached to the outside of the case or other package containing such goods; and (c) in the case of delivery, notice in writing has been given to any warehouse owner or carrier of the true name or description of such goods and the dangerous nature thereof. Any person who contravenes section 10 commits an offence and is liable on summary conviction to a fine of HK$100,000 and to imprisonment for 6 months.

Pursuant to section 15 of the Dangerous Goods Ordinance, any employee or agent of any person holding a license issued under the Dangerous Goods Ordinance who commits an offence under this ordinance is liable for such offence and to the penalty provided therefor, unless he proves that the offence was committed without his knowledge or consent and that he had exercised all due diligence to prevent the commission of the offence. Pursuant to section 16 of the Dangerous Goods Ordinance, where an offence under the Dangerous Goods Ordinance is committed by a company, every director and every officer concerned in the management of the company shall be guilty of the like offence unless he proves that the act constituting the offence took place without his knowledge or consent. Where a person by whom an offence under the Dangerous Goods Ordinance has been committed is a company, every director and every officer concerned in the management of the company shall be guilty of the like offence unless he proves that the act constituting the offence took place without his knowledge or consent.

As of the date of this report, Primega Construction has obtained a valid dangerous goods license.

Dangerous Goods (Application and Exemption) Regulations 2012 (Chapter 295E of the Laws of Hong Kong)

Diesel, fuel oil and furnace oils having a flash point of or over 60°C (140° F) in closed cup test, are categorized as Class 3A dangerous goods under Schedule 2 of the regulation.

Dangerous Goods (Control) Regulation (Chapter 295G of the Laws of Hong Kong)

On March 31, 2022, the Dangerous Goods (Control) Regulation (“DG(C)R”) came into effect, providing for various updates to the regulatory system for dangerous goods in Hong Kong and aligning it with international standards. The DG(C)R also repealed the Dangerous Goods (General) Regulations (Cap. 295B of the Laws of Hong Kong) (“DG(G)R”) previously in effect, while providing for a transitional period of two years. During the transitional period, licenses granted under the repealed DG(G)R remains in force until the end of the validity period of the said license or the end of the transitional period (whichever is earlier) as if the repealed DG(G)R were still in force. In addition, a licensee may, before the end of the validity period, apply for renewal of the license in accordance with the repealed DG(G)R as if it were still in force during the transitional period.

Pursuant to Section 10 of Schedule 6 – Part 2 of the DG(C)R, the outer surface of the outermost packaging of the Schedule 2 must be legibly marked with all the following information:

(a)	The UN number of each type of Schedule 2 dangerous good contained in the case of Class 3A dangerous good, the HK number;
(b)	The proper shipping name or true name of each type of Schedule 2 dangerous good contained in the packaging, in either English or Chinese, as specified in the Code of Practice for Control of Dangerous Goods on Land (published by the Fire Services Department under Section 5A of the Dangerous Goods Ordinance).

Pursuant to Section 140 of the DG(C)R, exemption is provided from the packing, marking and labelling requirements for, among others, Class 3A dangerous goods in an approved tank (approved under Section 114(1) of the DG(C)R, or for Schedule 2 dangerous goods that are either contained in a receptacle that is permanently installed in and forming part of a machinery or used or intended to be used for the proper functioning of the machinery.

Dutiable Commodities Ordinance (Chapter 109 of the Laws of Hong Kong)

The Dutiable Commodities Ordinance and its subsidiary legislations provide the taxation and control of liquors, tobacco, hydrocarbon oil, methyl alcohol and other substances. The duty payable on ultra-low sulfur diesel and Euro V diesel shall be at HK$2.89 per liter from January 1, 2009 onwards and HK$0 per liter from July 14, 2008 onwards.

Dutiable Commodities (Marking And Colouring Of Hydrocarbon Oil) Regulations (Chapter 109C of the Laws of Hong Kong)

The Dutiable Commodities (Marking And Colouring Of Hydrocarbon Oil) Regulations stipulate the specification and proportion of marker and coloring substance. No person shall add any marker and coloring substance to any light diesel oil except with the permission of the commissioner of Customs and Excise and any deputy or assistant commissioner of Customs and Excise. Regulation 12 of the Dutiable Commodities (Marking And Colouring Of Hydrocarbon Oil) Regulations further stipulates that no person shall deliver marked oil to any other person without also delivering a note bearing the statement in both English and Chinese “MARKED OIL IS NOT TO BE USED FOR THE PROPULSION OF MOTOR VEHICLES OR PLEASURE VESSELS” and “有標記油類不得用作推動汽車或遊樂船隻的燃料”. Any person who contravenes regulation 12 commits an offence and is liable to a maximum fine of HK$50,000 and to imprisonment for 6 months.

Hong Kong Regulations Related to the Construction Industry

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)

The Construction Workers Registration Ordinance provides, among others, for registration and regulation of construction workers. The principal object of the Construction Workers Registration Ordinance is to establish a system for registration of construction workers and to regulate construction workers who personally carry out construction work on construction site.

Under Sections 3(1) and 5 of the Construction Workers Registration Ordinance, the principal contractors/subcontractors/employers/controllers of construction sites are required to employ only registered construction workers to personally carry out construction work on construction sites.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection of workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor (including a person for the time being having the management or control of the business carried on in such industrial undertaking and also the occupier of any industrial undertaking) of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by it at the industrial undertaking.

A proprietor who contravenes any of its duties under the Factories and Industrial Undertakings Ordinance commits an offense and is liable to a fine of HK$500,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offense and is liable to a fine of HK$500,000 and to imprisonment for six months.

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong)

According to Section 32 of the Construction Industry Council Ordinance, a construction industry levy (“CIL”) is imposed in respect of all construction works/operations carried out in Hong Kong with a total value exceeding HK$3,000,000. A contractor executing construction operations is responsible for paying the CIL to the Construction Industry Council (“CIC”), “Construction operation” is exhaustively defined under Schedule 1 of the Construction Industry Council Ordinance, which includes among other things, building works, construction, alteration, repair, maintenance, extension, demolition or dismantling, external or internal cleaning. and painting or decorating any external or internal surfaces or parts of any buildings or other temporary or permanent structures forming part of land.

The CIL chargeable is 0.5% of the total value of the construction operations (as defined under Section 53 of the Construction Industry Council Ordinance) concerned. Pursuant to Section 32 and Schedule 5 of the Construction Industry Council Ordinance, no CIL is chargeable for any construction operations not exceeding HK$3,000,000.

According to Section 34 of the Construction Industry Council Ordinance, the contractor and authorized person each is required to inform the CIC in a specified form (Form 1) in respect to the construction operations within 14 days after its commencement. Failure to give such notice without reasonable excuse may be liable to a fine at Level 1, which is fixed at HK$2,000. Notice is only required for term contracts or if the reasonable estimation of the total value of construction operations exceed HK$3,000,000.

Pursuant to Section 35 of the Construction Industry Council Ordinance, a contractor is required to give a Notice of Payment (“NOP”) in a specified form (Form 2) to the CIC within 14 days after the contractor receives a payment in respect to the construction operation. Failure to give the NOP without reasonable excuse may be liable to a fine at Level 3, which is fixed at HK$10,000.

Pursuant to Section 36 of the Construction Industry Council Ordinance, a contractor is required to give a Notice of Completion (“NOC”) in a specified form (Form 3) to the CIC within 14 days after the completion of the construction operation. Failure to give the NOC without reasonable excuse may be liable to a fine at Level 3, which is fixed at HK$10,000.

The CIC shall assess the CIL payable upon receiving the NOP or NOC and give a Notice of Assessment in writing specifying the amount of CIL. The CIC can also make the assessment notwithstanding if a NOP or NOC has been given. According to Section 41 of the Construction Industry Council Ordinance, if a contractor fails to give the NOP or NOC, a surcharge not exceeding twice the amount of the CIL payable may be imposed and a Notice of Surcharge in writing shall be given by the CIC.

Regulations Related to Employment and Labor Protection

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial. Employers must, as far as reasonably practicable, ensure the safety and health in their workplaces. Failure to comply with the above constitutes an offense, and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offense and is liable on conviction to a fine of HK$200,000 and to imprisonment for 6 months.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect to injuries or death caused by accidents arising out of and in the course of employment or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his or her employment, his or her employer is in general liable to pay compensation even if the employee might have committed acts of fault or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to Section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to subcontractors’ employees who are injured in the course of their employment to the subcontractor. The principal contractor is, nonetheless, entitled to be indemnified by the subcontractor who would have been liable to pay compensation to the injured employee independently of this section. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to Section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect to all their employees (including full-time and part-time employees). Under Section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover its liability and that of its subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has taken out a policy of insurance under Section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with Section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable (i) on conviction upon indictment to a fine at Level 6 (currently at HK$100,000) and imprisonment for two years, and (ii) on summary conviction to a fine at Level 6 and imprisonment for one year.

According to Section 15 of the Employees’ Compensation Ordinance, an employer must notify the Commissioner for Labour of any work accident by submitting Form 2 or Form 2B (within 14 days for general work accidents and within seven days for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to its knowledge within such periods of seven and 14 days, respectively, then such notice shall be given not later than seven days or, as may be appropriate, 14 days, after the happening of the accident was first brought to the notice of the employer or otherwise came to its knowledge.

As of the date of this report, employee compensation insurance has been obtained for all employees of Primega Construction.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

Pursuant to Section 38A of the Immigration Ordinance, a construction site controller (i.e., the principal or main contractor, which includes a subcontractor, owner, occupier, or other person who has control over or is in charge of a construction site) should take all practicable steps to prevent having illegal immigrants from being on the construction site and should prevent illegal workers who are not lawfully employable from taking employment on the construction site.

Where it is proved that an illegal immigrant was on a construction site, or such illegal worker, who is not lawfully employable, took employment on a construction site, the construction site controller commits an offense and is liable to a fine of HK$350,000.

As of the date of this report, Primega Construction has complied with the provisions under the Immigration Ordinance.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

As of the date of this report, Primega Construction has complied with the provisions under the Minimum Wage Ordinance.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment.

As of the date of this report, the Company believes it has made all contributions required under the MPFSO.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As of the date of this report, Primega Construction is in compliance with the provisions of the PDPO .

Regulations Related to Environmental Protection

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection, treatment, reprocessing, recycling, and disposal of wastes. At present, livestock waste and chemical waste are subject to specific controls, while unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including, without limitation, the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities, and a main contractor who undertakes construction work with a value of HK$1,000,000 or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect to that particular contract with the director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract. The construction waste disposal charge imposed on each construction waste producer is dependent upon the proportion of inert construction waste.

Under Schedule 5 of the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, inert construction waste means rock, rubble, boulder, earth, soil, sand, concrete, asphalt, brick, tile, masonry or used bentonite. The charge imposed by the government on disposal of construction waste ranges from HK$71 to HK$200 per ton, with HK$71 charged per ton of public fill disposed of at public fill reception facilities, HK$175 per ton of construction waste at sorting facilities and HK$200 per ton of construction waste at landfills. Pursuant to the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Amendment of Schedules) Notice 2023, as of April 1, 2024, the relevant charges will be increased to HK$87 per ton, HK$340 per ton and HK$365 per ton for disposal at public fill reception facilities, sorting facilities and landfills, respectively.

Under the Waste Disposal Ordinance, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has a license from the director of the Environmental Protection Department. A person who, except under and in accordance with a permit or authorization, does, causes, or allows another person to do anything for which such a permit or authorization is required commits an offense and is liable to a fine of HK$200,000 and to imprisonment for six months for the first offense and to a fine of HK$500,000 and to imprisonment for two years for a second or subsequent offense.

As of the date of this report, Primega Construction is in compliance with the provisions of the Waste Disposal Ordinance.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, manufacturing, commercial, institutional, and construction activities into public sewers and public drains. For any industry/trade generating wastewater discharge (except domestic sewage that is discharged into communal sewers or unpolluted water to communal sewers or drains), they are subject to licensing control by the director of the Environmental Protection Department.

All discharges, other than domestic sewage to a communal sewer or drain or unpolluted water to a communal sewer or drain, must be covered by an effluent discharge license. The license specifies the permitted physical, chemical, and microbial quality of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offense and is liable to imprisonment for six months and (a) for a first offense, a fine of HK$200,000; (b) for a second or subsequent offense, a fine of HK$400,000; and (c) in addition, if the offense is a continuing offense, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offense has continued.

As of the date of this report, Primega Construction has complied with the provisions under the Water Pollution Control Ordinance.

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial, and commercial activities, as well as other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including, without limitation, the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong), and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working, and carry out the work in such a manner so as to minimize dust impacts on the surrounding environment, and it shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building work involving asbestos must be conducted only by registered qualified personnel and under the supervision of a registered consultant.

Further, the Air Pollution Control (Motor Vehicle Fuel) Regulation (Chapter 311N of the Laws of Hong Kong) stipulates specifications of motor vehicle fuel and prohibits the supply, distribution and sale of motor vehicle fuels (including motor vehicle diesel and motor vehicle biodiesel) that do not meet the specifications.

As of the date of this report, Primega Construction has complied with the provisions under the Air Pollution Control Ordinance.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from construction, industrial, and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction work. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the director of the Environmental Protection Department of Hong Kong in advance.

Under the Noise Control Ordinance, construction work that produces noise and the use of powered mechanical equipment (other than percussive piling) in populated areas are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the director of the Environmental Protection Department of Hong Kong through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the director of the Environmental Protection Department of Hong Kong. Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$200,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offense continues.

As of the date of this report, Primega Construction has complied with the provisions under the Noise Control Ordinance.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation introduces regulatory control on the emission of non-road mobile machinery (“NRMMs”), including non-road vehicles and regulated machines such as crawler cranes, excavators, and air compressors.

Unless exempted, NRMMs that are regulated under this provision are required to comply with the emission standards prescribed under the regulation. From September 1, 2015, all regulated machines sold or leased for use in Hong Kong must be approved or exempted with a proper label in a prescribed format issued by the Environmental Protection Department pursuant to Section 4 of the regulation. Under Section 5 of the regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs that are already in Hong Kong on or before November 30, 2015, will be exempted from complying with the emission requirements pursuant to Section 11 of the regulation. A period of six months (from June 1, 2015 to November 30, 2015, both dates inclusive) is allowed for existing NRMMs to apply for exemption.

Any person who sells or leases a regulated machine for use in Hong Kong, or uses a regulated machine in specified activities or locations, without (i) exemption or the Environmental Protection Department’s approval is liable to a fine of up to HK$200,000 and imprisonment for up to six months, and (ii) a proper label is liable to a fine of up to HK$50,000 and imprisonment for up to three months.

As of the date of this report, Primega Construction has complied with the emission standards for its non-road mobile machinery.

Regulation Related to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits and deters undertakings in all sectors from adopting anticompetitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The Competition Ordinance lays down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule under the Competition Ordinance prohibits agreements between undertakings that have the object or effect of preventing, restricting or distorting competition in Hong Kong; (ii) the second conduct rule under the Competition Ordinance prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong; and (iii) the merger rule under the Competition Ordinance prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies to the telecommunications sector. Each of the aforesaid rules is however subject to a number of exclusions and exemptions.

Pursuant to section 82 of the Competition Ordinance, if the Competition Commission has reasonable cause to believe that (a) a contravention of the first conduct rule has occurred; and (b) the contravention does not involve serious anti-competitive conduct, it must, before bringing proceedings in the Competition Tribunal against the undertaking whose conduct is alleged to constitute the contravention, issue a notice to the undertaking.

However, under section 67 of the Competition Ordinance, where a contravention of the first conduct rule has occurred and the contravention involves serious anti-competitive conduct or a contravention of the second conduct rule has occurred, the Competition Commission may, instead of bringing proceedings in the Competition Tribunal in the first instance, issue a notice (an “infringement notice”) to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on condition that the person makes a commitment to comply with requirements of the infringement notice. “Serious anti-competitive conduct” means any conduct that consists of any of the following or any combination of the following — (a) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (b) allocating sales, territories, customers or markets for the production or supply of goods or services; (c) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; (d) bid-rigging.

In the event of breaches of the Competition Ordinance, the Competition Tribunal may make orders including: imposing a pecuniary penalty if satisfied that an entity has contravened a competition rule; disqualifying a person from acting as a director of a company or taking part in the management of a company; prohibiting an entity from making or giving effect to an agreement; modifying or terminating an agreement; and requiring the payment of damages to a person who has suffered loss or damage.

As of the date of this report, Primega Construction has complied with the provisions under the Competition Ordinance.

C.	Organizational Structure

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background	Ownership
Celestial Power Group Limited	- A BVI company - Incorporated in February 2022 - Issued 100 shares of US$1.00 each – Intermediate holding company	100% owned by PGHL

Primega Construction Engineering Co., Limited	- A Hong Kong company - Incorporated in July 2018 - Issued 10,000 ordinary shares of HK$1.00 each - Provision of soil and rock transportation services	100% owned by Celestial Power

D.	Property Plant and Equipment

Please refer to “Item 4. Information on the Company—B. Business Overview—Properties and Facilities.”

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Information”.

A. Operating Results

Overview

We are a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of C&D materials and reduction of construction waste. Through our operating subsidiary in Hong Kong, we operate in the construction industry, mainly handling transportation of materials excavated from construction sites. Our services principally comprise of (i) soil and rock transportation services; (ii) diesel oil trading; and (iii) construction works, which mainly include ELS works and bored piling. We generally provide our services as a subcontractor to other construction contractors in Hong Kong.

How We Assess Performance of Our Business

Revenues

Our revenues are principally generated from handling transportation of materials excavated from construction sites, trading of diesel oil and construction services.

Revenues from handling transportation of materials excavated from construction sites is recognized on completion of the related services. Revenues from trading of diesel oil are recognized to depict the transfer of the goods to customers. While revenues from provision of construction services is recognized based on the stage of completion of the contracts.

Our revenues are affected by the development of the construction industry which includes development of residential, commercial, industrial and infrastructure projects. The timing, size and nature of these projects will, on the other hand, be determined by a number of factors such as the Hong Kong government’s spending budget on construction projects, the investment of property developers and the general conditions and prospects of the local economy.

Gross profit

Gross profit represents revenues less costs for providing transportation services, cost of diesel oil or costs of provision of construction services. Our cost of sales mainly comprised subcontracting charges, fuel costs, depreciation of machinery and direct labor costs. Although we determine our project prices based on a cost-plus method with reference to the time, costs and potential income estimated to be involved in a project, the actual time and costs involved in completing our foundation and related projects may be adversely escalated in materials and labor, adverse weather conditions, and changes in rules, regulations, and policies in Hong Kong. Therefore, any failure to control and manage the cost and time involved in a project or failure to identify buys for reusable excavated materials may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Depreciation and Amortization

We carry plant and equipment on our balance sheet at cost, net of accumulated depreciation and amortization. Depreciation on plant and equipment are computed on a straight-line basis over the estimated useful life of the asset.

General and Administrative Expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating leases and finance leases (motor vehicles for administrative purposes and temporarily idle machinery due to construction design problems), provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

Interest Expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery and bank borrowings.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Due to the level of activity and lack of complex transactions, we believe there are currently no critical accounting policies and estimates that affect the preparation of our financial statements.

Exchange Rate

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items throughout fiscal years 2022 to 2024.

Results of Operations

Year ended March 31, 2023, compared to year ended March 31, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the year ended March 31,
	2023	2024	% of change
	US$	US$
Revenues – third parties	8,312,663	13,464,430	62.0%
Revenues – related parties	2,830,475	-	(100.0)%
	11,143,138	13,464,430	20.8%
Cost of sales – third parties	(7,802,451)	(9,672,689)	24.0%
Cost of sales – related parties	(1,162,640)	(1,023,137)	(12.0)%
	(8,965,091)	(10,695,826)	19.3%
Gross profit	2,178,047	2,768,604	27.1%
Operating expenses:
General and administrative expenses	(1,188,713)	(1,336,394)	12.4%
Income from operations	989,334	1,432,210	44.8%
Other income, net	588,131	116,397	(80.2)%
Profit from operations	1,577,465	1,548,607	(1.8)%
Interest expense	(190,561)	(210,713)	10.6%
Income before tax expense	1,386,904	1,337,894	(3.5)%
Income tax expense	(219,644)	(246,609)	12.3%
Net income	1,167,260	1,091,285	(6.5)%

Revenues

Our revenues increased by 20.8% to US$13,464,430 for the year ended March 31, 2024, from US$11,143,138 (of which US$2,830,475 were from related parties) for the year ended March 31, 2023. The revenues increase was principally a result of the significant increase in our undertaking of construction works.

The following table sets out revenues generated from different services during the two years ended March 31, 2024:

	For the year ended March 31,
	2023		2024
	US$	%	US$	%
Revenues
Soil and rock transportation services	9,858,453	88.5%	8,436,223	62.7%
Diesel oil trading	729,930	6.6%	-	0.0%
Miscellaneous construction works	554,755	5.0%	5,028,207	37.3%
Total	11,143,138	100.0%	13,464,430	100.0%

For the year ended March 31, 2024, as compared to 2023, revenues from soil and rock transportation services decreased as we had fewer number of projects on hand for these services and the high revenue base of fiscal year 2023 as we had completed significant number of projects. No revenues were derived from the trading of diesel oil. We had a focus of expanding construction works because our management considered that this segment had a better growth potential in Hong Kong and by undertaking construction works of higher complexity, we could have a chance to increase profitability. As such, revenues from miscellaneous construction works grew by 806.4% in 2024 year-on-year.

Cost of sales

Our total cost of sales increased by 19.3% to US$10,695,826 for the year ended March 31, 2024, from US$8,965,091 for the year ended March 31, 2023. The increase was mainly due to the increase in the cost of the carrying out of the miscellaneous construction works, as we recognized significantly growth in the segment revenues. Cost of sales charged by third parties increased by 24.0% to US$9,672,689 for the year ended March 31, 2024, from US$7,802,451 for 2023. Cost of sales charged by related parties decreased by 12.0% to US$1,023,137 for the year ended March 31, 2024, from US$1,162,640 for 2023. Our cost of sales mainly comprised subcontracting charges, cost of construction materials, fuel costs, depreciation of machinery and direct labor costs. During the year ended March 31, 2024, as we did not generate income from the trading of diesel oil, there was no cost incurred in this segment. We had less cost in soil and rock transportation but higher cost from miscellaneous construction works in 2024 as compared to 2023 due to the respective change in segment revenue.

Gross profit and gross profit margin

Our gross profit increased by 27.1% to US$2,768,604 for the year ended March 31, 2024, from US$2,178,047 for the year ended March 31, 2023. Our gross profit margin increased slightly to 20.6% for the year ended March 31, 2024, from 19.5% for the year ended March 31, 2023. The increase in gross profit margin could be attributed to the temporary stop of diesel oil trading, which by nature had a low gross profit margin and the undertaking of more miscellaneous construction works, which on average had a higher gross profit margin during the year ended March 31, 2024. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the year ended March 31,
	2023		2024
	Gross profit	Gross margin	Gross profit	Gross margin
	US$	%	US$	%
Soil and rock transportation services	2,064,302	20.9%	1,548,076	18.4%
Diesel oil trading	37,392	5.1%	-	N/A
Miscellaneous construction works	76,353	13.8%	1,220,528	24.3%
Overall	2,178,047	19.5%	2,768,604	20.6%

General and administrative expenses

For the years ended March 31, 2023 and 2024, our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for both operating lease and finance lease (motor vehicles for administrative purpose and temporarily idle machineries due to construction design problems), provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2023 and 2024:

	For the year ended March 31,
	2023	2024	% of change
	US$	US$
Legal and professional fees	41,017	313,190	663.6%
Office expenses	64,320	23,838	(62.9)%
Depreciation	291,334	151,059	(48.1)%
Others	53,344	80,687	51.3%
Staff costs	438,871	504,763	15.0%
Insurance	31,228	47,557	52.3%
Transportation	66,848	237,822	255.8%
(Reversal) Provision of credit loss	201,751	(22,522)	(111.2)%
Total	1,188,713	1,336,394	12.4%

Our general and administrative expenses increased by 12.4% to US$1,336,394 for the year ended March 31, 2024, from US$1,188,713 for the year ended March 31, 2023, principally due to the increase of legal and professional fees and transportation expenses. A significant portion of the legal and professional fees were related to the Company’s IPO and thus one-off. We made reversal to previously provisioned credit loss as we recovered the accounts receivable from customers, which offset some increase of the general and administrative expenses.

Interest expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery, and bank borrowings. Our interest expense increased by 10.6% to US$210,713 for the year ended March 31, 2024, from US$190,561 for the year ended March 31, 2023. The interest expenses increased because the bank loans were taken out half-way during fiscal year 2023 and incurred 6-month interest as compared to full year interest being incurred in fiscal year 2024.

Other income

Other income comprised mainly income from machinery rental, site management income, sublease income, sale of rocks, and miscellaneous income. The following table sets for the breakdown of our other income for the years ended March 31, 2023 and 2024:

	For the year ended March 31,
	2023	2024
	US$	US$
Sale of scrap materials	411,636	182,397
Sublease income	143,590	-
Site management income	39,184	-
Parking fines	(51,538)	(69,051)
Government grant	18,462	-
Miscellaneous income	26,797	3,051
Total other income, net	588,131	116,397

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Primega Construction, is subject to Hong Kong profits tax. Our income tax expense was US$246,609 for the year ended March 31, 2024, increased by 12.3% from US$219,644 for the year ended March 31, 2023. Effective tax rate for the two years ended March 31, 2023 and 2024 was 15.8% and 18.4%.

Net income

Our net income decreased by 6.5% to US$1,091,285 for the year ended March 31, 2024, as compared to US$1,167,260 for the year ended March 31, 2023. Net profit margin was 8.1% and 10.5% for the year ended March 31, 2024 and 2023, respectively. The decrease in net income was mainly due to the increase in general and administrative expenses as we incurred higher staff costs, transportation fee and professional fees and expenses for the IPO.

Year ended March 31, 2022, compared to year ended March 31, 2023

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the year ended March 31,
	2022	2023	% of change
	US$	US$
Revenues – third parties	7,215,091	8,312,663	15.2%
Revenues – related parties	3,268,003	2,830,475	(13.4)%
	10,483,094	11,143,138	6.3%
Cost of sales – third parties	(6,272,989)	(7,802,451)	24.4%
Cost of sales – related parties	(1,249,913)	(1,162,640)	(7.0)%
	(7,522,902)	(8,965,091)	19.2%
Gross profit	2,960,192	2,178,047	(26.4)%
Operating expenses:
General and administrative expenses	(694,121)	(1,188,713)	71.3%
Income from operations	2,266,071	989,334	(56.3)%
Other income	201,246	588,131	192.2%
Profit from operations	2,467,317	1,577,465	(36.1)%
Interest expense	(115,978)	(190,561)	64.3%
Income before tax expense	2,351,339	1,386,904	(41.0)%
Income tax expense	(357,734)	(219,644)	(38.6)%
Net income	1,993,605	1,167,260	(41.4)%

Revenues

Our revenues increased by 6.3% to US$11,143,138 (of which US$2,830,475 from related parties) for the year ended March 31, 2023, from US$10,483,094 (of which US$3,268,003 from related parties) for the year ended March 31, 2022. The revenues increase was principally a result of the expansion of our soil and rock transportation services.

The following table sets out revenues generated from different services during the two years ended March 31, 2023:

	For the year ended March 31,
	2022		2023
	US$	%	US$	%
Revenues
Soil and rock transportation services	7,738,263	73.8%	9,858,453	88.5%
Diesel oil trading	1,962,662	18.7%	729,930	6.6%
Miscellaneous construction works	782,169	7.5%	554,755	5.0%
Total	10,483,094	100.0%	11,143,138	100.0%

For the year ended March 31, 2023, soil and rock transportation services continued to be the major source of our revenues, accounted for 88.5% of our total revenues as compared to 73.8% in 2022. The increase in the soil and rock transportation revenue is primarily because of the closer business relationship with the major key customers and our expansion in capacity since we purchased certain machinery required for the operations. On the other hand, diesel oil trading saw a considerable contraction in business even though diesel price was on the rise during the year ended March 31, 2023. This was because our trading of diesel oil was customer and construction site specific and when the customers completed relevant works at the construction sites where diesel oil was consumed, the diesel demand may temporarily decrease. These services will continue to be our main profit driver, with a view to diversifying our income from biodiesel oil trading and construction works services.

Cost of sales

Our cost of sales increased by 19.2% to US$8,965,091 (of which US$1,1,62,640 from related parties) for the year ended March 31, 2023, from US$7,522,902 (of which US$1,249,913 from related parties) for the year ended March 31, 2022. Our cost of sales mainly comprised subcontracting charges, fuel costs, depreciation of machinery and direct labor costs. During the year ended March 31, 2023, as we took up more projects for soil and rock transportation services, which increased associated cost of sales. The increase in cost of sales, however, was higher than the growth in sales. This was attributed to the shortage of construction labor in Hong Kong as we saw both subcontracting fees and direct labor cost soaring. Further, as fuel price was in general higher in fiscal year 2023 than 2022 and we had a larger fleet of machinery and motor vehicles, transportation costs and depreciation expenses increased as well.

Gross profit and gross profit margin

Our gross profit decreased by 26.4% to US$2,178,047 for the year ended March 31, 2022, from US$2,960,192 for the year ended March 31, 2022. Our gross profit margin decreased to 19.5% for the year ended March 31, 2023, from 28.2% for the year ended March 31, 2022. The decrease in gross profit margin could be attributed to the increase in labor costs, subcontracting fees and transportation costs. The following table sets out the gross profit and gross profit margin for our different services for the years ended March 31, 2022 and 2023:

	For the year ended March 31,
	2022		2023
	Gross profit	Gross margin	Gross profit	Gross margin
	US$	%	US$	%
Soil and rock transportation services	2,910,474	37.6%	2,064,302	20.9%
Diesel oil trading	129,658	6.6%	37,392	5.1%
Miscellaneous construction works	(79,940)	N/A	76,353	13.8%
Overall	2,960,192	28.2%	2,178,047	19.5%

Soil and rock transportation services have been the contributor of our gross profit as well as the overall drop in growth profit margin. Diesel oil trading had a lower gross profit margin in fiscal year 2023 mainly because of the higher fuel purchase price. Competition in miscellaneous construction works was a loss in fiscal year 2022 but we managed to turn around in 2023 as we better managed our construction costs.

General and administrative expenses

For the years ended March 31, 2023 and 2022, our general and administrative expenses consisted mainly of staff costs, transportation costs, provision of credit loss, legal and professional fees, entertainment expenses, office and rental expenses and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2023 and 2022:

	For the year ended March 31,
	2022	2023	% of change
	US$	US$
Legal and professional fees	39,462	41,017	3.9%
Office and rental expenses	47,711	64,320	34.8%
Depreciation	28,294	291,334	929.7%
Others	58,512	83,256	42.3%
Staff costs	211,744	438,871	107.3%
Entertainment	109,903	1,316	(98.8)%
Transportation	86,832	66,848	(23.0)%
Provision of credit loss	111,663	201,751	80.7%
Total	694,121	1,188,713	71.3%

Our general and administrative expenses increased by 71.3% to US$1,188,713 for the year ended March 31, 2023, from US$694,121 for the year ended March 31, 2022, principally due to the increase of staff cost as a result of more staff employed for our growing business, and increase in depreciation of machinery. As machinery are not always deployed in front-line operations, where depreciation is charged as cost of sales, when they are temporarily idle such as for maintenance and services, being re-deployed from one site to another or operation suspended due to customers’ change of construction plan, their depreciation expenses are booked into general and administration expenses.

Interest expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and bank borrowings. Our interest expense increased by 64.3% to US$190,561 for the year ended March 31, 2023, from US$115,978 for the year ended March 31, 2022. The increase in interest expense was principally attributable to hire purchase of motor vehicles and machinery under finance leases during the year ended March 31, 2023 and two bank borrowings in 2023.

Other income

Other income comprised mainly income from machinery rental, site management income, sublease income, sale of rocks and other income. The following table sets for the breakdown of our other income for the years ended March 31, 2022 and 2023:

	For the year ended March 31,
	2022	2023
	US$	US$
Machinery rental	7,846	-
Site management income	121,605	39,184
Sublease income	71,795	143,590
Sale of rocks	-	411,636
Other expenses	-	(6,279)
Total other income, net	201,246	588,131

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Primega Construction, is subject to Hong Kong profits tax. Our income tax expense was US$219,644 for the year ended March 31, 2023, decreased by 38.6% from US$357,734 for the year ended March 31, 2022. Effective tax rate for the two years ended March 31, 2023 and 2022 was 15.8% and 15.2%.

Net income

Our net income decreased by 41.4% to US$1,167,260 for the year ended March 31, 2023, as compared to US$1,993,605 for the year ended March 31, 2022. Net profit margin was 10.5% and 19.0% for the year ended March 31, 2023 and 2022, respectively.

B. Liquidity and Capital Resources

Years ended March 31, 2024 and 2023

Our use of cash was primarily related to operating activities and purchase of property, plant and equipment and entering into finance leases. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from the end of fiscal year 2024, which is also based on our management’s experience and the financial data available.

We have strategic plans to expand our business by undertaking more construction projects and strengthening our project management team, as well as acquiring additional machinery and equipment including tipper trucks and excavation machines. We plan to utilize the proceeds raised from the Company’s IPO to achieve this. Additionally, in the event of insufficient liquidity to meet our current obligations, the Company may consider plans to raise capital through offering additional shares or tapping into an appropriate capital market.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2023	2024
	US$	US$
Cash and cash equivalents at the beginning of the year	111,062	240,219
Net cash provided by operating activities	839,954	2,394,212
Net cash used in investing activities	(46,398)	-
Net cash used in financing activities	(664,399)	(2,144,996)
Cash and cash equivalents at the end of the year	240,219	489,435

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for purchase of diesel oils, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, loss on disposal of right-of-use assets – finance lease, credit loss, and changes in working capital items including accounts receivable, prepaid expense, deposits and other receivable, accounts payable, retention receivable, accruals and other current liabilities, contract liabilities, income taxes payable and lease liabilities – operating leases.

Net cash provided by operating activities for the year ended March 31, 2024 was US$2,394,212 represented an increase of 185.0% as compared to fiscal year 2023 of US$839,945. The increase was mainly attributable to the decrease in accounts receivable for the year ended March 31, 2024 as compared to increase in accounts receivable for the year ended March 31, 2023 and the increases in contract liabilities, accounts payable, accruals and other liabilities in 2024. The changes were attributable to the decrease of net income from US$1,167,260 for fiscal year 2023 to US$1,091,285 for fiscal year 2024, and the following non-cash adjustments and changes of working capital items: (i) non-cash operating lease expense of US$43,500; (ii) depreciation of US$1,456,721; (iii) deferred tax expenses of US$68,580; (iv) loss of disposal of right-of-use assets – finance lease of US$197; (v) reversal of credit loss of US$22,522; (vi) decrease in accounts receivable of US$532,844; (vii) increase in retention receivable of US$405,094; (viii) increase in prepayment, deposits and other receivable of US$787,948; (ix) decrease in accounts payable, accruals and other current liabilities of US$479,398; (x) increase in contract liabilities of US$734,348; (xi) increase in income taxes payable of US$148,079; and (xii) decrease in lease liabilities – operating lease of US$29,449.

Investing activities

For the years ended March 31, 2024 and 2023, cash used in investing activities was nil and US$46,398. Cash used in investment activities was for vastly for the acquisition of property, plant and equipment to support our business needs, which are highly dependent on the use of heavy machinery and vehicles.

Financing activities

For the year ended March 31, 2024, net cash used in financing activities was US$2,144,996. The cash used in financing activities was the repayment to a director of US$348,157, net proceeds from a related company of US$156,248, repayment of bank loans of US$34,822, initial payment of finance lease of US$295,843, principal payment of finance lease liabilities of US$1,258,111, payment of offering costs of US$385,587, which was slightly offset by the proceeds from disposal of ROU-finance lease of US$21,276.

For the year ended March 31, 2023, net cash used in financing activities was US$664,399. We obtained cash from financing from proceeds from a director and bank borrowings of US$110,389 and US$1,078,941. We used cash in financing due to initial payment of finance leases of US$24,823, principal payment of finance leases of US$1,350,065 and payment of offering costs of US$478,841.

Years ended March 31, 2023 and 2022

Our use of cash was primarily related to operating activities and purchase of property, plant and equipment and entering into finance leases. We have historically financed our operations primarily through the cash flow generated from our operations, bank borrowings and shareholders’ loans.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2022	2023
	US$	US$
Cash and cash equivalents at the beginning of the year	70,189	111,062
Net cash provided by operating activities	1,963,155	839,954
Net cash used in investing activities	(544,360)	(46,398)
Net cash used in financing activities	(1,377,922)	(664,399)
Cash and cash equivalents at the end of the year	111,062	240,219

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for purchase of diesel oils, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, loss on disposal of right-of-use assets – finance lease, credit loss, and changes in working capital items including accounts receivable, prepaid expense, deposits and other receivable, accounts payable, retention receivable, accruals and other current liabilities, contract liabilities, income taxes payable and lease liabilities – operating leases.

Net cash provided by operating activities for the year ended March 31, 2023 was US$839,945 represented a decrease of 57.2% as compared to fiscal year 2022 of US$1,963,155. The changes were attributable to the decrease of net income from US$1,993,605 for fiscal year 2022 to US$1,167,260 for fiscal year 2023, and the following non-cash adjustments and changes of working capital items: (i) non-cash operating lease expenses of US$20,292; (ii) depreciation of right-of-use assets – finance leases and property, plant and equipment of US$1,140,291; (iii) deferred tax expenses of US$87,010; (iv) credit loss of US$201,751; (v) increase in accounts receivable of US$3,171,765; (vi) increase in retention receivable of US$41,557; (vii) increase in prepayment, deposits and other receivable of US$58,017; (viii) increase in accounts payable, accruals and other current liabilities of US$1,300,036; (ix) increase in contract liabilities of US$102,563; (x) increase in income taxes payable of US$112,738; and (xi) decrease in lease liabilities – operating lease of US$20,648.

Investing activities

For the years ended March 31, 2023 and 2022, cash used in investing activities was US$46,398 and US$544,360. Cash used in investment activities was for vastly for the acquisition of property, plant and equipment to support our business needs, which are highly dependent on the use of heavy machinery and vehicles.

Financing activities

For the year ended March 31, 2022, net cash used in financing activities was US$1,377,922, which arrived from the payment of offering costs of US$237,965, proceeds from a director of US$142,253, the initial payment of finance leases of US$592,972 and principal repayment of finance lease liabilities of US$689,238.

For the year ended March 31, 2023, net cash used in financing activities was US$664,399. We obtained cash from financing from proceeds from a director and bank borrowings of US$110,389 and US$1,078,941. We used cash in financing due to initial payment of finance leases of US$24,823, principal payment of finance leases of US$1,350,065 and payment of offering costs of US$478,841.

C. Research and Development, Patents and Licences, etc.

For the three years ended March 31, 2024, we did not incur material costs in research and development. We did not possess any patents.

Our operating subsidiary had one diesel tank wagon duly licensed by the Hong Kong Fire Services Department to convey category 5 dangerous goods. Also, Primega Construction has established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015.

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of March 31, 2024, and their maturity profile:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating leases	83,553	27,462	-	-	111,015
Financial leases	1,387,011	1,925,882	432,376	-	3,745,269
Bank borrowings	94,435	198,037	210,926	540,721	1,044,119
Total contractual obligations	1,564,999	2,151,381	643,302	540,721	4,900,403

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive officers	Age	Position
Mr. Man Siu Ming	37	Director and Chairman of the board
Mr. Kan Chi Wai	47	Director and Chief Executive Officer
Mr. Man Wing Pong	53	Chief Financial Officer
Mr. Cheng Hin Fung Alvin	38	Independent director
Mr. Suen To Wai	50	Independent director
Mr. Wu Loong Cheong Paul	60	Independent director

The following is a brief biography of each of the executive officers and directors or director appointees listed above:

Mr. Man Siu Ming is our director and the chairman of the board of directors. Mr. Man joined Primega Construction in September 2018 as managing director and is responsible for our overall management of its business and operations. Mr. Man has accumulated over 11 years of experience in the civil engineering industry in Hong Kong, specializing in construction transportation and logistics and foundation related construction work projects. From 2012 to 2018, Mr. Man worked at Chi Yip Eng. & (Trans.) Company Limited, a construction subcontractor primarily engaged in providing general transportation and logistics services in the Hong Kong construction industry.

Mr. Kan Chi Wai is our chief executive officer and director. Mr. Kan is primarily responsible for assisting our chairman in our operation and overall project management. Mr. Kan joined Primega Construction in July 2022 as a Quantity Surveyor. Mr. Kan has over 10 years of experience in the construction industry in Hong Kong and has accumulated extensive experience in conducting surveying works for construction projects of various scales in Hong Kong. Prior to his employment with Primega Construction, Mr. Kan has served as assistant quantity surveyor and chainman at other construction companies in Hong Kong.

Mr. Man Wing Pong has been appointed as the chief financial officer of our Company since July 18, 2024. Mr. Man has over 20 years of experience in corporate finance, investment banking and asset management. Mr. Man worked in Deloitte & Touche Corporate Finance Limited from December 2004 to September 2007 with his last position as manager. He subsequently worked at China Merchants Securities (HK) Co., Limited from October 2007 to June 2011 with his last position as manager of investment banking department. He then worked at RHB OSK Capital Hong Kong Limited from June 2011 to September 2014 with his last position as director, corporate finance. From September 2014 to April 2018, Mr. Man worked at ABCI Capital Limited with his last position as senior vice president of investment banking department. Mr. Man worked at Mason Global Capital Limited from January 2019 to February 2020 as director, investment banking division. Mr. Man has been working at Arion & League Capital Limited as managing director from April 2020 to June 2021. He has been working at Silverstone Investments Limited as chief risk officer since June 2021. Since June 2022, Mr. Man has been serving as an independent non-executive director of BoardWare Intelligence Technology Limited, a company listed on The Stock Exchange of Hong Kong Limited (HKSE: 1204). Since June 2023, Mr. Man has been serving as an independent non-executive director of Changan Minsheng APLL Logistics Co., Ltd., a company listed on The Stock Exchange of Hong Kong Limited (HKSE: 1292).

Mr. Man obtained a degree of bachelor of social science and a postgraduate diploma in professional accountancy from The Chinese University of Hong Kong in December 1993 and November 2018, respectively. Mr. Man also obtained a degree of master of financial management from Rotterdam School of Management, Erasmus University, in August 2004. Mr. Man is currently a fellow of CPA Australia and a fellow of The Hong Kong Institute of Directors.

Mr. Cheng Hin Fung Alvin has served as our independent director since July 1, 2024, and is the Chairman of the Nominating and Corporate Governance Committees and a member of the Audit Committee and Compensation Committee. Mr. Cheng has over 10 years of experience in the engineering and construction industry and management of various site formation works projects. From January 2017 to March 2022, Mr. Cheng worked at Ming lee Foundation Company Limited, a subsidiary of Ling Yui Holdings Limited (HKSE: 784), a company listed on the Hong Kong Stock Exchange, with his last position as assistant project manager. Mr. Cheng jointed ELE Construction Limited in March 2022, where he currently serves as project manager. Mr. Cheng is a Chartered Civil Engineer and member of the Institution of Civil Engineers. Mr. Cheng obtained a Bachelor of Engineering with honors in Civil Engineering Class III from the University of Exeter in July 2012. Mr. Cheng also obtained a Master of Science in Civil Engineering from Coventry University in November 2013.

Mr. Suen To Wai, has served as our independent director since July 1, 2024, and is the Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committees and Compensation Committee. He is currently an independent director of MingZhu Logistics Holdings Limited, a company listed on NASDAQ (stock code: YGMZ), since September 2020, an independent non-executive director of Huisen Household International Group Limited, a company whose shares are listed on the Main Board of the Stock Exchange (stock code: 2127), since December 2020 and Huajin International Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 2738), since March 2023. In addition, he served as an independent non-executive director of CT Environmental Group Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1363), from February 2018 to April 2019. Mr. Suen was also an independent non-executive director of China Zenix Auto International Limited (a company whose American depositary shares were previously listed on the New York Stock Exchange under the stock code “ZX” but was subsequently delisted in December 2018, and then was quoted on the over-the-counter markets under the stock code “ZXAIY” but was subsequently delisted in January 2022) since April 2018 to January 2022. He has also served as an independent non-executive director of Ping An Securities Group (Holdings) Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 231) which was subsequently delisted in November 2022, since February 2020. Other than serving as an independent director, he served as the chief financial officer and company secretary of China Saite Group Company Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 153), from May 2015 to August 2016. In addition, he served as the company secretary to certain companies including IDT International Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 167), from January 2017 to April 2017, China Smarter Energy Group Holdings Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 1004), from February 2017 to April 2019, and Asia Energy Logistics Group Limited, a company listed on the Stock Exchange of Hong Kong (stock code: 351), from July 2020 to April 2021, respectively. He also worked at an international audit firm from January 2001 to July 2013. Mr. Suen is a practicing member of the Hong Kong Institute of Certified Public Accountants. He obtained a bachelor’s degree in commerce from The University of Western Australia in March 2001.

Mr. Wu Loong Cheong Paul has served as our independent director since July 1, 2024 and is the Chairman of the Compensation Committee and a member of the Audit Committee and Nominating and Corporate Governance Committee.

Mr. Wu worked as a member of scientific staff, senior software engineer, software development and sustaining team leader and product design support manager for Nortel Networks, which was a telecommunications and network equipment manufacturer, from 1989 to 2001. From February 2002 to October 2007, Mr. Wu worked at UTStarcom Holdings Corp, a company listed on NASDAQ (NASDAQ: UTSI), primarily engaged as a global telecom infrastructure provider in February 2002 and worked until October 2007, with his last position held as senior manager and deputy director of common software engineering department. Since September 2008, Mr. Wu has been the principal of Ascent Partners Transaction Service Limited and Ascent Partners Valuation Service Limited which primarily engages in corporate valuation and advisory services. Mr. Wu spearheads the business valuation and advisory service division to formulate marketing strategies, business development and operating plans, as well as establish and institutionalize business practices, standards and processes for the effectiveness and efficiency across the global operations of the group. He provides solutions and consultancy services to financial institutions and corporate clients in financial products and operations. From March 2017 to October 2021, Mr. Wu was an independent non-executive director of Lai Group Holding Company Limited (HKSE: 8455), a company listed on the GEM board of the Hong Kong Stock Exchange.

Mr. Wu obtained a Bachelor of Science degree and a Master of Science degree from Simon Fraser University, Canada in June 1986 and in June 1989, respectively. He has been a certified member of the Institute of Certified Management Accountants (Australia) since December 2013 and a Chartered Valuer and Appraiser (Singapore) of the Institute of Valuers and Appraisers, Singapore, since February 2018.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country
Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended March 31, 2024, we paid an aggregate of approximately HK$2,494,000 (US$319,743), in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors, comprising two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, directors may vote with respect to any contract, proposed contract, or arrangement in which they are interested; in voting in respect to any such matter, such director should take into account their directors’ duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural and education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this report forms a part. We have adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Suen To Wai, Mr. Cheng Hin Fung Alvin, and Mr. Wu Loong Cheong Paul, and it is chaired by Mr. Suen To Wai. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Suen To Wai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Wu Loong Cheong Paul, Mr. Suen To Wai and Mr. Cheng Hin Fung Alvin, and it is chaired by Mr. Wu Loong Cheong Paul. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Cheng Hin Fung Alvin, Mr. Suen To Wai and Mr. Wu Loong Cheong Paul, and it is chaired by Mr. Cheng Hin Fung Alvin. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

D.	Employees

Please refer to “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

Directors and executive officers(1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares

Directors and executive officers
Mr. Man Siu Ming(1)	17,840,000	74.3%
Mr. Kan Chi Wai(1)	—	—
Mr. Man Wing Pong(1)	—	—
Mr. Cheng Hin Fung Alvin (2)	—	—
Mr. Suen To Wai (2)	—	—
Mr. Wu Loong Cheong Paul (2)	—	—
All directors and executive officers (6 individuals)	17,840,000	74.3%
5% or greater shareholders
Mr. Man Siu Ming(1)	17,840,000	74.3%

As of the date of this report, none of our outstanding Ordinary Shares are held by record holders in the United States.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

(2)	Each of Mr. Cheng Hin Fung Alvin, Mr. Suen To Wai and Mr. Wu Loong Cheong Paul has been appointed as our director effective on July 1, 2024.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the years ended March 31, 2024, 2023, 2022 and up to the date of this report:

List of Related Parties

Name	Relationship
Mr. Man Siu Ming (“Mr. Man”)	Chairman of the Board, Director, the Controlling Shareholder
Chi Yip Eng. & (Trans.) Company Ltd (“Chi Yip”)	A company owned as to 50% each by Ms. Wong Lai Ching and Mr. Man Chi Kwan, the parents of Mr. Man Siu Ming

Balances with related parties:

	As of March 31,
	2023	2024
	USD	USD
Accounts receivable from related party:
Chi Yip	1,903,672	392,686
Accounts payable to related party:
Chi Yip	236,429	279,498
Amounts due to related parties:
Chi Yip	-	156,248
Mr. Man	545,063	196,906
Finance lease liabilities due to related parties:
Chi Yip	644,275	1,117,351

All balances due from Chi Yip were accounts receivables due from Chi Yip relating to our provision of soil and rock transportation services and site management services. The amounts due to Chi Yip related to subcontracting charges from Chi Yip and initial payment of finance lease paid by Chi Yip. The largest amount outstanding from Chi Yip during the fiscal years ended March 31, 2023 and 2024 was approximately US$1,981,175, and US$1,892,147, respectively. The largest amount outstanding to Chi Yip during the fiscal years ended March 31, 2023 and 2024 was approximately US$254,886, and US$435,746, respectively. The largest amount outstanding to Mr. Man during the fiscal years ended March 31, 2023 and 2024 was approximately US$629,213, and US$691,438, respectively. The amounts due to our director, Mr. Man, during the relevant periods were advances from Mr. Man which are unsecured and interest-free with no specific repayment terms. The finance lease liabilities due to related parties, Chi Yip and Mr. Man related to payments owed under finance leases for motor vehicles and machinery assigned to Primega Construction.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this report.

Transactions with related parties:

Summary of transactions with Chi Yip and Mr. Man Chi Kwan

Chi Yip is an affiliated company under the control of our Controlling Shareholder’s parents. Chi Yip, incorporated in Hong Kong in September 2000, has operated as a subcontractor focused on providing general transportation and logistics services in the Hong Kong construction industry for over 20 years, under the management of Mr. Man Chi Kwan, the father of our Controlling Shareholder. Mr. Man Siu Ming joined Chi Yip in 2010 and gained experience in construction transportation and logistics operations, building his own connections in the construction industry.

In 2018, Mr. Man Siu Ming founded Primega Construction, our Hong Kong subsidiary, initially capitalizing on his experience in the construction industry by taking on foundation related construction works and sale and transportation of biodiesel for construction contractors.

During the year ended March 31, 2022, Mr. Man Chi Kwan sought to downsize his business as part of his succession planning as he entered retirement, where Chi Yip began subcontracting its projects, particularly, soil and rock transportation projects to Primega Construction. From March 2021 to the date of this report, Chi Yip assigned to Primega Construction its rights to 29 tipper trucks and a diesel tank wagon under hire purchase agreements with banks in Hong Kong. Primega Construction has taken possession of the 24 tipper trucks and diesel tank wagon of Chi Yip for its own operations and reimburses the finance costs payable under the hire purchase arrangements to Chi Yip.

For the years ended March 31, 2022, 2023 and 2024, we paid finance fees to Chi Yip for the tipper trucks and diesel tank wagon assigned to Primega Construction under hire purchase financing arrangements in the amounts of approximately US$65,622, US$55,988 and US$29,307, respectively.

For the years ended March 31, 2022, 2023 and 2024, we recorded income of approximately US$3,268,003, US$2,830,475 and Nil, respectively, for soil and rock transportation services provided to Chi Yip.

For the years ended March 31, 2022, 2023 and 2024, we recorded income of approximately, US$121,605, US$39,184 and Nil for site management services provided to Chi Yip.

For the years ended March 31, 2022, 2023 and 2024, we paid total service fees charged by Chi Yip in the amounts of approximately US$1,249,913, US$1,162,640 and US$1,023,137, respectively, for providing rental tipper trucks and for labor to support its operations.

For the years ended March 31, 2022, 2023 and 2024, we paid rental fees of approximately US$4,615, US$769 and Nil, respectively to Chi Yip to lease office premises in Hong Kong. Since May 30, 2022, Primega Construction ceased to lease the office premises from Chi Yip.

Guarantees

Our related parties, from time to time provides guarantees for our benefit. Mr. Man Siu Ming provided guarantees relating to our loan obligations under 12 hire-purchase agreements entered into with Dah Sing Bank Limited as of March 31, 2024. Mr. Man Siu Ming also provided personal guarantees to secure two bank loans of Primega Construction in the principal amount of HK$4,574,286 and HK$4,574,286 with the Standard Chartered Bank (Hong Kong) Limited during the year ended March 31, 2023 and 2024. As of March 31, 2024, the bank loans amounted to USD1,044,119.

Policies and Procedures for Related-Party Transactions

Our board of directors has created an audit committee that is tasked with reviewing and approving all related-party transactions.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this report.

Legal Proceedings

As of the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended March 31, 2022, 2023 and 2024, PGHL did not declare or pay any dividends and there was no transfer of assets among PGHL and its subsidiaries.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

As we are a holding company with no substantial business operations, we will rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offering and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “PGHL.”

B.	Plan of Distribution

Not applicable

C.	Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “PGHL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this annual report forms a part.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our board of directors may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Where our board of directors or our Company in general meeting has resolved that a dividend should be paid or declared, our board of directors may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit.

Upon the recommendation of our board of directors, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our board of directors or our Company in general meeting has resolved that a dividend be paid or declared, our board of directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our board of directors may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our board of directors may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our board of directors for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by our duly authorized representative shall have one vote for every share which is fully paid or credited as fully paid registered in his name in the register of members of our Company but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person (or, in the case of a member being a corporation, by our duly authorized representative) or by proxy shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our board of directors may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our board of directors may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our board of directors may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our board of directors otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our board of directors may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our board of directors may decline to recognize any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our board of directors may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our board of directors may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to these Articles and to the terms of allotment, our board of directors may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our board of directors shall fix from the day appointed for payment to the time of actual payment, but our board of directors may waive payment of such interest wholly or in part. Our board of directors may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our board of directors may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our board of directors to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our board of directors shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our board of directors may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our board of directors fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorized representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.	Taxation

MATERIAL INCOME TAX CONSIDERATIONS

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at 8.25% on its assessable profits up to HK$2,000,000 and 16.5% on its assessable profits over HK$2,000,000 on its taxable income assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2021/2022 and 2020/2021. As from year of assessment of 2018/2019 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, save for Cayman Islands companies which hold interests in land situated in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-277692) with the SEC to register the issuance and sale of our Ordinary Shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is July 31.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

Assets that potentially subject us to a significant concentration of credit risk primarily consist of cash, accounts receivable, retention receivable and other current assets. We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,130) if the bank with which an individual/company holds its eligible deposit fails. As of March 31, 2024, cash balance of US$489,435 was maintained at financial institutions in Hong Kong and approximately HK$500,000 were insured by the Hong Kong Deposit Protection Board.

We have designed our credit policies with an objective to minimize exposure to credit risk. Other than retention receivable which may be held by our customers for more than a year, the credit term of our receivables are typically 30 to 150 days, but may be longer depending on their reputation and transaction history, in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers to ascertain receivables value at credit risk. In particular, we estimate allowance for credit loss the details of which are discussed in Note 2 to the financial statements.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We have finance leases in place which have fixed interest rates throughout the lease period. Interest rates of the finance leases are fixed at inception of the leases, which in turn relates to the prevailing market interest rate.

During the year ended March 31, 2024, we had maintained floating rate facility letter withs a bank in Hong Kong which were entered into in September 2022 and December 2022 . The facilities carry an annual interest rate of prime rate – 2.5%.

Our exposure to the risk of changes in market interest rates relates primarily to our bank borrowings with floating interest rates. Our policy is to obtain the most favourable interest rates available for our borrowings. Management monitors interest rate exposure and will consider hedging significant interest rate exposures should the need arise.

The following table presents the potential effects on net interest income or expenses of a hypothetical change of +/- 100 bps in year-end interest rates, applied to the Company’s bank borrowings and cash and cash equivalents.

For the year ended March 31, 2023			For the year ended March 31, 2024
Notional principal amounts of the floating loan (US$)	Impact on net interest (expenses)/ income +100 bps (US$)	Impact on net interest (expenses)/ income -100 bps (US$)	Notional principal amounts of the floating loan (US$)	Impact on net interest (expenses)/ income +100 bps (US$)	Impact on net interest (expenses)/ income -100 bps (US$)
1,078,941	(5,356)	5,356	1,078,941	(10,779)	10,779

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-277692) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,500,000 Ordinary Shares, at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed on July 24, 2024. Bancroft Capital, LLC was the underwriter of our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on July 1, 2024. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$3.1 million which included US$0.7 million in underwriting discounts and commissions for the initial public offering and approximately US$2.4 million in other costs and expenses for our initial public offering. We raised approximately US$2.9 million in net proceeds from the issuance of new shares from the initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding our management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2024, due to the material weakness described below, we believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements included in this report, we identified several material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in our financial operations; and (ii) setting up a financial and system control framework with formal documentation of polices and controls in place.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended March 31, 2024 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our board of directors has determined that Ms. Suen To Wai, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chair of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://www.sec.gov/Archives/edgar/data/1966678/000149315224008973/ex99-1.htm.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, our principal external auditors, for the periods indicated.

	2023	2024
	USD	USD
Audit Fee (1)	150,000	160,000
Audit Related service fees (2)	20,000	30,000
	170,000	190,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit review services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

As a Cayman Islands incorporated company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Primega Group Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Amended and Restated Memorandum and Articles of Association (incorporated herein by, reference to Exhibit 3.2 to the Form F-1 filed on May 23, 2023 (File No. 333-277692)
2.1	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on June 21, 2024 (File No. 333-277692))
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1	Form of Employment Agreement between the registrant and its directors and officers ((incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
4.2	Form of Indemnification Agreement between the registrant and its officers and directors ((incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
4.3	English translation of Office Lease Contract, by and between Lin Qianyu and Primega Construction, dated as of May 30, 2022 ((incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
4.6	Bank facilities between Standard Chartered Bank (Hong Kong) Limited and Primega Construction (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
4.7	Bank facilities between Standard Chartered Bank (Hong Kong) Limited and Primega Construction (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 21, 2024 (File No. 333-277692))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended March 31, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: August 12, 2024

PRIMEGA GROUP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Primega Group Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primega Group Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

August 12, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.710 Email: admin@zhcpa.us

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024
	USD	USD

Assets
Current assets:
Cash and cash equivalents	240,219	489,435
Accounts receivable, net	3,898,895	4,911,202
Accounts receivable, net – related parties	1,903,672	392,686
Prepayment, deposits and other receivable	85,871	873,819
Deferring offering costs	716,806	1,102,393
Total current assets	6,845,463	7,769,535

Property, plant and equipment, net	472,314	315,895
Right-of-use assets – Finance lease	4,256,182	4,764,246
Right-of-use assets – Operating lease	46,482	85,634
Retention receivable	39,178	432,629
Total non-current assets	4,814,156	5,598,404

TOTAL ASSETS	11,659,619	13,367,939

Liabilities
Current liabilities:
Bank loans - current	35,827	94,435
Finance lease liabilities – current	846,154	775,042
Finance lease liabilities – current – related parties	477,237	437,982
Operating lease liabilities – current	33,219	79,958
Contract liabilities	102,563	836,911
Accounts payable, accruals, and other current liabilities	2,771,506	2,292,108
Accounts payable – related parties	236,429	279,498
Amount due to a related company	-	156,248
Amount due to a director	545,063	196,906
Income taxes payable	221,588	369,667
Total current liabilities	5,269,586	5,518,755

Non-current liabilities
Bank loans – non-current	1,043,114	949,684
Finance lease liabilities - non-current	1,625,830	1,492,062
Finance lease liabilities – non-current – related parties	167,038	679,369
Operating lease – non-current	12,946	27,099
Deferred tax liabilities	342,594	411,174
Total non-current liabilities	3,191,522	3,559,388

TOTAL LIABILITIES	8,461,108	9,078,143

Commitments and contingencies

Shareholders’ equity
Ordinary shares USD 0.00005 par value; 1,000,000,000 shares authorized; 22,500,000 and 22,500,000 shares issued and outstanding as of March 31, 2024 and 2023, respectively	1,125	1,125
Additional paid in capital	1,282	1,282
Retained earnings	3,196,104	4,287,389
Total shareholders’ equity	3,198,511	4,289,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,659,619	13,367,939

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD

Revenues
Revenue generated from third parties	7,215,091	8,312,663	13,464,430
Revenues generated from related parties	3,268,003	2,830,475	-
	10,483,094	11,143,138	13,464,430
Cost of sales
Cost of sales charged by third parties	(6,272,989)	(7,802,451)	(9,672,689)
Cost of sales charged by related parties	(1,249,913)	(1,162,640)	(1,023,137)
	(7,522,902)	(8,965,091)	(10,695,826)

Gross profit	2,960,192	2,178,047	2,768,604

Operating expenses:
General and administrative expenses	(694,121)	(1,188,713)	(1,336,394)

Income from operations	2,266,071	989,334	1,432,210

Other income, net	201,246	588,131	116,397
Interest expense	(115,978)	(190,561)	(210,713)

Income before tax expense	2,351,339	1,386,904	1,337,894
Income tax expense	(357,734)	(219,644)	(246,609)
Net income	1,993,605	1,167,260	1,091,285

Other comprehensive income	-	-	-

Total comprehensive income	1,993,605	1,167,260	1,091,285

Net earnings per share attributable to ordinary shareholders
Basic and diluted	0.09	0.05	0.05
Weighted average number of ordinary shares used in computing net earnings per share
Basic and diluted	22,500,000	22,500,000	22,500,000

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional		Total
	Number of		Paid-in	Retained	Stockholders’
	Shares	Amount	Capital	Earnings	Equity
		USD	USD	USD	USD

Balance as of March 31, 2021	22,500,000	1,125	1,282	35,239	37,646

Net income	-	-	-	1,993,605	1,993,605

Balance as of March 31, 2022	22,500,000	1,125	1,282	2,028,844	2,031,251

Net income	-	-	-	1,167,260	1,167,260

Balance as of March 31, 2023	22,500,000	1,125	1,282	3,196,104	3,198,511

Net income	-	-	-	1,091,285	1,091,285

Balance as of March 31, 2024	22,500,000	1,125	1,282	4,287,389	4,289,796

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2022	2023	2024
	USD	USD	USD

Operating activities
Net income	1,993,605	1,167,260	1,091,285
Non-cash item adjustments:
Non-cash operating lease expense	4,429	20,292	43,500
Depreciation of right-of-use assets – finance lease	485,385	1,003,668	1,300,302
Depreciation of property, plant and equipment	101,446	136,623	156,419
Deferred tax expenses	248,884	87,010	68,580
Loss on disposal of right-of-use assets – finance lease	1,282	-	197
Credit loss	111,663	201,751	(22,522)
Change in working capital items:
Change in accounts receivable	(833,989	(2,529,230)	(1,000,746)
Change in accounts receivable – related parties	(1,201,806)	(642,535)	1,533,590
Change in retention receivable	-	(41,557)	(405,094)
Change in prepayment, deposits and other receivable	(27,085)	(58,017)	(787,948)
Change in accounts payable, accruals and other current liabilities	1,146,066	1,063,607	(479,398)
Change in accounts payable – related parties	(171,103)	236,429	43,069
Change in contract liabilities	-	102,563	734,348
Change in income taxes payable	108,850	112,738	148,079
Change in lease liabilities – Operating lease	(4,472)	(20,648)	(29,449)
Cash provided by operating activities	1,963,155	839,954	2,394,212

Investing activities
Purchase of property, plant and equipment	(544,360)	(46,398)	-
Cash used in investing activities	(544,360)	(46,398)	-

Financing activities
Net proceeds (repayment) from a director	142,253	110,389	(348,157)
Net proceeds from a related company	-	-	156,248
Proceeds of bank loans	-	1,078,941	-
Repayment of bank loans		-	(34,822)
Proceeds from disposal ROU-finance lease		-	21,276
Initial payment of finance lease	(565,022)	(24,823)	(139,595)
Initial payment of finance lease – related parties	(27,950)	-	(156,248)
Principal payment of finance lease liabilities	(227,241)	(693,666)	(935,304)
Principal payment of finance lease liabilities – related parties	(461,997)	(656,399)	(322,807)
Payment of offering costs	(237,965)	(478,841)	(385,587)
Cash used in financing activities	(1,377,922)	(664,399)	(2,144,996)

Net increase in cash and cash equivalents	40,873	129,157	249,216

Cash and cash equivalents as of beginning of the year	70,189	111,062	240,219

Cash and cash equivalents as of the end of the year	111,062	240,219	489,435

Supplementary Cash Flows Information
Cash paid for interest	115,978	175,885	210,713
Cash paid for income tax	-	19,895	30,943
Right-of-use assets obtained in exchange for new operating lease liabilities	-	65,667	90,342
Right-of-use assets obtained in exchange for new finance lease liabilities	2,395,513	2,153,607	1,767,504

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Primega Group Holdings Limited (the “Company”) was incorporated in the Cayman Islands on April 14, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of provision of (i) soil and rock transportation services; (ii) diesel oil trading and (iii) miscellaneous construction works, including excavation and lateral support (“ELS”) work in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely Primega Construction Engineering Co. Limited (“Primega Construction”). The Company holds Primega Construction via a wholly owned subsidiary, namely Celestial Power Group Limited which was incorporated and is domiciled in the British Virgin Islands.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

	Date of	Percentage of effective ownership		Place of	Principal
Name	incorporation	2021	2022	incorporation	activities
Primega Group Holdings Limited	April 14, 2022	Parent	Parent	Cayman Islands	Investment holdings

Celestial Power Group Limited	February 22, 2022	100%	100%	The British Virgin Islands	Investment holdings

Primega Construction Engineering Co. Limited	July 31, 2018	100%	100%	Hong Kong	Provision of (i) soil and rock transportation services; (ii) diesel oil trading and (iii) miscellaneous construction works, including ELS work

Reorganization

Primega Construction Engineering Co. Limited was incorporated in Hong Kong on July 31, 2018. Prior to group reorganization, Primega Construction is wholly owned by sole shareholder, namely Mr. Man Siu Ming.

In April 2022, Primega Group Holdings Limited was incorporated under the laws of the Cayman Islands as an exempted company with limited liability with one share issued and transferred to Mr. Man Siu Ming. On April 14, 2022, Primega Group Holdings Limited (“PGHL”) issued 11,249,999 Ordinary Shares to the Mr. Man Siu Ming. Mr. Man Siu Ming became the controlling shareholder of the Company.

In February 2022, Celestial Power Group Limited was incorporated under the laws of the BVI as the intermediate holding company of Primega Group Holdings Limited. One share of Celestial Power Group Limited, representing its entire issued share capital, was allotted and issued to Primega Group Holdings Limited on May 4, 2022.

Pursuant to a group reorganization (“Group Reorganization”) that concluded on June 13, 2022 (“Closing Date”), the former sole shareholder of Primega Construction, namely Mr. Man Siu Ming transferred all the shares of Primega Construction to Celestial Power Group Limited in consideration for the allotment and issuance of 99 shares of Celestial Power Group Limited to the Company credited as fully paid.

On December 5, 2023, the Controlling Shareholder sold 551,250 Ordinary Shares each to Moss Mist Investment Limited and Dusk Moon International Limited, respectively. Moss Mist Investment Limited and Dusk Moon International Limited are wholly owned by Mr. Mohammad Imran Aslam and Ms. Huang Jinni, respectively.

Following such share exchanges, Celestial Power Group Limited and Primega Construction became the Company’s wholly-owned subsidiaries, whereas Mr. Man Siu Ming became the controlling shareholder of the Company holding 80.4% of the issued share capital of the Company respectively.

As part of the series of reorganization transactions to be completed before the initial public offering, a 2-for-1 share split was conducted by the Company on February 28, 2024. After the share split and as of the date of this report, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company consists of US$1,125 divided into 22,500,000 Ordinary Shares, par value of US$0.00005 each.

The combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control before and after the reorganization, the results of these subsidiaries are included in the financial statements for both periods. (“Reorganization”). After the Restructuring, the Company has 22,500,000 ordinary shares issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if it occurred on April 1, 2020, and the equity has been adjusted to reflect the change as well.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP).

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Measurement of credit losses on financial instruments

On April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” for financial assets at amortized cost including accounts receivable, refundable deposits, other receivables, and retention receivable. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for credit losses associated with the accounts receivables, accounts receivable - related party, contract assets (retention receivable), and other receivables. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as:

●	Assessing relevant historical and forward-looking quantitative and qualitative information.

●	Choosing appropriate models and assumptions for the measurement of expected credit loss.

Risks and uncertainties

The main operations of the Company are located in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Concentration risks

Significant customers and suppliers are those that account for greater than 10% if the Company’s revenue and purchase, respectively.

During the years ended March 31, 2024 and 2023, there were four and three customers generated income which accounted for over 10% of the total revenue generated for both years. The details are as follows:

	As of March 31,
	2023	2024

Customer A	25.40%	0%
Customer B	42.67%	25.37%
Customer C	20.19%	34.44%
Customer D	0%	18.66%
Customer E	0%	10.41%

As of March 31, 2024 and 2023, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2023	2024

Customer A	32.82%	7.40%
Customer B	48.25%	21.52%
Customer C	10.22%	55.47%
Customer D	0%	0.16%
Customer E	0%	2.32%

During the years ended March 31, 2024 and 2023, there were three and four suppliers accounted for over 10% of the total subcontracting fees, cost of fuel oils for that year. The details are as follows:

	As of March 31,
	2023	2024

Customer A	16.43%	13.83%
Supplier B	13.92%	0%
Supplier C	23.61%	2.88%
Supplier D	17.72%	4.21%
Supplier E	0%	21.18%
Supplier F	2.35%	16.24%

As of March 31, 2024 and 2023, accounts payable due to these suppliers as a percentage of consolidated accounts payable are as follows:

	As of March 31,
	2023	2024

Customer A	8.25%	12.03%
Supplier C	30.91%	10.63%
Supplier D	39.52%	8.19%
Supplier E	0%	13.95%
Supplier F	4.51%	30.92%

Note: The Customer A mentioned in above is a related party of the Company.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2024, 2023 and 2022.

Certain Risks

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), retention receivables and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Interest rate risk:

The Company is exposed to interest rate risk primarily relates to the variable-rate bank loans and is mainly concentrated on the fluctuation of Hong Kong Prime Rate arising from the Company’s bank loans. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk.

Labor Price Risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1: Quoted prices in active markets for identical assets or liabilities

●	Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical asset or.

●	Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instrument include cash and cash equivalents, accounts receivable, retention receivable, deposit and other receivable, accounts payables, accruals and other current liabilities, bank loans, lease liabilities and due to a director. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and 2023.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$500,000 per depositor per Scheme member, including both principal and interest.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 to 150 days, but may be longer depending on their reputation and transaction history). Generally, invoicing occurs within 45 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within one year. The Company has elected to use probability of default and loss given default method to estimate allowance for credit loss.

For those past due balances over 1 year and other higher risk receivables identified by management are reviewed individually for collectability. In establishing an allowance for credit losses, the Company uses reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers, billing disputes and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring allowance for credit losses. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. The Company writes off potentially uncollectible accounts receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

Retention receivable

Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Retention receivable were assessed for impairment in accordance with ASC 326.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Contract liabilities

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Major modifications or refurbishments which extend the useful life of the assets are capitalized and depreciated over the adjusted remaining useful life of the assets.

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Machinery	5 years
Motor Vehicles	5 years
Office equipment	5 years
Leasehold improvement	2 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirements or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in consolidated statements of operations and comprehensive income. The cost of maintenance and repairs is charged to expenses as incurred.

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2024 and 2023.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

The professional fee that the Company committed to pay upon closing of IPO but yet paid as of March 31, 2024 amounted to HK$5,438,000 (equivalent to US$697,179) shall be disclosed in the commitments and contingency note of the FS (it is probable and the amount is certain when the FS is available to issue).

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The Company performs a majority of services including provision of (i) soil and rock transportation services (ii) trading of diesel oil and (iii) miscellaneous construction works, including ELS work under master agreements. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable.

Provision of soil and rock transportation services

The Company derives revenues primarily from the provision of soil and rock transportation services using tipper trucks. The contracts with customers generally contain a single performance obligation and revenue is recognized at a single point in time when it has transported the soil and rock out of the construction site.

The income from operating soil and rock transportation business would depend on the volume of soil and rock transported and the price charged per unit of rock. Pricing for the Company’s services is generally a fixed unit price. Payments are received within 30 to 150 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

Trading of diesel oil

The Company sells diesel oil to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, being the point of time of which the goods are delivered to customer at the site.

Construction works

Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for construction services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to the invoice issued by the Company depicts the Company’s performance in transferring control of goods or services promised to customers for their construction projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably.

The typical length of construction work can range from 3 months to 1 year, depending on the size and complexity of the project. For smaller projects, the construction period may be on the shorter end of that range, while larger, more complex projects can take closer to a year or even longer.

The nature of the Company’s construction contracts gives rise to several types of variable consideration, including unpriced change orders and claims. The Company mainly considers the change orders as the contract modification. And the Company accounted for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification.

Variable consideration related to construction projects may be incurred due to amendments to the scope of work or remeasurement of quantities, which can impact the transaction price and amount of revenue recognized. The final transaction price and revenue recorded may differ from initial estimates contract sum based on these variable factors. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Company updates the estimated transaction price to represent faithfully the circumstances present at the end of the reporting period.

Cost of sales

Cost of sales consists primarily of subcontracting fees, cost of fuel oils, direct labor costs and other overhead costs that are directly attributable to services provided.

General and administrative expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs relevant to administrative use, amortization of right-of-use assets for operating leases and finance leases (motor vehicles for administrative purposes and temporarily idle machinery due to construction design problems), provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

Interest Expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery and bank borrowings.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of April 1, 2020 under the modified retrospective approach and elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842.

For any new or modified lease, the Company determines whether a contract is or contains a lease at the inception of the contract. The Company records right-of-use (“ROU”) assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. Lease term is defined as the non-cancelable period of the lease plus any options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company has elected not to recognize ROU asset and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less. For the classes of buildings, the Company has elected to not separate lease from non-lease components. For leases in which the lease and non-lease components have been combined, the non-lease components includes expenses such as common area maintenance, utilities, and repairs and maintenance.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2024, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of March 31,
	2023	2024
	USD	USD

Accounts receivable	4,185,047	5,079,381
Less: allowance for credit loss	(286,152)	(168,179)
Accounts receivable, net	3,898,895	4,911,202

The movements in the credit loss provision for doubtful accounts for the years ended March 31, 2023 and 2024 were as follows:

	As of March 31,
	2023	2024
	USD	USD

Balance at beginning of the year	108,819	286,152
Additions/ (reversal)	177,452	(11,563)
Less: write-off	(119)	(106,410)
Balance at end of the year	286,152	168,179

Accounts receivable, net – related parties, consists of the following:

	As of March 31,
	2023	2024
	USD	USD

Accounts receivable – related parties	1,949,839	416,249
Less: allowance for credit loss	(46,167)	(23,563)
Accounts receivable, net – related parties	1,903,672	392,686

The movements in the credit loss provision for doubtful accounts for the years ended March 31, 2023 and 2024 were as follows:

	As of March 31,
	2023	2024
	USD	USD

Balance at beginning of the year	24,126	46,167
Additions/ (reversal)	22,041	(22,604)
Balance at end of the year	46,167	23,563

The expected credit loss on accounts receivables is calculated in probability of default and loss given default method by reference to past due status of the individual debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtor, future economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions as of March 31, 2023 and 2024. The Company expects to collect all accounts receivable as of March 31, 2024 within one year.

The Company classifies its accounts receivable portfolio based on the industry of customers as those receivables sharing similar risk characteristics. The credit assessment is subject to continual review by Finance & Accounting Department at least annually. This assessment includes procedures to estimate the allowance and test the adequacy of and appropriateness of the resulting balance. The level of the allowance is based upon management’s evaluation of payment history, historical default and loss experience, current and projected economic conditions in which the debtors operate.

The Company performed internal credit rating assessment on customers, based on quantitative and qualitative factors (e.g. listed companies or nor, type of collateral, relationship between creditor and debtor, historical information of the debtor in the market, historical payment behaviors, etc). Credit rating system is constructed with reference to Moody’s. Credit rating ranges from Aaa, Aa, A… to Ca-C, D. A credit rating is assigned to debtor on the initial date by using the above assessment methodology and subject to periodical reviews.

Internal credit ratings form a significant input to the model derived CECL PDs. The Company’s customers are mainly engaged in Transportation industry and Construction industry. For majority of customers. internal credit ratings are determined based on quantitative and qualitative factors (e.g.. type of collateral, relationship between creditor and debtor historically collection performance, historical information of the debtor in the market etc.) and conducted with reference to Moody’s rating methodology considering financial positions, business diversity, financial leverage, and financial policies of customers.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly for those outstanding balance aged over 1 year, unless the Company has reasonable and supportable information that demonstrates otherwise.

The Company writes off an account receivable when there is information indicating that the debtor is in server financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the account receivables are no repayment for over two years, whichever occurs earlier.

4. PREPAID EXPENSES, DEPOSITS AND OTHER RECEIVABLE

Prepayment, deposits and other receivable mainly consists of deposits for renting premises and autopay, and prepaid expenses for sub-contracting fee and insurance expenses:

	As of March 31,
	2023	2024
	USD	USD

Prepaid expenses	35,400	841,143
Other receivables and deposits	50,471	32,676
	85,871	873,819

5. RETENTION RECEIVABLES- NON-CURRENT

	As of March 31,
	2023	2024
	USD	USD
Beginning balance	-	41,557
Additions from condition rights to consideration	41,557	405,094
Less: allowance for credit loss	(2,379)	(14,022)
Ending balance	39,178	432,629

The increase in contract assets is primarily attributable to the increases in scale of operation, i.e. value of projects undertaken and number of construction projects undertaken during the year ended March 31, 2024.

6. BANK LOANS

During the fiscal year ended March 31, 2023, the Company entered into certain financial facilities with its principal bank and drew down loans with principal amount of approximately USD1,078,941. The bank facility bears interest rate at Hong Kong Prime Rate minus 2.5% per annum.

The bank loans consisted of the following at March 31, 2024:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	4,382,744	561,890	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,761,388	482,229	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		8,144,132	1,044,119

The Company’s bank loans are denominated in HKD.

As of March 31, 2024 and 2023, the bank loans amounted to USD1,044,119 and USD1,078,941 with interest bearing at 3.375% - 3.625% per annum. The loans are secured by personal guarantee executed by the director of the Company and a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, a loan guarantee scheme launched by the Hong Kong government to help small and medium enterprises to secure bank loans, which the lending bank required.

The following are the maturities of the above borrowings, which include principal of bank borrowing as of March 31, 2024:

Amount
USD
Years ending March 31,
2025	94,435
2026	97,458
2027	100,579
2028	103,800
2029 and thereafter	647,847
Total Bank Borrowings	1,044,119

During the year ended March 31, 2024, interest expense related to these credit facilities was USD38,132.

During the year ended March 31, 2023, interest expense related to these credit facilities was USD13,322.

7. CONTRACT LIABILITIES

	As of March 31,
	2023	2024
	USD	USD
Beginning balance	-	102,563
Additions as a result of billings in advance of performance obligation under contracts	102,563	836,911
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	-	(102,563)
Ending balance	102,563	836,911

Information about contract liabilities:
Revenue recognized that was included in contract liabilities as of April 1, 2022 and 2023	-	102,563

The advance payment received from the customers were recognized as contract liabilities for the years ended March 31, 2024 and 2023, with these liabilities being associated with two distinct projects.

8. LEASES

(a)	Finance leases

The finance lease mainly consists of tipper trucks and machinery and equipment. The total finance lease liability balance as of March 31, 2023 and 2024 amounted to USD3,116,259 and USD3,384,455 respectively. The ROU – finance lease with carrying amount of approximately USD115,385 was disposed during the year ended March 31, 2024 and the disposal loss recognized as USD197.

(b)	Operating leases

The Company leases office spaces for varying periods in Hong Kong. As the majority of the leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s lease agreements do not contain any material guarantees or restrictive covenants. Short-term leases, defined as leases with initial term of 12 months or less, are not reflected on the Consolidated Balance Sheets. The most significant assets in the Company’s leasing portfolio relate to office. For purposes of calculating lease liabilities for such leases, the Company have combined lease and non-lease components.

The components of lease expenses are as follows:

	For the year ended March 31,
	2023	2024
	USD	USD

Operating lease expense	21,263	52,432
Finance lease expense
Amortization of right-of-use assets	1,003,668	1,300,302
Interest on lease liabilities	175,885	171,339
Total finance lease expense	1,179,553	1,471,641

The components of finance lease are as follows:

	For the year ended March 31,
	2023	2024
	USD	USD

Finance lease
Right-of-use assets, costs	5,758,989	7,528,894
Accumulated amortization	(1,502,807)	(2,764,648)
Right-of-use assets, net	4,256,182	4,764,246

Other information about the Company’s leases is as follows:

	As of March 31,
	2023	2024
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	21,795	30,692
Operating cash flows used in finance leases	175,885	171,339
Financing cash flows used in finance leases	1,374,888	1,553,954
Right-of-use assets obtained in exchange for new operating lease liabilities	65,667	90,342
Right-of-use assets obtained in exchange for new finance lease liabilities	2,153,607	1,767,504
Weighted-average remaining lease term-operating	1.41 years	1.44 year
Weighted-average remaining lease term-finance	3.17 years	3.18 years
Weighted average discount rate-operating	4.0%	4.0%
Weighted average discount rate-finance	5.45%	6.22%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2023:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2024	34,462	1,444,834	1,479,296
2025	13,090	783,110	796,200
2026	-	652,262	652,262
2027	-	391,328	391,328
2028 and thereafter	-	94,746	94,746
Total undiscounted lease payments	47,552	3,366,280	3,413,832
Less: imputed interest	(1,387)	(250,021)	(251,408)
Lease liabilities recognized in the Consolidated Balance Sheet	46,165	3,116,259	3,162,424

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2024:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2025	83,553	1,387,011	1,470,564
2026	27,462	1,078,815	1,106,277
2027	-	847,067	847,067
2028	-	307,453	307,453
2029 and thereafter	-	124,923	124,923
Total undiscounted lease payments	111,015	3,745,269	3,856,284
Less: imputed interest	(3,958)	(360,814)	(364,772)
Lease liabilities recognized in the Consolidated Balance Sheet	107,057	3,384,455	3,491,512

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following as of March 31, 2024 and 2023:

	As of March 31,
	2023	2024
	USD	USD

Cost
Machinery	665,657	665,657
Motor vehicles	3,205	3,205
Office Equipment	10,752	10,752
Leasehold improvement	35,647	35,647
	715,261	715,261

Less: accumulated depreciation
Machinery	238,857	371,988
Motor vehicles	1,239	1,880
Office Equipment	1,069	3,219
Leasehold improvement	1,782	22,279
	242,947	399,366

Total property, plant and equipment, net	472,314	315,895

Depreciation expenses recognized for the years ended March 31, 2024 and 2023 were USD156,419 and USD136,623 respectively. In 2023, USD66,566 of the depreciation expense was attributed to the cost of goods sold, and USD70,057 was allocated to general and administrative expense. When machineries are not always be deployed in front-line operations where depreciation is charged as cost of sales, when they are temporarily idle, their depreciation expenses are booked into general and administration expenses. In 2024, all machineries are utilized in front-lone construction operations.   In the same year, USD133,772 of the depreciation expense was attributed to the cost of goods sold, and USD22,647 was allocated to general and administrative expense.

10. Accounts payable, accruals AND other current liabilities

Account payable, accruals and other current liabilities consists of the following:

	As of March 31,
	2023	2024
	USD	USD

Trade payables	2,629,069	2,044,729
Retention payable	-	6,074
Accrued expenses and other payables	142,437	241,305
	2,771,506	2,292,108
Trade payables – related parties	236,429	279,498
	3,007,935	2,571,606

11. INCOME TAX

Pursuant to the current rules and regulations, the Cayman Islands and the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or the BVI.

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended March 31,
	2022	2023	2024
	USD	USD	USD

Current income tax expenses	108,850	132,634	178,029
Deferred income tax expense	248,884	87,010	68,580
Income tax expense	357,734	219,644	246,609

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended March 31,
	2022	2023	2024
	USD	USD	USD

Income before income tax	2,351,339	1,386,904	1,337,894
Tax expenses at the Cayman Islands statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	387,971	228,839	220,752
Tax effect of provision for expected credit loss	18,425	32,895	(3,716)
Tax effect of depreciation allowance	(215,228)	(107,177)	(61,541)
Tax loss utilized	(62,658)	-	-
Tax effect of non-deductible expenditure	2,776	-	44,073
Tax effect of taxable temporary difference	248,884	87,010	68,580
Tax reduction allowed by Hong Kong government	(22,436)	(21,923)	(21,539)
Income tax expense	357,734	219,644	246,609

	As of March 31,
	2023	2024
	USD	USD

Deferred tax assets	54,832	33,951
Deferred tax liabilities	(397,426)	(445,125)
Deferred tax liabilities, net	(342,594)	(411,174)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2023	2024
	USD	USD

Deferred tax assets:
Provision of credit loss	54,832	33,951
Total deferred tax assets	54,832	33,951
Deferred tax liabilities:
Property, plant and equipment	(50,572)	(30,383)
Right-of-use assets – finance lease	(346,854)	(414,742)
Total deferred tax liabilities	(397,426)	(445,125)
Net deferred tax liabilities	(342,594)	(411,174)

As of March 31, 2024 and 2023, the Company had no unrecognized tax benefit.

12. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in these consolidated financial statements, the Company had transactions or balance with the following related parties:

The Company’s relationship with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Man Siu Ming	Chairman of the Board, Director, the Controlling Shareholder
Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”)	A company owned as to 50% each by Ms. Wong Lai Ching and Mr. Man Chi Kwan, the parents of Mr. Man Siu Ming

Transactions with related parties

In 2023, we offer soil and rock transportation services and management services to Chi Yip for utilization of our tipper trucks and drivers and our efficiency management on tipper trucks drivers while charging service fee based on terms and conditions mutually agreed between the relevant parties. Those related party transactions were conducted in the ordinary course of business of the Company.

	Year ended March 31,
	2023	2024
	USD	USD

Soil and rock transportation income charged to Chi Yip included in revenues	2,830,475	-
Site management income charge to Chi Yip included in other income	39,184	-

Service fee charged by Chi Yip included in cost of sales	1,162,640	1,023,137

Finance lease:
Finance lease expenses fees paid for Chi Yip	55,988	29,307
Initial payment of finance lease – related parties	-	(156,248)
Principal payment of finance lease liabilities - related parties	(656,399)	(322,807)
Operating expenses paid to Chi Yip	769	-

Proceeds from Chi Yip	-	156,248

Proceeds from Director - Man Siu Ming	258,337	275,619
Repayments to Director - Man Siu Ming	(147,948)	(623,776)
Net proceeds/(repayment) from Man Siu Ming	110,389	(348,157)

The transactions are based on the agreements entered into between the parties involved.

Balances with related parties

The amount due to a director is non-trade in nature and unsecured. The finance lease liabilities with related parties are non-trade in nature, unsecured and repayable on an agreed schedule. All finance leases with related parties were denominated in Hong Kong dollars and the interest rates of the Company’s obligations under finance leases are fixed at the contract date in the range of 0.96% to 7.42% per annum. And the remaining balances with a director and the related parties are unsecured, non-interest bearing and repayable on normal credit terms (typically 30 days, but may be longer due to our transaction history).

	As of March 31,
	2023	2024
	USD	USD
Accounts receivable
Chi Yip Eng. & (Trans.) Company Limited	1,903,672	392,686

Accounts payable
Chi Yip Eng. & (Trans.) Company Limited	236,429	279,498

Finance lease liabilities
Chi Yip Eng. & (Trans.) Company Limited	644,275	1,117,351

Amount due to a related company
Chi Yip Eng. & (Trans.) Company Limited	-	156,248

Amount due to a director
Mr. Man Siu Ming	545,063	196,906

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Chi Yip: The Company has 29 finance leases with Chi Yip. Finance leases entered with Chi Yip require monthly payments in the range of US$1,482 to US$4,308 and the last payment due in January 2029. The aggregate amount paid to Chi Yip amounted to US$479,055 and US$656,399 for the years ended March 31, 2024 and 2023, respectively.

Key terms of the Company’s leases with Chi Yip are as follows:

	As of March 31,
	2023	2024
	USD	USD
Right-of-use assets obtained in exchange for new finance lease liabilities	432,703	798,551
Weighted-average remaining lease term-finance	1.44 years	3.42 years
Weighted average discount rate-finance	5.62%	6.58%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities with Chi Yip as of March 31, 2024:

USD
Year ending March 31,
2025	496,633
2026	245,473
2027	207,464
2028	190,597
2029 and thereafter	124,923
Total undiscounted lease payments	1,265,090
Less: imputed interest	(147,739)
Lease liabilities recognized in the Consolidated Balance Sheet	1,117,351

13. REVENUE, SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in one segment which is the provision of (i) soil and rock transportation services; (ii) diesel oil trading and (iii) miscellaneous construction works, including ELS work and all the income is earned in Hong Kong. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s CODM. As a result, the Company operates and manages its business as a single operating segment. For the years ended March 31, 2024 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets.

The following table presents revenue by major revenue type for the years ended March 31, 2024 and 2023, respectively:

	Year ended March 31,
	2023	2024
	USD	USD

Soil and rock transportation	9,858,453	8,436,223
Diesel oil trading	729,930	-
Miscellaneous construction works	554,755	5,028,207
Total	11,143,138	13,464,430

The following table presents cost by major revenue type for the years ended March 31, 2024 and 2023, respectively:

	Year ended March 31,
	2023	2024
	USD	USD

Soil and rock transportation	7,794,151	6,888,147
Diesel oil trading	692,538	-
Miscellaneous construction works	478,402	3,807,679
Total	8,965,091	10,695,826

As of March 31, 2024 and 2023, the aggregate amount of the transaction price allocated to remaining performance obligations related to construction contracts that are unsatisfied or partially unsatisfied was approximately to US$5.8 million and US$4 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next year. As a practical expedient, we do not include contracts that have an original duration of one year or less. Furthermore, the Company uses the practical expedient in ASC 606-10-50-14(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation.

14. OTHER INCOME, NET

Other income, net, consists of the following:

	Year ended March 31,
	2023	2024
	USD	USD

Site management income	39,184	-
Sublease income	143,590	-
Sale of scrap material	411,636	182,397
Government grants	18,462	-
Parking fines	(51,538)	(69,051)
Other income	26,797	3,051
Total other income, net	588,131	116,397

The company leases a warehouse for storage purposes and sublets a portion of the space to a third-party entity. Additionally, the Company entered into a supply agreement to sell rock to a customer. As part of the arrangement, the Company will arrange for delivery of raw materials to the facility designated by the customer.

15. CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2024 and 2023 and through the issuance date of these consolidated financial statements.

The professional fee that the Company committed to pay upon closing of IPO but yet paid as of March 31, 2024 amounted to HK$5,438,000 (equivalent to US$697,179) shall be disclosed in the commitments and contingency note of the FS (it is probable and the amount is certain when the FS is available to issue).

16. CAPITAL STOCK

Ordinary Shares

We were incorporated as a Cayman Islands business company under the laws of the Cayman Islands on April 14, 2022. At incorporation, we were authorized to issue a maximum of 50,000,000 shares consisting of 500,000,000 ordinary shares, par value US$0.0001 each. On February 28, 2024, a 2-for-1 share split was conducted by the Company. After the share split and as of the date of this report, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company consists of US$1,125 divided into 22,500,000 Ordinary Shares, par value of US$0.00005 each.

17. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2024, up through the date that these consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Listing

On July 22, 2024, the Company announced the pricing of its initial public offering (the “IPO”) of 1,500,000 ordinary shares at a public offering price of $4.00 per ordinary share. The Company expects to receive aggregate gross proceeds of approximately $6,000,000 from the IPO, prior to deducting underwriting discounts and other offering expenses. In addition, in connection with the IPO, a selling shareholder is offering 250,000 ordinary shares of the Company at $4.00 per share for total gross proceeds of $1,000,000, before deducting underwriting discounts and other offering expenses.

The IPO Shares and the Resale Shares were offered pursuant to the registration statement, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2024, and declared effective by the SEC on July 1, 2024, and were priced at $4.00 per share.

The Company’s ordinary shares have commenced trading on the Nasdaq Capital Market on July 23, 2024, Hong Kong, July 24, 2024, the Company announced the closing of its IPO and resale of ordinary shares.

