Form 20-F
period 2025-03-31
Primega Group Holdings Ltd
filed 2025-08-14
CIK 1966678

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 001-42181

Primega Group Holdings Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tan Yu Chief Executive Officer Room 2916, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong +852 3997 3682
(Address of principal executive offices)

Room 2916, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong +852 3997 3682
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.00005 per share	ZDAI	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

As of March 31, 2025, there were 26,400,000 ordinary shares, par value US$0.00005 per share.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of the date of this annual report, there were 26,400,000 ordinary shares outstanding, at par value $0.00005 per share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

“Articles” or “Articles of Association” are to the amended and restated articles of association of our Company as adopted by a special resolution of our Company passed on July 18, 2024 and effective on July 24, 2024, and as amended, supplemented and/or otherwise modified from time to time;

“biodiesel” are to B5 biodiesel, a type of biodiesel blend consisting of 95% pure motor vehicle diesel and 5% motor vehicle biodiesel;

“BVI” are to the British Virgin Islands;

“C&D materials” are to construction and demolition materials, being any substance, matter or thing which is generated as a result of construction work and abandoned whether or not it has been processed or stockpiled before abandoned. It is a mixture of surplus materials arising from site clearance, excavation, construction, refurbishment, renovation, demolition and road works;

“Celestial Power” are to CELESTIAL POWER GROUP LIMITED, a BVI business company limited by shares incorporated in the BVI, a direct wholly owned subsidiary of ZDAI;

“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

“Company,” “we,” “us,” “our” or “ZDAI” are to Primega Group Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability on April 14, 2022, that issued the Ordinary Shares being offered;

“construction waste” are to any substance, matter or thing that is generated from construction work and abandoned, whether or not it has been processed or stockpiled before being abandoned;

“COVID-19” are to the Coronavirus Disease 2019;

“ELS” are to excavation and lateral support;

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

“IPO” are to an initial public offering of securities;

ii

“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

“Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company as adopted by a special resolution of our Company passed on July 18, 2024 and effective on July 24, 2024, and as amended, supplemented and/or otherwise modified from time to time;

“Nasdaq” are to Nasdaq Stock Market LLC;

“Ordinary Shares” are to our ordinary shares, par value $0.00005 per ordinary share;

“PCAOB” are to Public Company Accounting Oversight Board;

“PRC” or “China” are to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this annual report, Taiwan;

“pre-IPO shareholders” are to Dusk Moon International Limited, Moss Mist Investment Limited, Primewin Corporate Development Limited and Shun Kai Investment Development Limited;

“Primega Construction” are to Primega Construction Engineering Co. Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of ZDAI and our operating subsidiary conducting business operations in Hong Kong;

“public fill” are to the recyclable or reusable inert materials of C&D materials, comprising rock, concrete, asphalt, bricks, stones, and soil which can be used as fill materials in reclamation and other earth filling projects;

“SEC” or “Securities and Exchange Commission” are the United States Securities and Exchange Commission;

“Securities Act” are to the U.S. Securities Act of 1933, as amended; and

“U.S. dollars” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ZDAI is a holding company with operations conducted in Hong Kong through its operating subsidiary in Hong Kong, Primega Construction. Primega Construction’s reporting currency is Hong Kong dollars. This annual report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were calculated at the noon buying rate of US$1 = HK$7.8, representing the noon buying rate in The City of New York for cable transfers of HK$ as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the HKD or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all. ZDAI’s fiscal year ends on March 31.

iii

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

iv

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

The summary consolidated statements of operations and cash flow

	For the Year Ended March 31,
	2023	2024	2025
	US$	US$	US$
REVENUE	11,143,138	13,464,430	19,275,673
Direct cost of revenues	(8,965,091)	(10,695,826)	(17,596,008)
Gross profit	2,178,047	2,768,604	1,679,665
Operating expenses
General and administrative expenses	(1,188,713)	(1,336,394)	(8,845,949)
Income (loss) from operation	989,334	1,432,210	(7,166,284)
Financial expense	(190,561)	(210,713)	(224,412)
Other income, nets	588,131	116,397	290,337
INCOME (LOSS) BEFORE INCOME TAXES	1,386,904	1,337,894	(7,100,359)
Income tax (recovery) expenses	(219,644)	(246,609)	119,291
NET INCOME (LOSS)	1,167,260	1,091,285	(6,981,068)

	For the Year Ended March 31,
	2023	2024	2025
	US$	US$	US$
Net cash provided by (used in) operating activities	839,954	2,394,212	(2,819,237)
Net cash used in investing activities	(46,398)	-	-
Net cash (used in) provided by financing activities	(664,399)	(2,144,996)	2,785,755
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	129.157	249,216	(33,482)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	111,062	240,219	489,435
CASH AND CASH EQUIVALENTS AT END OF YEAR	240,219	489,435	455,953

The summary consolidated balance sheet as at March 31, 2024 and 2025

	As of March 31,
	2024	2025
	USD	USD

Assets
Current assets:
Cash and cash equivalents	489,435	455,953
Accounts receivable, net	4,911,202	6,793,145
Accounts receivable, net – related parties	392,686	445,573
Prepayment, deposits and other receivable	873,819	3,182,185
Deferring offering costs	1,102,393	-
Total current assets	7,769,535	10,876,856

Property, plant and equipment, net	315,895	166,604
Right-of-use assets – Finance lease	4,764,246	4,137,919
Right-of-use assets – Operating lease	85,634	56,836
Retention receivable	432,629	464,070
Total non-current assets	5,598,404	4,825,429

TOTAL ASSETS	13,367,939	15,702,285

Liabilities
Current liabilities:
Bank loans - current	94,435	110,766
Finance lease liabilities – current	775,042	945,564
Finance lease liabilities – current – related parties	437,982	337,361
Operating lease liabilities – current	79,958	41,828
Contract liabilities	836,911	-
Accounts payable, accruals, and other current liabilities	2,292,108	1,602,094
Accounts payable – related parties	279,498	-
Amount due to a related company	156,248	156,248
Amount due to a director	196,906	530,078
Income taxes payable	369,667	378,439
Total current liabilities	5,518,755	4,102,378

Non-current liabilities
Bank loans – non-current	949,684	839,848
Finance lease liabilities - non-current	1,492,062	1,262,612
Finance lease liabilities – non-current – related parties	679,369	478,011
Operating lease – non-current	27,099	10,446
Deferred tax liabilities	411,174	267,774
Total non-current liabilities	3,559,388	2,858,691

TOTAL LIABILITIES	9,078,143	6,961,069

Commitments and contingencies

Shareholders’ equity
Ordinary shares USD 0.00005 par value; 1,000,000,000 shares authorized; 26,400,000 and 22,500,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,125	1,320
Additional paid in capital	1,282	11,433,575
Retained earnings (accumulated deficits)	4,287,389	(2,693,679)
Total shareholders’ equity	4,289,796	8,741,216

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,367,939	15,702,285

*	Giving retroactive effect to the 2-for-1 share split effected on February 28, 2024.

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

ZDAI is a holding company and we conduct our operations in Hong Kong through Primega Construction. Hong Kong is a special administrative region of the PRC. As of the date of this annual report, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

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

As of the date of this annual report, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

Given that (1) our operating subsidiary is incorporated in Hong Kong or the BVI and are located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, have an impact on our business, operations, or this offering. Our belief is grounded on the following: (1) we do not believe that our operating subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (3) as of the date of this annual report, our operating subsidiary has neither collected nor stored personal information of any PRC individuals; (4) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (5) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

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

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.

The audit report included in this annual report was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ZH CPA, LLC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

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

On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

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

ZDAI is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

ZDAI is permitted under the laws of Cayman Islands to provide funding to our subsidiaries through loan or capital contributions without restrictions on the amount of the funds, provided such funding is in the best interests of ZDAI. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002.

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as revised) of the Cayman Islands (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities”, then such company is required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not is required to file an annual report with the Registrar of Companies of the Cayman Islands confirming whether or not it is carrying on any relevant activities and if it is, it would be required to satisfy an economic substance test.

Risks Related to Our Business and Industry

We have a concentrated customer base and any decrease in the number of projects with our major customers would adversely affect our operations and financial results.

For the years ended March 31, 2025 and 2024, a significant portion of our revenue was derived from a small number of customers. Our largest customers, which each contributed more than 10% of our revenue, accounted for approximately 84.57% and 88.88% of our total revenue for the years ended March 31, 2025 and 2024, respectively. For the same period, our largest customer was Customer C and Customer B, each an independent third party, which accounted for approximately 21.54% and 39.78% of our revenue, respectively.

Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”), a related party, was one of our customers for the year ended March 31, 2025. Income from soil and rock transportation services rendered to Chi Yip amounted to approximately US$643,748 of our revenue, accounting for approximately 3.34% of our total revenues for the period. Primega Construction also provided site management services to Chi Yip, which contributed approximately US$33,030 for the year ended March 31, 2025. Such income from site management services is recorded under other income. Primega Construction did not provide soil and rock transportation and site management services to Chi Yip during the and recorded no revenue from Chi Yip for the year ended March 31, 2024.

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

Our business is subject to the risk of non-payment or delayed payment by our customers, which could adversely affect our financial condition and results of operations.

We have significant accounts receivable due from major customers. As of March 31, 2025 and 2024, our largest customers, each having contributed more than 10% of our revenue, accounted for an aggregate of approximately 84.57% and 88.88% of our accounts receivables, respectively.

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

Revenue from our operating segments have varied significantly in the past and may continue to do so in the future. Factors that cause our operating results to be unpredictable include other factors described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors that Affect Results of Operations” of this annual report. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, financial condition and results of operations that could adversely affect our share price.

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

Primega Construction requires tipper trucks and drivers to carry out its soil and rock transportation services. As of the date of this annual report, Primega Construction has 45 tipper trucks available for our projects. Our directors estimate the average utilization rates for tipper trucks for the years ended March 31, 2025 and 2024 was approximately 95%. Excluding down time for repair and maintenance, the utilization rate is estimated to be close to 100%. The high utilization rate required Primega Construction to rent trucks from third parties and engage subcontractors to provide transportation from time to time, and re-schedule the delivery requests made by its project teams for the use of the trucks.

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

In line with the usual practice of the construction industry in Hong Kong, Primega Construction engages third-party subcontractors to perform a portion of the work instead of retaining a large pool of labor with different skill sets to maximize our cost efficiency and flexibility. As is customary in the industry, subcontractors are informally engaged, with services rendered invoiced and settled periodically. Primega Construction also relies on its subcontractors for supply of machinery required for carrying out its operations. Our total subcontracting charges accounted for a significant portion of our cost of sales for the years ended March 31, 2025 and 2024.

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

In addition, subcontractors of Primega Construction may not always be readily available whenever needed, and there is no assurance that Primega Construction would be able to maintain good working relationships with its sub-contractors in the future. As of the date of this annual report, Primega Construction has not entered into any long-term service agreement with its subcontractors. Further, there is no assurance that Primega Construction would be able to find suitable alternative subcontractors that meet its project needs and requirements to complete the projects, which would in turn adversely affect our operations and financial results.

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

Primega Construction’s success and growth depend on the knowledge, experience, and expertise of its management team who is responsible for overseeing the financial condition and performance, construction projects, and formulating business strategies. For example, Mr. Man Siu Ming, our former director and current general manager, has over 10 years of experience in the construction industry.

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

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, the Company, Celestial Power, and Primega Construction are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

Primega Construction relies on its customers and subcontractors for the provision of machinery and equipment at construction sites.

The construction projects of Primega Construction are generally machinery-intensive work. As such, its ability to handle existing projects or compete for new projects highly depends on the number of machinery and equipment available for deployment at construction sites. As of the date of this annual report, the number of machinery and equipment owned by Primega Construction are limited, and it relies on its subcontractors to procure the machinery. For example, the excavators of Primega Construction are small sized excavators. While these excavators provide maneuverability, and are generally suitable for small-scale construction works, they are unable to be used for excavation works, which require larger excavators. As such, Primega Construction may be unable to procure and/or handle further projects should Primega Construction fail to identify suitable machinery and equipment.

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

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the construction industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2025 and beyond.

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

An active public market for our Shares, however, may not develop or be sustained after this Offering, in which case the market price and liquidity of our Shares will be materially and adversely affected. In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance.

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

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

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

Our pre-IPO shareholders may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

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

Our board of directors may under certain circumstances decline to register a transfer including any Ordinary Share which is not fully paid up or on which we have a lien. Further, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide information to show the right to make the transfer. If any such shareholder or proposed acquirer does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.

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

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor was lodged and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

The trading market for our Ordinary Shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

Shareholders of Cayman Islands-exempted companies have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the cash proceeds and our market capitalization following our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

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

We will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

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

Our Selling Shareholders could sell their interests in us to a third party in a private transaction, which may result in you not realizing any change-of-control premium on your shares and subject us to the influence of a currently unknown third party.

Our Selling Shareholders will have the ability, should they choose to do so, to sell some or all of the Ordinary Shares registered pursuant to this registration statement in a privately negotiated transaction, which, if sufficient in size, could result in another party gaining significant influence over us.

The ability of our Selling Shareholders to sell their Ordinary Shares privately, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that are publicly traded, could prevent you from realizing any change-of-control premium on your shares of our Ordinary Shares that may accrue to our Selling Shareholders upon their private sales of our Ordinary Shares.

Item 4. Information on the Company

A.	History and Development of the Company.

We are a holding company incorporated under the laws of the Cayman Islands on April 14, 2022. Our wholly-owned direct subsidiary is Celestial Power, a British Virgin Islands holding company incorporated on February 22, 2022. We operate our business through Primega Construction, our Hong Kong subsidiary incorporated on July 31, 2018, which is wholly owned by Celestial Power. Primega Construction is principally engaged in soil and rock transportation services in Hong Kong.

In February 2022, Celestial Power was incorporated under the laws of the BVI as the intermediate holding company of ZDAI. One (1) share of Celestial Power, representing its entire issued share capital, was allotted and issued to ZDAI on May 4, 2022.

In April 2022, ZDAI was incorporated under the laws of the Cayman Islands as an exempted company with limited liability, as the holding company of our BVI and Hong Kong subsidiary.

In June 2022, as part of a reorganization, ZDAI acquired, through Celestial Power, all the shares of Primega Construction from Mr. Man Siu Ming and became the ultimate holding company of Celestial Power and Primega Construction. On April 14, 2022, ZDAI issued 11,249,999 Ordinary Shares to Mr. Man Siu Ming.

On July 20, 2022, the Mr. Man Siu Ming sold 551,250 Ordinary Shares each to Primewin Corporate Development Limited and Shun Kai Investment Development Limited. Primewin Corporate Development Limited and Shun Kai Investment Development Limited are wholly owned by Mr. Lau Wing Him Perry and Mr. Chan Wan Yiu, respectively. Primewin Corporate Development Limited was one of our major customers for the year ended March 31, 2021. Mr. Chan Wan Yiu is an employee of Primega Construction, our Hong Kong operating subsidiary.

On December 5, 2023, Mr. Man Siu Ming entered into individual sale and purchase agreements with each of Dusk Moon International Limited and Moss Mist Investment Limited. Pursuant to these agreements, Mr. Man Siu Ming agreed to sell, and each of Dusk Moon International Limited and Moss Mist Investment Limited agreed to purchase, 551,250 Ordinary Shares.

As part of the series of reorganization transactions to be completed before the IPO, a 2-for-1 share split was conducted by the Company on February 28, 2024. After the share split, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company then consisted of US$1,125 divided into 22,500,000 Ordinary Shares, par value of US$0.00005 each.

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

Initial Public Offering

On July 22, 2024, we entered into an underwriting agreement with Bancroft Capital, LLC, as underwriter named thereof, in connection with its IPO of 1,500,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277692) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on July 1, 2024.

Issuance under Stock Incentive Plan

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares, par value US$0.00005 each to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. For the year ended March 31, 2025, the Company recognized US$6,144,000 as an expense. The remaining portion, US$3,072,000 has been recorded as prepayment and will be recognized as an expense in the next financial year.

As of the date of this annual report, 26,400,000 Ordinary Shares were issued and outstanding.

B.	Business Overview

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong operating subsidiary, Primega Construction.

We are a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of C&D materials and reduction of construction waste. We operate in the Hong Kong construction industry, mainly handling transportation of materials excavated from construction sites. Our services principally comprise of (i) soil and rock transportation services and (ii) construction works, which mainly includes ELS works and bored piling. We generally provide our services as a subcontractor to other construction contractors in Hong Kong.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Our operating subsidiary has a fleet of 45 tipper trucks and machinery and a strong network of subcontractors

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

Long term relationships with customers

Our operating subsidiary has established stable business relationships with its customers and its major customers for the years ended March 31, 2025, 2024 and 2023. While Primega Construction, our operating subsidiary has only commenced its operations since 2018, the close-knit relationship with Chi Yip has provided access to a wide network of customers built over the decades. As a company with a long history, Chi Yip has been operating in the Hong Kong construction industry since the year 2000. Building on the network and relationships established by Mr. Man Chi Kwan, Mr. Man Siu Ming further cultivated these business relationships during his tenure at Chi Yip. Since the establishment of Primega Construction in 2018, it has begun the gradual process of taking on and succeeding Chi Yip’s clientele. As Mr. Man Chi Kwan retires and downscales Chi Yip’s operations, Primega Construction has grown, developing its own expertise in the field. Riding on the strength of these long-standing relationships in the construction industry, Primega Construction has provided its services to its major customers in the construction industry since its inception, during which time it has had recurring invitations to provide quotations for and completed multiple projects for its customers. We believe that Primega Construction’s operating history, together with the long-established relationships with its customers cultivated over the years would increase our overall recognition and visibility in the market and enable us to attract potential business opportunities.

Experienced and professional management team

Our management members of our operating subsidiary bring with them over 10 years of experience in the construction industry. Mr. Man Siu Ming, our former director and chairman of the board and existing director of our operating subsidiary, has been in the construction industry for approximately 11 years and ample experience in construction transportation and logistics and foundation related construction work projects. Mr. Man has vast experience in the industry in project management, including the handling of construction waste, as well as established relationships with a number of construction contractors. Mr. Kan Chi Wai, our former director and chief executive officer and existing director of our operating subsidiary, has also been in the construction industry for over 10 years and has acted as quantity surveyor for construction projects of various scales in Hong Kong. Their qualifications and leadership have been key to formulating business strategies and competitive quotes that are essential to us in securing new business. Their technical know-how and industry knowledge acquired and accumulated over the years have also assisted us in carrying out efficient management of project work and in coping with uncertainties encountered during the projects’ operation. We believe that our experienced and professional management team is an invaluable asset and will continue to contribute to our business development and future prospects.

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

OUR BUSINESS OPERATIONS

Through our operating subsidiary, we are engaged in the provision of (i) soil and rock transportation services and (ii) construction works.

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

(ii)	Construction works

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

Primega Construction also acts as subcontractor for piling works. Piling involves any work in connection with forming a pile in the ground by a variety of means for the purposes of foundation construction. During the years ended March 31, 2025, 2024 and 2023, Primega Construction has undertaken projects for construction of bored piles. Bored piles are a type of reinforced concrete pile expected to be used to bear heavy loads, and a common type of foundation used in Hong Kong. Bored piling requires the use of different kinds of machinery, such as excavators, air compressors, crawler cranes, oscillators, etc., and Primega Construction possesses most of the standard machinery and equipment necessary for construction of bored piles.

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

Project planning

Upon formal engagement, the management of Primega Construction will allocate the required personnel to the project and assesses the necessary machinery and equipment on-hand. Primega Construction will estimate the volume required to be transported per day and allocate the necessary personnel and machinery to ensure completion of the project on time.

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

For the year ended March 31, 2025, Primega Construction entered into several agreements with different customers to transport mud materials to the facility designated by the customers, which recorded in aggregate approximately HK$931,400 in revenue.

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

PROJECTS

As of the date of this report, we have 7 projects on hand which are in various stages of progress. For the years ended March 31, 2025, 2024 and 2023, Primega Construction completed 14, 6 and 3 projects, respectively. These projects consist of both soil and rock transportation projects and other construction works projects.

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

For construction projects undertaken, our pricing is based on real-time market conditions, benchmarked against competitor offers, and built on current material-plus-labor cost baselines.

CUSTOMERS

Primega Construction’s customers are primarily foundation and site formation subcontractors of property development and civil engineering projects in Hong Kong.

Primega Construction’s largest customers, which contributed more than 10% our revenue each, accounted for approximately 84.57%, 88.88% and 88.26% of our revenue, respectively, for the years ended March 31, 2025, 2024 and 2023. Our related party, Chi Yip, was one of Primega Construction’s customers for the years ended March 31, 2025, accounting for approximately 3.34% of our total revenues, respectively. However, Chi Yip contributed no income during the year ended March 31, 2024.

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

Primega Construction has entered into a long-term supply agreement with a company, pursuant to which we have agreed to supply and arrange delivery of rock materials to a facility designated by the company at a fixed price per ton for a period from April 1, 2022 to March 31, 2024.

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

SUBCONTRACTORS

Depending on the availability of resources, capacity of machinery, and the scale and timetable of our soil and rock transportation project, Primega Construction engages subcontractors to provide additional machinery, namely tipper trucks and excavators, labor, which may include drivers for the trucks, or transportation services. During the years ended March 31, 2025, 2024 and 2023, an affiliated company, Chi Yip Eng. & (Trans.) Company Limited, also acted as Primega Construction’s subcontractor, providing it with transportation services, which included trucks and drivers. Chi Yip Eng. & (Trans.) Company Limited was also a major customer of Primega Construction during the years ended March 31, 2023.

MACHINERY AND MATERIALS

Primega Construction will rely on the use of machinery to carry out its services.

As of the date of this report, Primega Construction has a fleet of 45 tipper trucks, 2 crawler crane, 1 hydraulic drilling rig, 4 excavators, 2 generators, 1 vibratory hammer and 2 diesel tank wagons. Primega Construction also leases additional machinery and vehicles from third parties from time to time, primarily to support its soil and rock transportation operations.

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

As of the date of this report, our operating subsidiary had 45 tipper trucks which are vehicles approved by the Environmental Protection Department of Hong Kong for delivering inert construction waste to government waste reception facilities.

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

FACILITIES

We do not own any real property.

Our principal executive office is located at Room 2916, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. The office has a size of approximately 950 square feet, which we use as office space. The term of the lease is from October 18, 2024 to October 17, 2026.

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

EMPLOYEES

Our operating subsidiary employed 33, 29 and 22 full-time employees as of March 31, 2025, 2024 and 2023, respectively. As of the date of this report, we have 26 employees. The following table sets forth the number of our employees by function as of the date of this annual report:

As of the date of this report
Director	1
Project Engineering	2
Site Operation and Maintenance	21
Quantity Surveyor Department	1
Finance & Accounting Department	1
26

We believe that our operating subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2025, 2024 and 2023. As of the date of this report, we have a total of 26 full-time employees. There has not been any trade union set up for our employees.

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

COVID-19 has also impacted the supply of construction materials. As most of the primary construction materials, such as cement and reinforced steel, are imported from China, the production and logistics of those construction materials have been temporarily disrupted as enterprises were forced to shut down during the significant stages of the outbreak so as to contain the further spread of COVID-19, which has triggered some fluctuations in the cost of construction materials during certain periods of the pandemic. We, our customers, subcontractors, and suppliers have not experienced any material suspensions or cancellations of our projects due to the COVID-19 pandemic during the years ended March 31, 2025, 2024 and 2023.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2025 and beyond.

ENVIRONMENTAL PROTECTION

Our operating subsidiary’s operations are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to waste disposal, air and water pollution control, and noise control during the years ended March 31, 2025, 2024 and 2023. Under such environmental regulations, Primega Construction is required to dispose of construction waste at specified facilities at costs based on the volume of inert construction waste. Primega Construction is further required to operate within specified hours and generally not allowed to operate powered mechanical equipment on public holidays. A wastewater treatment facility is in place for discharging construction site effluent. See “Regulations” for details on the material environmental protection requirements applicable to Primega Construction’s operations. In recognition of our environmental policies, our environmental management system for our operating subsidiary, Primega Construction, has been assessed and certified as meeting the requirements of ISO 14001:2015.

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

As of the date of this report, Primega Construction is in compliance with the provisions of the PDPO.

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

As of the date of this report, Primega Construction has complied with the provisions under the Competition Ordinance.

C.	Organizational Structure

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background	Ownership
Celestial Power Group Limited	- A BVI company - Incorporated in February 2022 - Issued 100 shares of US$1.00 each – Intermediate holding company	100% owned by ZDAI

Primega Construction Engineering Co., Limited	- A Hong Kong company - Incorporated in July 2018 - Issued 10,000 ordinary shares of HK$1.00 each - Provision of soil and rock transportation services	100% owned by Celestial Power

D.	Property Plant and Equipment

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

A. Operating Results

Overview

We are a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of C&D materials and reduction of construction waste. Through our operating subsidiary in Hong Kong, we operate in the construction industry, mainly handling transportation of materials excavated from construction sites. Our services principally comprise of soil and rock transportation services and construction works, which mainly include ELS works and bored piling. We used to engage in diesel oil trading, which we ceased in the year ended March 31, 2024. We generally provide our services as a subcontractor to other construction contractors in Hong Kong.

How We Assess Performance of Our Business

Revenues

Our revenues are principally generated from handling transportation of materials excavated from construction sites, trading of diesel oil (up to fiscal year 2023) and construction services.

Revenues from handling transportation of materials excavated from construction sites is recognized on completion of the related services. Revenues from trading of diesel oil (up to fiscal year 2023) are recognized to depict the transfer of the goods to customers. While revenues from provision of construction services are recognized based on the stage of completion of the contracts.

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

Gross profit

Gross profit represents revenues less costs for providing transportation services, cost of diesel oil or costs of provision of construction services. Our cost of sales mainly comprised subcontracting charges, fuel costs, depreciation of machinery and direct labor costs. Although we determine our project prices based on a cost-plus method with reference to the time, costs and potential income estimated to be involved in a project, the actual time and costs involved in completing our construction related projects or transportation services may be adversely escalated in materials and labor, adverse weather conditions, the length of time we store or handle the excavated materials, and changes in rules, regulations, and policies in Hong Kong. Therefore, any failure to control and manage the cost and time involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Depreciation and Amortization

We carry plant and equipment on our balance sheet at cost, net of accumulated depreciation and amortization. Depreciation on plant and equipment are computed on a straight-line basis over the estimated useful life of the asset.

General and Administrative Expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

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

Exchange Rate

The exchange rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items throughout fiscal years 2024 to 2025.

Results of Operations

Year ended March 31, 2024, compared to year ended March 31, 2025

The following table sets forth a summary of the consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the year ended March 31,
	2024	2025	% of change
	USD	USD
Revenues
Revenue generated from third parties	13,464,430	18,631,925	38.4%
Revenues generated from related parties	-	643,748	N/A
	13,464,430	19,275,673	43.2%
Cost of sales
Cost of sales charged by third parties	(9,672,689)	(16,708,063)	72.7%
Cost of sales charged by related parties	(1,023,137)	(887,945)	(13.2)%
Cost of sales	(10,695,826)	(17,596,008)	64.5%

Gross profit	2,768,604	1,679,665	(39.3)%

Operating expenses:
General and administrative expenses	(1,336,394)	(8,845,949)	561.9%

Income (loss) from operations	1,432,210	(7,166,284)	(600.4)%

Other income, net	116,397	290,337	149.4%
Interest expense	(210,713)	(224,412)	6.5%

Income (loss) before tax expense	1,337,894	(7,100,359)	(630.7)%
Income tax (expense) recovery	(246,609)	119,291	(148.4)%
Net income (loss)	1,091,285	(6,981,068)	(739.7)%

Revenues

Our revenues increased by 43.2% to USD19,275,673 (of which USD643,748 was generated from related parties) for the year ended March 31, 2025, from USD13,464,430 for the year ended March 31, 2024. The revenues increase was principally a result of the significant increase in our undertaking of both solid and rock transportation services and construction works.

The following table sets out revenues generated from different services during the two years ended March 31, 2025:

	For the year ended March 31,
	2024		2025
	USD	%	USD	%
Revenues
Soil and rock transportation	8,436,223	62.7%	10,668,170	55.3%
Miscellaneous construction works	5,028,207	37.3%	8,607,503	44.7%
Total	13,464,430	100.0%	19,275,673	100.0%

For the year ended March 31, 2025, as compared to 2024, revenues from soil and rock transportation services increased because demand for our transportation services increased as we undertook 3 new large-scale transportation projects. We continued to focus on expanding construction works to fully utilize our capacity. We were engaged in more construction projects during fiscal 2025. As such, revenues from miscellaneous construction works grew by 71.2% in 2025 year-on-year.

Cost of sales

Our total cost of sales increased by 64.5% to USD17,596,008 for the year ended March 31, 2025, from USD10,695,826 for the year ended March 31, 2024. The increase was due to the increase in our revenues in both solid and rock transportation and miscellaneous construction works. Cost of sales charged by third parties increased by 72.7% to USD16,708,063 for the year ended March 31, 2025, from USD9,672,689 for fiscal 2024. Cost of sales charged by related parties decreased by 13.2% to USD887,945 for the year ended March 31, 2025, from USD1,023,137 for fiscal 2024. Our cost of sales mainly comprised subcontracting charges, cost of construction materials, fuel costs, depreciation of machinery and direct labor costs.

Gross profit and gross profit margin

Our gross profit decreased by 39.3% to USD1,679,665 for the year ended March 31, 2025, from USD2,768,604 for the year ended March 31, 2024. Our gross profit margin decreased to 8.7% for the year ended March 31, 2025, from 20.6% for the year ended March 31, 2024. The decline in gross profit margin was primarily due to cost overruns in construction projects initiated in prior years, where the gross profit margin for this sector decreased from 24.3% in fiscal year 2024 to 10.6% in fiscal year 2025. Additionally, the soil and rock transportation sector experienced a significant drop in gross profit margin, from 18.4% in fiscal year 2024 to 7.2% in fiscal year 2025, largely attributable to increasing operational challenges, including skilled labor shortage and surging transportation costs, in Hong Kong’s weak economic climate, where we had to incur larger proportion of labor costs and subcontracting costs which we could not pass on to customers. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the year ended March 31,
	2024		2025
	Gross profit	Gross margin	Gross profit	Gross margin
	USD	%	USD	%
Soil and rock transportation	1,548,076	18.4%	771,060	7.2%
Miscellaneous construction works	1,220,528	24.3%	908,605	10.6%
Overall	2,768,604	20.6%	1,679,665	8.7%

General and administrative expenses

For the years ended March 31, 2024 and 2025, our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2024 and 2025:

	For the year ended March 31,
	2024	2025	% of change
	USD	USD
Legal and professional fees	313,190	6,778,458	2,064.3%
Depreciation	151,059	115,744	(23.4)%
Provision for (Reversal of) credit loss	(22,522)	696,639	(3,193.1)%
Office expenses	23,836	35,928	50.7%
Others	80,689	106,878	32.5%
Staff cost	504,763	692,455	37.2%
Insurance	47,557	75,471	58.7%
Transportation	237,822	344,376	44.8%
Total	1,336,394	8,845,949	561.9%

Our general and administrative expenses increased by 561.9% to USD8,845,949 for the year ended March 31, 2025, from USD1,336,394 for the year ended March 31, 2024, principally due to the increase of legal and professional fees and provision for credit loss. A significant portion of the legal and professional fees were related to the consultancy fees paid for the Company’s business review and development following the successful IPO. The consultancy fees were fully settled by issue of new ordinary shares of the Company. The management of the Company does not expect these consultancy services will recur in the future.

Interest expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery, and bank borrowings. Our interest expense increased mildly by 6.5% to USD224,412 for the year ended March 31, 2025, from USD210,713 for the year ended March 31, 2024.

Other income

Other income comprised mainly income from machinery rental, site management income, sale of scrap materials and mud, and miscellaneous income, gains or losses from disposal of machinery, less parking fines. The following table sets for the breakdown of our other income for the years ended March 31, 2024 and 2025:

	For the year ended March 31,
	2024	2025	% of change
	USD	USD
Sale of scrap materials/mud	182,397	119,410	(34.5)%
Rental of machinery	-	225,031	N/A
Site management income	-	33,030	N/A
Parking fines	(69,051)	(80,028)	15.9%
Other income/(expenses), net	3,051	(7,106)	(332.9)%
Total, net	116,397	290,337	149.4%

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Primega Construction, is subject to Hong Kong profits tax. Due to the operating loss of Primega Construction for the year ended March 31, 2025, the allowable tax loss can be carried forward to offset future taxable profit. We recognized income tax recovery of USD119,291 for the year ended March 31, 2025, as compared to income tax expense was USD246,609 for the year ended March 31, 2024. Effective tax rate for the year ended March 31, 2024 was 18.4%.

Net income/loss

For the year ended March 31, 2025, we recorded a net loss of USD6,981,068. This loss primarily stemmed from increased general and administrative expenses, including significant legal and professional fees and provisions for credit losses, alongside a decline in gross profit. Net income for the year ended March 31, 2024 was USD1,091,285.

Year ended March 31, 2023, compared to year ended March 31, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the year ended March 31,
	2023	2024
	USD	USD	% of change
Revenues – third parties	8,312,663	13,464,430	62.0%
Revenues – related parties	2,830,475	-	-100.0%
	11,143,138	13,464,430	20.8%
Cost of sales – third parties	-7,802,451	-9,672,689	24.0%
Cost of sales – related parties	-1,162,640	-1,023,137	-12.0%
	-8,965,091	-10,695,826	19.3%
Gross profit	2,178,047	2,768,604	27.1%
Operating expenses:
General and administrative expenses	-1,188,713	-1,336,394	12.4%
Income from operations	989,334	1,432,210	44.8%
Other income, net	588,131	116,397	-80.2%
Profit from operations	1,577,465	1,548,607	-1.8%
Interest expense	-190,561	-210,713	10.6%
Income before tax expense	1,386,904	1,337,894	-3.5%
Income tax expense	-219,644	-246,609	12.3%
Net income	1,167,260	1,091,285	-6.5%

Revenues

Our revenues increased by 20.8% to USD13,464,430 for the year ended March 31, 2024, from USD11,143,138 (of which USD2,830,475 were from related parties) for the year ended March 31, 2023. The revenues increase was principally a result of the significant increase in our undertaking of construction works.

The following table sets out revenues generated from different services during the two years ended March 31, 2024:

	For the year ended March 31,
	2023		2024
	USD	%	USD	%
Revenues
Soil and rock transportation services	9,858,453	88.50%	8,436,223	62.70%
Diesel oil trading	729,930	6.60%	-	0.00%
Miscellaneous construction works	554,755	5.00%	5,028,207	37.30%
Total	11,143,138	100.00%	13,464,430	100.00%

For the year ended March 31, 2024, as compared to 2023, revenues from soil and rock transportation services decreased as we had fewer number of projects on hand for these services and the high revenue base of fiscal year 2023 as we had completed a significant number of projects. No revenues were derived from the trading of diesel oil. We had a focus of expanding construction works because our management considered that this segment had a better growth potential in Hong Kong and by undertaking construction works of higher complexity, we could have a chance to increase profitability. As such, revenues from miscellaneous construction works grew by 806.4% in 2024 year-on-year.

Cost of sales

Our total cost of sales increased by 19.3% to USD10,695,826 for the year ended March 31, 2024, from USD8,965,091 for the year ended March 31, 2023. The increase was mainly due to the increase in the cost of the carrying out of the miscellaneous construction works, as we recognized a significant growth in the segment revenues. Cost of sales charged by third parties increased by 24.0% to USD9,672,689 for the year ended March 31, 2024, from USD7,802,451 for 2023. Cost of sales charged by related parties decreased by 12.0% to USD1,023,137 for the year ended March 31, 2024, from USD1,162,640 for 2023. Our cost of sales mainly comprised subcontracting charges, cost of construction materials, fuel costs, depreciation of machinery and direct labor costs. During the year ended March 31, 2024, as we did not generate income from the trading of diesel oil, there was no cost incurred in this segment. We had less cost in soil and rock transportation but higher cost from miscellaneous construction works in 2024 as compared to 2023 due to the respective change in segment revenue.

Gross profit and gross profit margin

Our gross profit increased by 27.1% to USD2,768,604 for the year ended March 31, 2024, from USD2,178,047 for the year ended March 31, 2023. Our gross profit margin increased slightly to 20.6% for the year ended March 31, 2024, from 19.5% for the year ended March 31, 2023. The increase in gross profit margin could be attributed to the temporary stop of diesel oil trading, which by nature had a low gross profit margin and the undertaking of more miscellaneous construction works, which on average had a higher gross profit margin during the year ended March 31, 2024. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the year ended March 31,
	2023		2024
	Gross profit	Gross margin	Gross profit	Gross margin
	USD	%	USD	%
Soil and rock transportation services	2,064,302	20.90%	1,548,076	18.40%
Diesel oil trading	37,392	5.10%	-	N/A
Miscellaneous construction works	76,353	13.80%	1,220,528	24.30%
Overall	2,178,047	19.50%	2,768,604	20.60%

General and administrative expenses

For the years ended March 31, 2023 and 2024, our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2023 and 2024:

	For the year ended March 31,
	2023	2024
	USD	USD	% of change
Legal and professional fees	41,017	313,190	663.6%
Office expenses	64,320	23,838	(62.9)%
Depreciation	291,334	151,059	(48.1)%
Others	53,344	80,687	51.3%
Staff costs	438,871	504,763	15.0%
Insurance	31,228	47,557	52.3%
Transportation	66,848	237,822	255.8%
(Reversal) Provision of credit loss	201,751	-22,522	(111.2)%
Total	1,188,713	1,336,394	12.4%

Our general and administrative expenses increased by 12.4% to USD1,336,394 for the year ended March 31, 2024, from USD1,188,713 for the year ended March 31, 2023, principally due to the increase of legal and professional fees and transportation expenses. A significant portion of the legal and professional fees were related to the Company’s IPO and thus one-off. We made a reversal to previously provisioned credit loss as we recovered the accounts receivable from customers, which offset some increase of the general and administrative expenses.

Interest expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery, and bank borrowings. Our interest expense increased by 10.6% to USD210,713 for the year ended March 31, 2024, from USD190,561 for the year ended March 31, 2023. The interest expenses increased because the bank loans were taken out half-way during fiscal year 2023 and incurred 6-month interest as compared to full year interest being incurred in fiscal year 2024.

Other income

Other income comprised mainly income from machinery rental, site management income, sublease income, sale of rocks, and miscellaneous income. The following table sets for the breakdown of our other income for the years ended March 31, 2023 and 2024:

	For the year ended March 31,
	2023	2024
	USD	USD
Sale of scrap materials	411,636	182,397
Sublease income	143,590	-
Site management income	39,184	-
Parking fines	(51,538)	(69,051)
Government grant	18,462	-
Other expenses	26,797	3,051
Total other income, net	588,131	116,397

Income tax expense

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Primega Construction, is subject to Hong Kong profits tax. Our income tax expense was USD246,609 for the year ended March 31, 2024, an increase of 12.3% from USD219,644 for the year ended March 31, 2023. Effective tax rate for the two years ended March 31, 2023 and 2024 was 15.8% and 18.4%.

Net income

Our net income decreased by 6.5% to USD1,091,285 for the year ended March 31, 2024, as compared to USD1,167,260 for the year ended March 31, 2023. Net profit margin was 8.1% and 10.5% for the year ended March 31, 2024 and 2023, respectively. The decrease in net income was mainly due to the increase in general and administrative expenses as we incurred higher staff costs, transportation fee and professional fees and expenses for the IPO.

B. Liquidity and Capital Resources

Years ended March 31, 2025 and 2024

Our use of cash was primarily related to operating activities and purchase of property, plant and equipment and entering into finance leases. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

Following the completion of the IPO, all net proceeds of approximately USD5.3 million—including the exercise of over-allotment options—were transferred from the Company to Primega Construction.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from the end of fiscal year 2025, which is also based on our management’s experience and the financial data available.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2024	2025
	USD	USD
Cash and cash equivalents at the beginning of the year	240,219	489,435
Net cash provided by (used in) operating activities	2,394,212	(2,819,237)
Net cash used in investing activities	-	-
Net cash (used in) provided by financing activities	(2,144,996)	2,785,755
Cash and cash equivalents at the end of the year	489,435	455,953

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for purchase of diesel oils, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, fees for consulting services, loss on disposal of right-of-use assets – finance lease, allowance for credit loss, and changes in working capital items including accounts receivable, prepaid expense, deposits and other receivable, accounts payable, retention receivable, accruals and other current liabilities, contract liabilities, income taxes payable and lease liabilities – operating leases.

Net cash used in operating activities for the year ended March 31, 2025 was USD2,819,237, as compared to net cash provided by operating activities of USD2,394,212 fiscal year 2024. The turnaround was mainly attributable to the net loss of USD6,981,068 recorded in fiscal year 2025, the increase in total accounts receivable by USD2,616,415 and the decrease in accounts payable, accruals and other current liabilities by USD1,209,269. During the year ended March 31, 2025, we had net loss of USD6,981,068, non-cash operating lease expense of USD76,955, depreciation of right-of-use assets - finance lease of USD1,546,442, depreciation of property, plant and equipment of USD149,291, consulting services fees of USD6,144,000 related to the Company’s business review and development which were fully settled by the issuance of the Company’s ordinary shares, deferred tax recovery of USD143,400, allowance for credit loss of USD696,639. During the year ended March 31, 2025, we also had the following non-cash adjustments and changes of working capital items: (i) increase in accounts receivable of USD2,587,091; (ii) increase in accounts receivable - related parties of USD29,324; (iii) increase in retention receivable of USD46,496; (iv) decrease in prepayment, deposits and other receivable of USD763,634; (v) decrease in accounts payable, accruals and other current liabilities of USD1,209,269; (vi) decrease in accounts payable - related parties of USD279,498; (vii) decrease in contract liabilities of USD836,911; (viii) increase in income taxes payable of USD8,772; and (ix) decrease in lease liabilities - operating lease of USD102,940.

Investing activities

For the years ended March 31, 2025 and 2024, cash used in investing activities was nil and nil.

Financing activities

For the year ended March 31, 2025, net cash provided by financing activities was USD2,785,755. We obtained cash from financing from proceeds from issuance of common stocks, net of issuance costs of USD5,277,100, proceeds from a director of USD333,172 and proceeds from disposal of ROU - finance lease of USD747. Net cash used in financing activities included payment of offering costs of USD1,438,964, repayment of bank loans of USD93,505, initial payment of finance lease of USD184,590, principal payment of finance lease liabilities of USD806,226 and principal payment of finance lease liabilities - related parties of USD301,979.

For the year ended March 31, 2024, net cash used in financing activities was USD2,144,996. The cash used in financing activities was the repayment to a director of USD348,157, net proceeds from a related company of USD156,248, repayment of bank loans of USD34,822, initial payment of finance lease of USD295,843, principal payment of finance lease liabilities of USD1,258,111, payment of offering costs of USD385,587, which was slightly offset by the proceeds from disposal of ROU-finance lease of USD21,276.

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

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2023	2024
	USD	USD
Cash and cash equivalents at the beginning of the year	111,062	240,219
Net cash provided by operating activities	839,954	2,394,212
Net cash used in investing activities	(46,398)	-
Net cash used in financing activities	(664,399)	(2,144,996)
Cash and cash equivalents at the end of the year	240,219	489,435

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

Net cash provided by operating activities for the year ended March 31, 2024 was USD2,394,212 represented an increase of 185.0% as compared to fiscal year 2023 of USD839,945. The increase was mainly attributable to the decrease in accounts receivable for the year ended March 31, 2024 as compared to increase in accounts receivable for the year ended March 31, 2023 and the increases in contract liabilities, accounts payable, accruals and other liabilities in 2024. The changes were attributable to the decrease of net income from USD1,167,260 for fiscal year 2023 to USD1,091,285 for fiscal year 2024, and the following non-cash adjustments and changes of working capital items: (i) non-cash operating lease expense of USD43,500; (ii) depreciation of USD1,456,721; (iii) deferred tax expenses of USD68,580; (iv) loss of disposal of right-of-use assets – finance lease of USD197; (v) reversal of credit loss of USD22,522; (vi) decrease in accounts receivable of USD532,844; (vii) increase in retention receivable of USD405,094; (viii) increase in prepayment, deposits and other receivable of USD787,948; (ix) decrease in accounts payable, accruals and other current liabilities of USD479,398; (x) increase in contract liabilities of USD734,348; (xi) increase in income taxes payable of USD148,079; and (xii) decrease in lease liabilities – operating lease of USD29,449.

C. Research and Development, Patents and Licences, etc.

For the three years ended March 31, 2025, we did not incur material costs in research and development. We did not possess any patents.

Our operating subsidiary had one diesel tank wagon duly licensed by the Hong Kong Fire Services Department to convey category 5 dangerous goods. Also, Primega Construction has established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015.

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of March 31, 2025, and their maturity profile:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	USD	USD	USD	USD
Contractual Obligations:
Operating leases	42,923	10,578	-	53,501
Financial leases	1,437,484	1,600,495	264,250	3,302,229
Bank borrowings	98,201	205,447	646,966	950,614
Total contractual obligations	1,578,608	1,816,520	911,216	4,306,344

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive officers	Age	Position
Mr. Tan Yu	38	Chief Executive Officer, Chairman of the Board and Executive Director
Mr. Man Siu Ming	38	General Manager
Ms. Liu Wei	25	Chief Financial Officer
Mr. Fang Chenxi	49	Independent director
Ms. Jiang Lina	47	Independent director
Mr. Zhao Yong	50	Independent direcctor

The following is a brief biography of each of the executive officers and directors or director appointees listed above:

Mr. Tan Yu is our Chief Executive Officer, Chairman of the Board and Director. Mr. Tan is a Chinese national and has been serving as the chief executive officer of Lanzhi Yunchuang Keji (Beijing) Co., Ltd. since March 2023, where he is responsible for, among other things, the general management of the operations of the company. Mr. Tan.holds a Bachelor’s degree from Jilin University. He has served in multiple C-suite roles across a range of companies, where he was responsible for corporate operations, strategic planning, and organizational oversight. His experience spans several industries and includes both managing day-to-day business activities and directing long-term initiatives. Mr. Tan will contribute to the Company’s overall management and support the execution of its strategic objectives.

Mr. Man Siu Ming is our former executive director and currently our general manager. Mr. Man joined Primega Construction in September 2018 as managing director and is responsible for our overall management of its business and operations. Mr. Man has accumulated over 11 years of experience in the civil engineering industry in Hong Kong, specializing in construction transportation and logistics and foundation related construction work projects. From 2012 to 2018, Mr. Man worked at Chi Yip Eng. & (Trans.) Company Limited, a construction subcontractor primarily engaged in providing general transportation and logistics services in the Hong Kong construction industry.

Ms. Liu Wei is our Chief Financial Officer. Ms. Liu holds a Bachelor’s degree in Finance from Heilongjiang University of Commerce. She has experience in financial management and compliance, including a prior role as finance manager with responsibilities encompassing budgeting, internal controls, and the implementation of financial systems. Ms. Liu will contribute to the Company’s financial operations and ongoing compliance initiatives.

Mr. Fang Chenxi has served as our independent director since April 9, 2025, and is the Chairman of the Audit Committee and a member of each of the Nominating and Corporate Governance Committees and Compensation Committee. Mr. Fang is a Chinese national and has served as the general manager of Xiaoxiang Shijie Zhibo (Hangzhou) Wangluo Keiji Co., Ltd since March 2018, where he is responsible for, among other things, the general management of the operations of the company.

Ms. Jiang Lina has served as our independent director since April 9, 2025, and is the Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committees and the Audit Committee. She is a Chinese national and has served as the director of Wang Mao Jiu Group Co., Ltd since November 2021, where she is responsible for, among other things, the general management of the operations of the company.

Mr. Zhao Yong has served as our independent director since December 19, 2024, and is the Chairman of the Nominating and Corporate Governance Committees and a member of each of the Compensation Committee and and the Audit Committee.. He is a Chinese national and served as the director of Jiuzhou Kanglian Technology Development (Beijing) Co., Ltd., a company based in the People’s Republic of China which is primarily engaged in the manufacturing and sale of medical equipment, since January 2008 where he is tasked with, amongst others, the general management of the operations of the company.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country
Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended March 31, 2025, we paid an aggregate of approximately HK$1,859,000 (US$238,333), in cash (including salaries and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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

Audit Committee

Our audit committee consists of Mr. Fang Chenxi, Ms. Jiang Lina, and Mr. Zhao Yong, and it is chaired by Mr. Fang Chenxi. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. The Board has determined that none of the members of the Audit Committee qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. The Board believes the current members are collectively capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. The Board may appoint a director who would qualify as an “audit committee financial expert” if it deems necessary. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Fang Chenxi, Ms. Jiang Lina, and Mr. Zhao Yong, and it is chaired by Ms. Jiang Lina. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Fang Chenxi, Ms. Jiang Lina, and Mr. Zhao Yong, and it is chaired by Mr. Zhao Yong. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Directors and executive officers(1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares

Directors and executive officers
Mr. Man Siu Ming(1)	4,376,000	16.58%
Mr. Tan Yu (1)	—	—
Ms. Liu Wei (1)	—	—
Mr. Fang Chenxi (2)	—	—
Ms. Jiang Lina (2)	—	—
Mr. Zhao Yong (2)	—	—
All directors and executive officers (6 individuals)	4,376,000	16.58%
5% or greater shareholders
Mr. Man Siu Ming(1)	4,376,000	16.58%

As of the date of this report, none of our outstanding Ordinary Shares are held by record holders in the United States.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Room 2916, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

(2)	Each of Mr. Fang Chenxi and Ms. Jiang Lina has been appointed as our independent direct effective on April 9, 2025, and Mr. Zhao Yong has been appointed as our director effective on December 19, 2024.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the years ended March 31, 2025, 2024, 2023 and up to the date of this report:

List of Related Parties

Name	Relationship
Mr. Man Siu Ming (“Mr. Man”)	Director
Chi Yip Eng. & (Trans.) Company Ltd (“Chi Yip”)	A company owned as to 50% each by Ms. Wong Lai Ching and Mr. Man Chi Kwan, the parents of Mr. Man Siu Ming

Balances with related parties:

	As of March 31,
	2024	2025
	USD	USD
Accounts receivable from related party:
Chi Yip	392,686	445,573
Amounts due to related parties:
Chi Yip	435,746	156,248
Mr. Man	196,906	530,078
Finance lease liabilities due to related parties:
Chi Yip	1,117,351	815,372

All balances due from Chi Yip were accounts receivables due from Chi Yip relating to our provision of soil and rock transportation services and site management services. The amounts due to Chi Yip related to subcontracting charges from Chi Yip. The largest amount outstanding from Chi Yip during the fiscal years ended March 31, 2024 and 2025 was approximately US$1,868,584, and US$835,548, respectively. The largest amount outstanding to Chi Yip during the fiscal years ended March 31, 2024 and 2025 was approximately US$282,874 and US$389,975, respectively. The largest amount outstanding to Mr. Man during the fiscal years ended March 31, 2024 and 2025 was approximately US$691,438 and US$586,505, respectively. The amounts due to our director, Mr. Man, during the relevant periods were advances from Mr. Man which are unsecured and interest-free with no specific repayment terms. The finance lease liabilities due to related parties, Chi Yip related to payments owed under finance leases for motor vehicles and machinery assigned to Primega Construction.

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

For the years ended March 31, 2023, 2024 and 2025, we paid finance fees to Chi Yip for the tipper trucks and diesel tank wagon assigned to Primega Construction under hire purchase financing arrangements in the amounts of approximately US$55,988, US$29,307 and US$56,135 respectively.

For the years ended March 31, 2023, 2024 and 2025, we recorded income of approximately US$2,830,475, Nil and US$643,748 respectively, for soil and rock transportation services provided to Chi Yip.

For the years ended March 31, 2023, 2024 and 2025, we recorded income of approximately US$39,184, Nil and 33,030 for site management services provided to Chi Yip.

For the years ended March 31, 2023, 2024 and 2025, we paid total service fees charged by Chi Yip in the amounts of approximately US$1,162,640, US$1,023,137 and US$887,945, respectively, for providing rental tipper trucks and for labor to support our operations.

For the years ended March 31, 2023, 2024 and 2025, we paid rental fees of approximately US$769, Nil and Nil respectively to Chi Yip to lease office premises in Hong Kong. Since May 30, 2022, Primega Construction ceased to lease the office premises from Chi Yip.

Guarantees

Our related parties, from time to time provides guarantees for our benefit. Mr. Man Siu Ming provided guarantees relating to our loan obligations under 12 hire-purchase agreements entered into with Dah Sing Bank Limited as of March 31, 2025. Mr. Man Siu Ming also provided personal guarantees to secure two bank loans of Primega Construction in the principal amount of HK$4,574,286 and HK$4,574,286 with the Standard Chartered Bank (Hong Kong) Limited during the year ended March 31, 2024 and 2025. As of March 31, 2025, the bank loans amounted to USD950,614.

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

During the years ended March 31, 2023, 2024 and 2025, ZDAI did not declare or pay any dividends and there was no transfer of assets among ZDAI and its subsidiaries.

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

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “ZDAI.”

B.	Plan of Distribution

Not applicable

C.	Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “ZDAI.”

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

Assets that potentially subject us to a significant concentration of credit risk primarily consist of cash, accounts receivable, retention receivable and other current assets. We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,564) if the bank with which an individual/company holds its eligible deposit fails. As of March 31, 2025, cash balance of US$455,953 was maintained at financial institutions in Hong Kong and approximately HK$800,000 were insured by the Hong Kong Deposit Protection Board.

We have designed our credit policies with an objective to minimize exposure to credit risk. Other than retention receivable which may be held by our customers for more than a year, our “receivables” are very short term, generally granted by us at 30 to 150 days, in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers to ascertain receivables value at credit risk. In particular, we estimate allowance for credit loss the details of which are discussed in Note 2 to the financial statements.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We have finance leases in place which have fixed interest rates throughout the lease period. Interest rates of the finance leases are fixed at inception of the leases, which in turn relates to the prevailing market interest rate. We do not have an interest rate hedging policy to hedge against the risk of fluctuating interest rates. However, our management closely monitors interest rate exposures, assesses our Group’s position to take out new bank loans or finance leases.

During the year ended March 31, 2025, we had maintained floating rate facility letter withs a bank in Hong Kong which were entered into in September 2022 and December 2022. The facilities carry an annual interest rate of prime rate – 2.5%. The change in interest rates would not have a material bearing to the interest expenses incurred in the said financial period as holding other things constant.

The following table presents the potential effects on net interest income or expenses of a hypothetical change of +/- 100 bps in year-end interest rates, applied to the Company’s bank borrowings and cash and cash equivalents.

For the year ended March 31, 2024			For the year ended March 31, 2025
Notional principal amounts of the floating loan (US$)	Impact on net interest (expenses)/ income +100 bps (US$)	Impact on net interest (expenses)/ income -100 bps (US$)	Notional principal amounts of the floating loan (US$)	Impact on net interest (expenses)/ income +100 bps (US$)	Impact on net interest (expenses)/ income -100 bps (US$)
1,078,941	(10,779)	10,779	1,078,941	(5,907)	5,907

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2025, our disclosure controls and procedures were effective. We believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in our financial operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) setting up an ITGC and system control framework with formal documentation of polices and controls in place. We have effective change management processes and internal controls in place to address above measures in our business and operations.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

Item 16. Reserved

Item 16A. Audit committee financial expert.

The Board has determined that none of the members of the Audit Committee qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. The Board believes the current members are collectively capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting.

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

	2024	2025
	USD	USD
Audit Fee (1)	160,000	160,000
Audit Related service fees (2)	30,000	-
	190,000	160,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit review services.

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

Item 18. Financial Statements.

The consolidated financial statements of Primega Group Holdings Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1/A (File No. 333-282018), as amended, initially filed with the SEC on September 12, 2024)
2.1	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on June 21, 2024 (File No. 333-277692))
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
10.1	Employment Agreement between the registrant and Man Wing Pong, the registrant’s Chief Financial Officer, dated July 18, 2024 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1/A (File No. 333-282018), as amended, initially filed with the SEC on September 12, 2024)
10.2	Director Offer Letter between the registrant and Fang Chenxi, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.3	Director Offer Letter between the registrant and Jiang Lina, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.4	Director Offer Letter between the registrant and Zhao Yong, dated December 19, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.5	Indemnification Agreement between the registrant and Man Siu Ming, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.6	Indemnification Agreement between the registrant and Tan Yu, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.7	Indemnification Agreement between the registrant and Fang Chenxi, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.8	Indemnification Agreement between the registrant and Jiang Lina, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.9	Indemnification Agreement between the registrant and Zhao Yong, dated December 19, 2024 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.10	Bank facilities between Standard Chartered Bank (Hong Kong) Limited and Primega Construction (incorporated herein by reference to exhibit 10.4 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
10.11	Bank facilities between Standard Chartered Bank (Hong Kong) Limited and Primega Construction (incorporated herein by reference to exhibit 10.5 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
10.12	English translation of Office Lease Contract, by and between Lin Qianyu and Primega Construction, dated as of May 30, 2022 (incorporated herein by reference to exhibit 10.6 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1	List of Subsidiaries (incorporated herein by reference to exhibit 21.1 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.1	Code of Business Conduct and Ethics (incorporated herein by reference to exhibit 99.1 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.2	Audit Committee Charter (incorporated herein by reference to exhibit 99.2 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.3	Nominating Committee Charter (incorporated herein by reference to exhibit 99.3 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.4	Compensation Committee Charter (incorporated herein by reference to exhibit 99.4 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended March 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer and Chairman of the Board

Date: August 14, 2025

PRIMEGA GROUP HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Primega Group Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Primega Group Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three -year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

August 14, 2025

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.710 Email: admin@zhcpa.us

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025
	USD	USD

Assets
Current assets:
Cash and cash equivalents	489,435	455,953
Accounts receivable, net	4,911,202	6,793,145
Accounts receivable, net – related parties	392,686	445,573
Prepayment, deposits and other receivable	873,819	3,182,185
Deferring offering costs	1,102,393	-
Total current assets	7,769,535	10,876,856

Property, plant and equipment, net	315,895	166,604
Right-of-use assets – Finance lease	4,764,246	4,137,919
Right-of-use assets – Operating lease	85,634	56,836
Retention receivable	432,629	464,070
Total non-current assets	5,598,404	4,825,429

TOTAL ASSETS	13,367,939	15,702,285

Liabilities
Current liabilities:
Bank loans - current	94,435	110,766
Finance lease liabilities – current	775,042	945,564
Finance lease liabilities – current – related parties	437,982	337,361
Operating lease liabilities – current	79,958	41,828
Contract liabilities	836,911	-
Accounts payable, accruals, and other current liabilities	2,292,108	1,602,094
Accounts payable – related parties	279,498	-
Amount due to a related company	156,248	156,248
Amount due to a director	196,906	530,078
Income taxes payable	369,667	378,439
Total current liabilities	5,518,755	4,102,378

Non-current liabilities
Bank loans – non-current	949,684	839,848
Finance lease liabilities - non-current	1,492,062	1,262,612
Finance lease liabilities – non-current – related parties	679,369	478,011
Operating lease – non-current	27,099	10,446
Deferred tax liabilities	411,174	267,774
Total non-current liabilities	3,559,388	2,858,691

TOTAL LIABILITIES	9,078,143	6,961,069

Commitments and contingencies

Shareholders’ equity
Ordinary shares USD 0.00005 par value; 1,000,000,000 shares authorized; 26,400,000 and 22,500,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively	1,125	1,320
Additional paid in capital	1,282	11,433,575
Retained earnings (accumulated deficits)	4,287,389	(2,693,679)
Total shareholders’ equity	4,289,796	8,741,216

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,367,939	15,702,285

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD

Revenues
Revenues generated from third parties	8,312,663	13,464,430	18,631,925
Revenues generated from related parties	2,830,475	-	643,748
	11,143,138	13,464,430	19,275,673
Cost of sales
Cost of sales charged by third parties	(7,802,451)	(9,672,689)	(16,708,063)
Cost of sales charged by related parties	(1,162,640)	(1,023,137)	(887,945)
	(8,965,091)	(10,695,826)	(17,596,008)

Gross profit	2,178,047	2,768,604	1,679,665

Operating expenses:
General and administrative expenses	(1,188,713)	(1,336,394)	(8,845,949)

Income (loss) from operations	989,334	1,432,210	(7,166,284)

Other income, net	588,131	116,397	290,337
Interest expense	(190,561)	(210,713)	(224,412)

Income (loss) before tax expense	1,386,904	1,337,894	(7,100,359)
Income tax (expense) recovery	(219,644)	(246,609)	119,291
Net income (loss)	1,167,260	1,091,285	(6,981,068)

Other comprehensive income	-	-	-

Total comprehensive income (loss)	1,167,260	1,091,285	(6,981,068)

Net earnings (losses) per share attributable to ordinary shareholders
Basic and diluted	0.05	0.05	(0.28)

Weighted average number of ordinary shares used in computing net earnings per share
Basic and diluted	22,500,000	22,500,000	24,686,300

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained
	Ordinary shares		Additional	Earnings	Total
	Number of		Paid-in	(Accumulated	Stockholders’
	Shares	Amount	Capital	Deficits)	Equity
		USD	USD	USD	USD

Balance as of March 31, 2023	22,500,000	1,125	1,282	3,196,104	3,198,511

Net income	-	-	-	1,091,285	1,091,285

Balance as of March 31, 2024	22,500,000	1,125	1,282	4,287,389	4,289,796

Issuance of Ordinary shares relating to IPO, net of issuance cost	1,500,000	75	2,216,413	-	2,216,488

Issuance of Ordinary shares to four independent consultants under Stock Incentive plan	2,400,000	120	9,215,880	-	9,216,000

Net loss	-	-	-	(6,981,068)	(6,981,068)

Balance as of March 31, 2025	26,400,000	1,320	11,433,575	(2,693,679)	8,741,216

The accompanying notes are an integral part of these consolidated financial statements.

PRIMEGA GROUP HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2023	2024	2025
	USD	USD	USD

Operating activities
Net income (loss)	1,167,260	1,091,285	(6,981,068)
Non-cash item adjustments:
Non-cash operating lease expense	20,292	43,500	76,956
Depreciation of right-of-use assets – finance lease	1,003,668	1,300,302	1,546,442
Depreciation of property, plant and equipment	136,623	156,419	149,291
Consulting service fees to four independent consultants under Stock Incentive Plan	-	-	6,144,000
Deferred tax expenses (recovery)	87,010	68,580	(143,400)
Loss on disposal of right-of-use assets – finance lease	-	197	11,026
Allowance for expected credit loss	201,751	(22,522)	696,640
Change in working capital items:
Change in accounts receivable	(2,529,230)	(1,000,746)	(2,587,091)
Change in accounts receivable – related parties	(642,535)	1,533,590	(29,324)
Change in retention receivable	(41,557)	(405,094)	(46,496)
Change in prepayment, deposits and other receivable	(58,017)	(787,948)	763,634
Change in accounts payable, accruals and other current liabilities	1,063,607	(479,398)	(1,209,269)
Change in accounts payable – related parties	236,429	43,069	(279,498)
Change in contract liabilities	102,563	734,348	(836,911)
Change in income taxes payable	112,738	148,079	8,772
Change in lease liabilities – Operating lease	(20,648)	(29,449)	(102,941)
Cash provided by (used in) operating activities	839,954	2,394,212	(2,819,237)

Investing activities
Purchase of property, plant and equipment	(46,398)	-	-
Cash used in investing activities	(46,398)	-	-

Financing activities
Net proceeds (repayments) from a director	110,389	(348,157)	333,172
Net proceeds from a related company	-	156,248	-
Proceeds of bank loans	1,078,941	-	-
Repayment of bank loans	-	(34,822)	(93,505)
Proceeds from disposal ROU-finance lease	-	21,276	747
Initial payment of finance lease	(24,823)	(139,595)	(184,590)
Initial payment of finance lease – related parties	-	(156,248)	-
Principal payment of finance lease liabilities	(693,666)	(935,304)	(806,226)
Principal payment of finance lease liabilities – related parties	(656,399)	(322,807)	(301,979)
Payment of offering costs	(478,841)	(385,587)	(1,438,964)
Proceeds from issuance of common stock, net of issuance costs	-	-	5,277,100
Cash (used in) provided by financing activities	(664,399)	(2,144,996)	2,785,755

Net increase (decrease) in cash and cash equivalents	129,157	249,216	(33,482)

Cash and cash equivalents as of beginning of the year	111,062	240,219	489,435

Cash and cash equivalents as of the end of the year	240,219	489,435	455,953

Supplementary Cash Flows Information
Cash paid for interest	175,885	210,713	224,412
Cash paid for income tax	19,895	30,943	15,337
Supplementary Schedule of Non-Cash Investing and Financing Activities
Ordinary shares issued for settlement of consulting fees related to four independent consultants	-	-	9,216,000
Accruals for offering cost	-	-	519,255
Right-of-use assets obtained in exchange for new operating lease liabilities	65,667	90,342	67,072
Right-of-use assets obtained in exchange for new finance lease liabilities	2,153,607	1,767,504	964,362

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

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

	Date of	Percentage of effective	Place of	Principal
Name	incorporation	ownership	incorporation	activities
Primega Group Holdings Limited	April 14, 2022	Parent	Cayman Islands	Investment holdings

Celestial Power Group Limited	February 22, 2022	100%	The British Virgin Islands	Investment holdings

Primega Construction Engineering Co. Limited	July 31, 2018	100%	Hong Kong	Provision of (i) soil and rock transportation services; (ii) diesel oil trading and (iii) miscellaneous construction works, including ELS work

Reorganization

Primega Construction Engineering Co. Limited was incorporated in Hong Kong on July 31, 2018. Prior to group reorganization, Primega Construction is wholly owned by sole shareholder, namely Mr. Man Siu Ming.

In April 2022, Primega Group Holdings Limited was incorporated under the laws of the Cayman Islands as an exempted company with limited liability with one share issued and transferred to Mr. Man Siu Ming. On April 14, 2022, Primega Group Holdings Limited issued 11,249,999 Ordinary Shares to the Mr. Man Siu Ming. Mr. Man Siu Ming became the controlling shareholder of the Company.

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

During the years ended March 31, 2025 and 2024, there were four and four customers generated income which accounted for over 10% of the total revenue generated for both years. The details are as follows:

	As of March 31,
	2024	2025

Customer A	34.44%	11.77%
Customer B	18.66%	39.78%
Customer C	25.37%	21.54%
Customer D	0%	11.48%
Customer E	10.41%	2.18%

As of March 31, 2025 and 2024, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2024	2025

Customer A	55.47%	39.77%
Customer B	0%	0.03%
Customer C	21.52%	39.58%
Customer D	0%	8.45%
Customer E	2.32%	1.78%

During the years ended March 31, 2025 and 2024, there were four and three suppliers accounted for over 10% of the total subcontracting fees and cost of fuel oils for that year. The details are as follows:

	As of March 31,
	2024	2025

Supplier A	13.83%	6.15%
Supplier B	21.18%	16.42%
Supplier C	16.24%	7.71%
Supplier D	0%	17.68%
Supplier E	1.79%	10.93%
Customer B	0%	11.76%

As of March 31, 2025 and 2024, accounts payable due to these suppliers as a percentage of consolidated accounts payable are as follows:

	As of March 31,
	2024	2025

Supplier A	12.03%	0%
Supplier B	13.95%	0%
Supplier C	30.92%	55.90%
Supplier E	0%	0.23%

Note: The Supplier A mentioned in above is a related party of the Company.

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

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2025, 2024 and 2023.

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

The Company’s financial instrument include cash and cash equivalents, accounts receivable, retention receivable, deposit and other receivable, accounts payables, accruals and other current liabilities, bank loans, lease liabilities, due to a related company and due to a director. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the host contracts approximate market rates. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2025 and 2024.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$800,000 per depositor per Scheme member, including both principal and interest.

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

Deferred Offering Costs

Deferred offering costs consist principally of incremental costs directly attributable to new shares offering incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

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

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2025 and 2024.

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

Trading of diesel oil

The Company sells diesel oil to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, being the point of time of which the goods are delivered to customer at the site. No revenues were derived from the trading of diesel oil in 2024 and 2025.

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

The typical length of construction work can range from 3 months to 14 months, depending on the size and complexity of the project. For smaller projects, the construction period may be on the shorter end of that range, while larger, more complex projects can take closer to a year or even longer.

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

Cost of sales

Cost of sales consists primarily of subcontracting fees, cost of fuel oils, material costs, direct labor costs and other overhead costs that are directly attributable to services provided.

General and administrative expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs relevant to administrative use, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

Interest Expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery and bank borrowings.

Leases

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements. If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

Finance and operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of 12 months or less. Its leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating leases. Meanwhile, the Company recognizes the finance lease ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the asset on the remaining balance of the liability.

Additionally, the Company elected to apply the short-term lease exemption for leases with a non-cancelable period of twelve months or less and has chosen to combine non-lease components (such as common area maintenance for real estate leases) from lease components.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2025 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2025, 2024 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Segment Reporting

FASB 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker as the source for determining the Company’s reportable segments. The chief operating decision maker is the Company’s president and Chief Executive Officer (“CEO”). Management, including the chief operating decision maker, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Company has determined that it has only one operating segment as defined by FASB ASC 280.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

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

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of March 31,
	2024	2025
	USD	USD

Accounts receivable	5,079,381	7,666,472
Less: allowance for expected credit loss	(168,179)	(873,327)
Accounts receivable, net	4,911,202	6,793,145

The movements in the credit loss provision for doubtful accounts for the years ended March 31, 2024 and 2025 were as follows:

	As of March 31,
	2024	2025
	USD	USD

Balance at beginning of the year	286,152	168,179
Additions/ (reversal)	(11,563)	705,148
Less: write-off	(106,410)	-
Balance at end of the year	168,179	873,327

Accounts receivable, net – related parties, consists of the following:

	As of March 31,
	2024	2025
	USD	USD

Accounts receivable – related parties	416,249	445,573
Less: allowance for expected credit loss	(23,563)	-
Accounts receivable, net – related parties	392,686	445,573

The movements in the credit loss provision for doubtful accounts for the years ended March 31, 2024 and 2025 were as follows:

	As of March 31,
	2024	2025
	USD	USD

Balance at beginning of the year	46,167	23,563
Reversal	(22,604)	(23,563)
Balance at end of the year	23,563	-

The expected credit loss on accounts receivables is calculated in probability of default and loss given default method by reference to past due status of the individual debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtor, future economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions as of March 31, 2024 and 2025.

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

4. PREPAID EXPENSES, DEPOSITS AND OTHER RECEIVABLE

Prepayments, deposits, and other receivables mainly consist of deposits for rented premises, autopay and utilities, prepayments for consulting fees to four independent consultants, prepaid sub-contracting fees, repair and maintenance, fuel oil fees, and insurance expenses.

	As of March 31,
	2024	2025
	USD	USD

Prepaid expenses	841,143	81,155
Prepayment of consulting fees	-	3,072,000
Other receivables and deposits	32,676	29,030
	873,819	3,182,185

On July 25, 2024, the Company signed consultancy agreements with four consultants. The consultants provide services including market research, sales and marketing strategies, customer relationship management, identifying strategic partnerships, and assessing business expansion opportunities for the Company. Their service charges range from US$1.8 million to US$2.7 million, settled by cash or shares. The service period covers July 25, 2024 to July 24, 2025.

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares, par value US$0.00005 each to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. For the year ended March 31, 2025, the Company recognized US$6,144,000 as an expense. The remaining portion, US$3,072,000 has been recorded as prepayment and will be recognized as an expense in the next financial year.

5. RETENTION RECEIVABLES- NON-CURRENT

	As of March 31,
	2024	2025
	USD	USD
Beginning balance	41,557	446,651
Additions from condition rights to consideration	405,094	342,698
Less: retention released	-	(296,202)
Less: allowance for expected credit loss	(14,022)	(29,077)
Ending balance	432,629	464,070

6. BANK LOANS

During the fiscal year ended March 31, 2023, the Company entered into certain financial facilities with its principal bank and drew down loans with principal amount of approximately US$1,078,941. The bank facility bears interest rate at Hong Kong Prime Rate minus 2.5% per annum.

The bank loans consisted of the following at March 31, 2025:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	3,984,348	510,814	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,430,440	439,800	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		7,414,788	950,614

The bank loans consisted of the following at March 31, 2024:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	4,382,744	561,890	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,761,388	482,229	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		8,144,132	1,044,119

The Company’s bank loans are denominated in HKD.

As of March 31, 2025 and 2024, the bank loans amounted to US$950,614 and US$1,044,119 with interest bearing at 3.000%-3.375% per annum. The loans are secured by personal guarantee executed by the director of the Company and a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, a loan guarantee scheme launched by the Hong Kong government to help small and medium enterprises to secure bank loans, which the lending bank required.

The following are the maturities of the above borrowings, which include principal of bank borrowing as of March 31, 2025:

Amount
USD
Years ending March 31,
2026	98,201
2027	101,186
2028	104,261
2029	107,430
2030 and thereafter	539,536
Total Bank Borrowings	950,614

During the year ended March 31, 2025, interest expense related to these credit facilities was US$34,250.

During the year ended March 31, 2024, interest expense related to these credit facilities was US$38,132.

7. CONTRACT LIABILITIES

	As of March 31,
	2024	2025
	USD	USD
Beginning balance	102,563	836,911
Additions as a result of billings in advance of performance obligation under contracts	836,911	-
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(102,563)	(836,911)
Ending balance	836,911	-
Information about contract liabilities:
Revenue recognized that was included in contract liabilities as of April 1, 2023 and 2024	102,563	836,911

The advance payment received from the customers were recognized as contract liabilities for the year ended March 31, 2024, with these liabilities being associated with two distinct projects.

8. LEASES

(a)	Finance leases

The finance lease mainly consists of tipper trucks and machinery and equipment. The total finance lease liability balance as of March 31, 2025 and 2024 amounted to US$3,023,548 and US$3,384,455 respectively. The ROU – finance lease with carrying amount of approximately US$44,247 was disposed during the year ended March 31, 2025 and the disposal loss recognized as USD11,026. The ROU – finance lease with carrying amount of approximately US$115,385 was disposed during the year ended March 31, 2024 and the disposal loss recognized as US$197.

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

The components of lease expenses are as follows:

	For the year ended March 31,
	2024	2025
	USD	USD

Operating lease expense	52,432	81,966
Finance lease expense
Amortization of right-of-use assets	1,300,302	1,546,442
Interest on lease liabilities	171,339	185,166
Total finance lease expense	1,471,641	1,731,608

The components of finance lease are as follows:

	For the year ended March 31,
	2024	2025
	USD	USD

Finance lease
Right-of-use assets, costs	7,528,894	8,428,505
Accumulated amortization	(2,764,648)	(4,290,586)
Right-of-use assets, net	4,764,246	4,137,919

Other information about the Company’s leases is as follows:

	As of March 31,
	2024	2025
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	30,692	107,936
Operating cash flows used in finance leases	171,339	185,166
Financing cash flows used in finance leases	1,553,954	1,292,795
Right-of-use assets obtained in exchange for new operating lease liabilities	90,342	67,072
Right-of-use assets obtained in exchange for new finance lease liabilities	1,767,504	964,362
Weighted-average remaining lease term-operating	1.44 years	1.14 years
Weighted-average remaining lease term-finance	3.18 years	2.56 years
Weighted average discount rate-operating	4.0%	4.0%
Weighted average discount rate-finance	6.22%	6.05%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2025:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2026	42,923	1,437,484	1,480,407
2027	10,578	1,076,375	1,086,953
2028	-	524,120	524,120
2029	-	264,250	264,250
2030 and thereafter	-	-	-
Total undiscounted lease payments	53,501	3,302,229	3,355,730
Less: imputed interest	(1,227)	(278,681)	(279,908)
Lease liabilities recognized in the Consolidated Balance Sheet	52,274	3,023,548	3,075,822

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2024:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2025	83,553	1,387,011	1,470,564
2026	27,462	1,078,815	1,106,277
2027	-	847,067	847,067
2028	-	307,453	307,453
2029 and thereafter	-	124,923	124,923
Total undiscounted lease payments	111,015	3,745,269	3,856,284
Less: imputed interest	(3,958)	(360,814)	(364,772)
Lease liabilities recognized in the Consolidated Balance Sheet	107,057	3,384,455	3,491,512

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following as of March 31, 2025 and 2024:

	As of March 31,
	2024	2025
	USD	USD

Cost
Machinery	665,657	665,657
Motor vehicles	3,205	3,205
Office Equipment	10,752	10,752
Leasehold improvement	35,647	35,647
	715,261	715,261

Less: accumulated depreciation
Machinery	371,988	505,120
Motor vehicles	1,880	2,521
Office Equipment	3,219	5,369
Leasehold improvement	22,279	35,647
	399,366	548,657

Total property, plant and equipment, net	315,895	166,604

Depreciation expenses recognized for the years ended March 31, 2025 and 2024 were US$149,291 and US$156,419 respectively. In 2025, US$133,772 of the depreciation expense was attributed to the cost of goods sold, and US$15,518 was allocated to general and administrative expense. In 2024, all machineries are utilized in front-line construction operations. In 2024, US$133,772 of the depreciation expense was attributed to the cost of goods sold, and US$22,647 was allocated to general and administrative expense.

10. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Accounts payable, accruals and other current liabilities consists of the following:

	As of March 31,
	2024	2025
	USD	USD

Accounts payable	2,044,729	760,164
Retention payable	6,074	14,422
Accrued expenses and other payables	241,305	827,508
	2,292,108	1,602,094
Accounts payable – related parties	279,498	-
	2,571,606	1,602,094

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

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

Current income tax expenses	132,634	178,029	24,109
Deferred income tax expense (recovery)	87,010	68,580	(143,400)
Income tax expense (recovery)	219,644	246,609	(119,291)

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

(Loss) before income tax - Cayman Island and BVI entities	-	(2,805)	(6,293,726)
Income (loss) before income tax - Hong Kong entity	1,386,904	1,340,699	(806,633)
Tax expenses at the Cayman Islands statutory income tax rate	-	-	-

Tax effect of rate differences in various jurisdictions	228,839	220,752	(133,095)
Tax effect of provision for expected credit loss	32,895	(3,716)	114,945
Tax effect of depreciation allowance	(107,177)	(61,541)	34,595
Tax effect of non-deductible expenditure	-	44,073	29,009
Tax effect of taxable temporary difference	87,010	68,580	(143,400)
Tax reduction allowed by Hong Kong government	(21,923)	(21,539)	(21,345)
Income tax expense (recovery)	219,644	246,609	(119,291)

	As of March 31,
	2024	2025
	USD	USD

Deferred tax assets	33,951	148,897
Deferred tax liabilities	(445,125)	(416,671)
Deferred tax liabilities, net	(411,174)	(267,774)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2024	2025
	USD	USD

Deferred tax assets:
Provision of credit loss	33,951	148,897
Total deferred tax assets	33,951	148,897
Deferred tax liabilities:
Property, plant and equipment	(30,383)	(10,106)
Right-of-use assets – finance lease	(414,742)	(406,565)
Total deferred tax liabilities	(445,125)	(416,671)
Net deferred tax liabilities	(411,174)	(267,774)

As of March 31, 2024 and 2025, the Company had no unrecognized tax benefit.

12. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in these consolidated financial statements, the Company had transactions or balance with the following related parties:

The Company’s relationship with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Man Siu Ming	General Manager
Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”)	A company owned as to 50% each by Ms. Wong Lai Ching and Mr. Man Chi Kwan, the parents of Mr. Man Siu Ming

Transactions with related parties

In 2023 and 2025, we offer soil and rock transportation services and management services to Chi Yip for utilization of our tipper trucks and drivers and our efficiency management on tipper trucks drivers while charging service fee based on terms and conditions mutually agreed between the relevant parties. Those related party transactions were conducted in the ordinary course of business of the Company. In 2024, we did not provide soil and rock transportation and site management services to Chi Yip and recorded no revenue from Chi Yip.

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

Soil and rock transportation income charged to Chi Yip included in revenues	2,830,475	-	643,748
Site management income charge to Chi Yip included in other income	39,184	-	33,030

Service fee charged by Chi Yip included in cost of sales	1,162,640	1,023,137	887,945

Finance lease:
Finance lease expenses fees paid for Chi Yip	55,988	29,307	56,135
Initial payment of finance lease – related parties	-	(156,248)	-
Principal payment of finance lease liabilities - related parties	(656,399)	(322,807)	(301,979)
Operating expenses paid to Chi Yip	(769)	-	-

Proceeds from Chi Yip	-	156,248	-

Proceeds from Director - Man Siu Ming	258,337	275,619	666,214
Repayments to Director - Man Siu Ming	(147,948)	(623,776)	(333,042)
Net (repayments) proceeds from Man Siu Ming	110,389	(348,157)	333,172

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

	As of March 31,
	2024	2025
	USD	USD
Accounts receivable
Chi Yip Eng. & (Trans.) Company Limited	392,686	445,573

Accounts payable
Chi Yip Eng. & (Trans.) Company Limited	279,498	-

Finance lease liabilities
Chi Yip Eng. & (Trans.) Company Limited	1,117,351	815,372

Amount due to a related company
Chi Yip Eng. & (Trans.) Company Limited	156,248	156,248

Amount due to a director
Mr. Man Siu Ming	196,906	530,078

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Chi Yip: The Company has 29 finance leases with Chi Yip. Finance leases entered with Chi Yip require monthly payments in the range of US$1,482 to US$4,308 and the last payment due in January 2029. The aggregate amount paid to Chi Yip amounted to US$301,979 and US$479,055 for the years ended March 31, 2025 and 2024, respectively.

Key terms of the Company’s leases with Chi Yip are as follows:

	As of March 31,
	2024	2025
	USD	USD
Right-of-use assets obtained in exchange for new finance lease liabilities	798,551	-
Weighted-average remaining lease term-finance	3.42 years	2.89 years
Weighted average discount rate-finance	6.58%	6.85%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities with Chi Yip as of March 31, 2025:

USD
Year ending March 31,
2026	378,647
2027	207,464
2028	190,597
2029	124,924
2030 and thereafter	-
Total undiscounted lease payments	901,632
Less: imputed interest	(86,260)
Lease liabilities recognized in the Consolidated Balance Sheet	815,372

13. REVENUE, SEGMENT INFORMATION

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance. The Company has primarily engaged in one segment which is the provision of (i) soil and rock transportation services, (ii) diesel oil trading and (iii) miscellaneous construction works, including ELS work and all the income is earned in Hong Kong. No revenues were derived from the trading of diesel oil in 2024 and 2025. Much of the information provided in these consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Company’s CODM. As a result, the Company operates and manages its business as a single operating segment. For the years ended March 31, 2025, 2024 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets.

The following table presents revenue by major revenue type for the years ended March 31, 2025, 2024 and 2023, respectively:

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

Soil and rock transportation	9,858,453	8,436,223	10,668,170
Diesel oil trading	729,930	-	-
Miscellaneous construction works	554,755	5,028,207	8,607,503
Total	11,143,138	13,464,430	19,275,673

The following table presents cost by major revenue type for the years ended March 31, 2025, 2024 and 2023, respectively:

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

Soil and rock transportation	7,794,151	6,888,147	9,897,110
Diesel oil trading	692,538	-	-
Miscellaneous construction works	478,402	3,807,679	7,698,898
Total	8,965,091	10,695,826	17,596,008

As of March 31, 2025, 2024 and 2023, the aggregate amount of the transaction price allocated to remaining performance obligations related to construction contracts that are unsatisfied or partially unsatisfied was approximately to US$5.7 million, US$5.8 million and US$4 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next year. As a practical expedient, we do not include contracts that have an original duration of one year or less. Furthermore, the Company uses the practical expedient in ASC 606-10-50-14(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation.

14. GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended March 31, 2025, 2024 and 2023, general and administrative expenses mainly included staff costs, transportation, amortization of right-of-use assets, allowance for expected credit loss, legal and professional fees, insurance, office and rental expenses, and other miscellaneous items. Expenses increased significantly in 2025 mainly due to higher legal and professional fees and increased allowance for expected credit loss.

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

Legal and professional fees	41,017	313,190	6,778,458
Depreciation	291,334	151,059	115,744
Provision for (Reversal of) credit loss	201,751	(22,522)	696,639
Office expenses	64,320	23,836	35,928
Others	53,344	80,689	106,878
Staff cost	438,871	504,763	692,455
Insurance	31,228	47,557	75,471
Transportation	66,848	237,822	344,376
	1,188,713	1,336,394	8,845,949

15. OTHER INCOME, NET

Other income, net, consists of the following:

	Year ended March 31,
	2023	2024	2025
	USD	USD	USD

Site management income	39,184	-	33,030
Sublease income	143,590	-	-
Machinery rental	-	-	225,031
Sale of scrap material/ Mud	411,636	182,397	119,410
Government grants	18,462	-	-
Parking fines	(51,538)	(69,051)	(80,028)
Other income (expense)	26,797	3,051	(7,106)
Total other income, net	588,131	116,397	290,337

Additionally, the Company entered into a supply agreement to sell rock to a customer. As part of the arrangement, the Company will arrange for delivery of raw materials to the facility designated by the customer.

16. CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and 2024 and through the issuance date of these consolidated financial statements.

17. CAPITAL STOCK

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

On July 24, 2024, the Company closed (1) the IPO of 1,500,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share, and (2) the resale by one existing shareholder of the Company of 250,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share.

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares, par value US$0.00005 each to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. For the year ended March 31, 2025, the Company recognized US$6,144,000 as an expense. The remaining portion, US$3,072,000 has been recorded as prepayment and will be recognized as an expense in the next financial year.

Please refer to Note 4, Prepaid Expense, Deposit and Other Receivable, for more information.

18. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2025, up through the date that these consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require recognition and or disclosure in these consolidated financial statements.

