Form 20-F
period 2026-03-31
DirectBooking Technology Co., Ltd.
filed 2026-08-17
CIK 1966678

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 001-42181

DirectBooking Technology Co., Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Tan Yu Chief Executive Officer Room 2912, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong +852 3997 3682
(Address of principal executive offices)

Room 2912, 29/F., New Tech Plaza 34 Tai Yau Street San Po Kong Kowloon, Hong Kong +852 3997 3682
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0008 per share	ZDAI	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2026, there were 8,388,473 Class A Ordinary Shares, par value US$0.0008 per share, outstanding and 0 Class B Ordinary Shares, par value US$0.0008 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

“Articles” or “Articles of Association” are to the third amended and restated articles of association of our Company as adopted by a special resolution of our Company passed on and effective as of March 25, 2026, and as amended, supplemented and/or otherwise modified from time to time;

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

“Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.0008 per share;

“Class B Ordinary Shares” are to our Class B ordinary shares, par value US$0.0008 per share;

“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

“Company,” “we,” “us,” “our” or “ZDAI” are to DirectBooking Technology Co., Ltd. (formerly Primega Group Holdings Limited), an exempted company incorporated in the Cayman Islands with limited liability on April 14, 2022, that issued the Ordinary Shares being offered;

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

“former name” are to Primega Group Holdings Limited;

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

“Nasdaq” are to Nasdaq Stock Market LLC;

“Ordinary Shares” or “Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, collectively, unless the context otherwise requires;

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

The summary consolidated statements of operations and cash flow

	For the Year Ended March 31,
	2024	2025	2026
	US$	US$	US$
REVENUE	13,464,430	19,275,673	8,935,021
Direct cost of revenues	(10,695,826)	(17,596,008)	(10,856,424)
Gross profit (loss)	2,768,604	1,679,665	(1,921,403)
Operating expenses
General and administrative expenses	(1,336,394)	(8,845,949)	(11,808,274)
Income (loss) from operation	1,432,210	(7,166,284)	(13,729,677)
Interest expense	(210,713)	(224,412)	(183,361)
Other income, net	116,397	290,337	354,097
INCOME (LOSS) BEFORE INCOME TAXES	1,337,894	(7,100,359)	(13,558,941)
Income tax (expenses) recovery	(246,609)	119,291	267,774
NET INCOME (LOSS)	1,091,285	(6,981,068)	(13,291,167)

	For the Year Ended March 31,
	2024	2025	2026
	US$	US$	US$
Net cash provided by (used in) operating activities	2,394,212	(2,819,237)	(1,292,762)
Net cash provided by (used in) investing activities	21,276	747	(12,235,420)
Net cash (used in) provided by financing activities	(2,166,272)	2,785,008	13,216,423
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	249,216	(33,482)	(311,759)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	240,219	489,435	455,953
Effect of exchange rate changes on cash and cash equivalents	-	-	(14,010)
CASH AND CASH EQUIVALENTS AT END OF YEAR	489,435	455,953	130,184

The summary consolidated balance sheet as at March 31, 2025 and 2026

	As of March 31,
	2025	2026
	USD	USD

Assets
Current assets:
Cash and cash equivalents	455,953	130,184
Accounts receivable, net– third parties, net of credit loss allowance of USD873,327 and USD2,832,774	6,793,145	2,876,417
Accounts receivable, net – related parties, net of credit loss allowance of USDNil and USDNil	445,573	339,395
Retention receivable, net of credit loss allowance of USD384,647 as of March 31, 2026	-	-
Prepayment, deposits and other receivable	3,182,185	13,580,633
Total current assets	10,876,856	16,926,629

Property, plant and equipment, net	166,604	35,862
Right-of-use assets – Finance lease	4,137,919	2,412,073
Right-of-use assets – Operating lease	56,836	11,175
Retention receivable, net of credit loss allowance of USD29,077 as of March 31, 2025	464,070	-
Total non-current assets	4,825,429	2,459,110

TOTAL ASSETS	15,702,285	19,385,739

Liabilities
Current liabilities:
Bank loans - current	110,766	102,011
Finance lease liabilities – current	945,564	804,467
Finance lease liabilities – current – related parties	337,361	200,765
Operating lease liabilities – current	41,828	10,446
Accounts payable, accruals, and other current liabilities	1,602,094	1,348,126
Amount due to related parties	686,326	1,708,019
Income taxes payable	378,439	161,500
Total current liabilities	4,102,378	4,335,334

Non-current liabilities
Bank loans – non-current	839,848	749,993
Finance lease liabilities - non-current	1,262,612	451,800
Finance lease liabilities – non-current – related parties	478,011	299,074
Operating lease – non-current	10,446	-
Deferred tax liabilities	267,774	-
Total non-current liabilities	2,858,691	1,500,867

TOTAL LIABILITIES	6,961,069	5,836,201

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value of US$ 0.0008; 1,000,000,000 shares authorized; 1,650,000 shares issued and outstanding as of March 31 2025) *#	1,320	-
Class A ordinary shares (par value of US$0.0008 per share; 4,900,000,000 Class A ordinary shares authorized, 8,388,473 Class A ordinary shares issued and outstanding as of March 31, 2026) *#	-	6,711
Class B ordinary shares (par value of US$0.0008 per share; 100,000,000 Class B ordinary shares authorized, Nil Class B ordinary shares issued and outstanding as of March 31, 2026) *#	-	-
Additional paid in capital	11,433,575	29,400,926
Accumulated other comprehensive income	-	126,747
Accumulated deficits	(2,693,679)	(15,984,846)
Total shareholders’ equity	8,741,216	13,549,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,702,285	19,385,739

*	The shares and per share data are presented on a prospective basis to reflect the share reclassification on December 14, 2025.

#	The shares and per share data are presented on a retroactive basis to reflect the share consolidation (reverse share split) on February 17, 2026.

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

Not applicable.

D. Risk factors

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this annual report, before deciding to invest in our Class A Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in Jurisdictions We Operate

Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Class A Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong operating subsidiary Primega Construction may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, for comments from the public, the CAC issued the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote. On October 28, 2025, the Standing Committee of the National People’s Congress amended the Cybersecurity Law, effective on January 1, 2026, which strengthens enforcement measures and significantly increased penalties for violations of the law.

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

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

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

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Given that (1) our operating subsidiary is incorporated in Hong Kong or the BVI and are located in Hong Kong; (2) we have no VIE structure; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, have an impact on our business, operations, or this offering. Our belief is grounded on the following: (1) we do not believe that our operating subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (3) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (4) as of the date of this annual report, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, their respective abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our operating subsidiary, if our operating subsidiary is deemed an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

The audit report included in this annual report was issued by ZH CPA, LLC, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing ZH CPA, LLC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that the PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

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

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

We are subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The applicable provisions of the Sarbanes-Oxley Act require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business. Further, weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and, after we are no longer an “emerging growth company” as defined in the JOBS Act, the annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or a consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the trading price of our Class A Ordinary Shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain our listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting for so long as we are an emerging growth company. At such time as we cease to be an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and procedures and internal control over financial reporting could have a material and adverse effect on our business and operating results.

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

Our dual class share structure with different voting rights may adversely affect the value and liquidity of our Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of our Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of a multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case, the market price and liquidity of our Class A Ordinary Shares could be adversely affected.

Risks Related to Our Business and Industry

We have a concentrated customer base and any decrease in the number of projects with our major customers would adversely affect our operations and financial results.

For the years ended March 31, 2026 and 2025, a significant portion of our revenue was derived from a small number of customers. Our largest customers, which each contributed more than 10% of our revenue, accounted for approximately 80.73% and 84.57% of our total revenue for the years ended March 31, 2026 and 2025, respectively.

Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”), a related party, was one of our customers for the year ended March 31, 2026. Income from soil and rock transportation services rendered to Chi Yip amounted to approximately US$443,314 of our revenue, accounting for approximately 4.96% of our total revenues for the period. Primega Construction also provided site management services to Chi Yip, which contributed approximately US$Nil and US$33,030 for the years ended March 31, 2026 and 2025, respectively. Such income from site management services is recorded under other income.

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

We have significant accounts receivable due from major customers. As of March 31, 2026 and 2025, our largest customers, each having contributed more than 10% of our revenue, accounted for an aggregate of approximately 51.73% and 87.83% of our accounts receivables, respectively.

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

Primega Construction requires tipper trucks and drivers to carry out its soil and rock transportation services. As of the date of this annual report, Primega Construction has 31 tipper trucks available for our projects. Our directors estimate the average utilization rates for tipper trucks for the years ended March 31, 2026 and 2025 was approximately 95%. Excluding down time for repair and maintenance, the utilization rate is estimated to be close to 100%. The high utilization rate required Primega Construction to rent trucks from third parties and engage subcontractors to provide transportation from time to time, and re-schedule the delivery requests made by its project teams for the use of the trucks.

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

In line with the usual practice of the construction industry in Hong Kong, Primega Construction engages third-party subcontractors to perform a portion of the work instead of retaining a large pool of labor with different skill sets to maximize our cost efficiency and flexibility. As is customary in the industry, subcontractors are informally engaged, with services rendered invoiced and settled periodically. Primega Construction also relies on its subcontractors for supply of machinery required for carrying out its operations. Our total subcontracting charges accounted for a significant portion of our cost of sales for the years ended March 31, 2026 and 2025.

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

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not be sustained.

An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after this Offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected. In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following any volatility in the price of our Class A Ordinary Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and result in substantial losses to the investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

Our pre-IPO shareholders will be able to sell their shares subject to restrictions under Rule 144.

Our pre-IPO shareholders may be able to sell their Class A Ordinary Shares pursuant to Rule 144 under the Securities Act. Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period.

Our directors, officers, and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our board of directors may decline to register the transfer of Class A Ordinary Shares in certain circumstances.

Our board of directors may under certain circumstances decline to register a transfer including any Class A Ordinary Share which is not fully paid up or on which we have a lien. Further, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide information to show the right to make the transfer. If any such shareholder or proposed acquirer does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.

Our directors may also decline to register any transfer of any Class A Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of Share; (iv) the Shares concerned are fully paid up and free of any lien in favor of the Company; and (v) if applicable, the instrument of transfer is properly stamped; and (vi) a transfer to joint holders of which the numbers to whom the Share is to be transferred does not exceed four.

If our directors refuse to register a transfer, they shall, within one months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor was lodged and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, on fourteen (14) clear days’ notice being given by the advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

The trading market for our Class A Ordinary Shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Third Memorandum and Articles of Association, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a biannual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the cash proceeds and our market capitalization following our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

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

We will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

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

Under Rule 4350(c) of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

Our dual class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class share structure. As of March 31, 2026, our Ordinary Shares consist of 8,388,473 Class A Ordinary Shares and 0 Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to one hundred votes per share based on our dual class share structure. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into the equal number of Class A Ordinary Shares.

As a result of the dual class share structure and the concentration of ownership, if Class B Ordinary Shares are issued in the future, the holders of those shares have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. It may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.

Our Selling Shareholders could sell their interests in us to a third party in a private transaction, which may result in you not realizing any change-of-control premium on your shares and subject us to the influence of a currently unknown third party.

Our Selling Shareholders will have the ability, should they choose to do so, to sell some or all of the Class A Ordinary Shares registered pursuant to this registration statement in a privately negotiated transaction, which, if sufficient in size, could result in another party gaining significant influence over us.

The ability of our Selling Shareholders to sell their Class A Ordinary Shares privately, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that are publicly traded, could prevent you from realizing any change-of-control premium on your shares of our Class A Ordinary Shares that may accrue to our Selling Shareholders upon their private sales of our Class A Ordinary Shares.

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

As part of the series of reorganization transactions to be completed before the IPO, a 2-for-1 share split was conducted by the Company on February 28, 2024. After the share split, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 ordinary shares, par value US$0.00005 each (US$0.0008, after giving effect to the share consolidation), and the issued share capital of the Company then consisted of US$1,125 divided into 22,500,000 ordinary shares, par value of US$0.00005 each.

On September 12, 2025, we changed our name to DirectBooking Technology Co., Ltd. and adopted the dual foreign name “直订科技有限公司”.

Our ordinary shares commenced trading on the Nasdaq Capital Market on July 23, 2024. On May 16, 2025, our trading symbol was changed from “PGHL” to “ZDAI”.

On July 16, 2025, Tan Yu was appointed as our Chief Executive Officer and Liu Wei was appointed as our Chief Financial Officer. We also experienced changes in the composition of our board of directors and board committees, as more fully described in “Item 6. Directors, Senior Management and Employees.”

On August 19, 2025, the Company entered into a Memorandum of Understanding (the “MOU”), dated August 18, 2025. Pursuant to the MOU, on November 11, 2025, the Company entered into a securities purchase agreement (the “SPA”) for the purchase of 49% of the total issued shares of China Wangmao. The Company paid the total purchase price of approximately US$12.7 million in or about December 2025 in accordance with the terms of the SPA. However, due to commercial considerations and unforeseen events, the Company has not yet received any shares of China Wangmao.

On December 14, 2025, our shareholders approved, among other matters, changes to our authorized share capital, the adoption of an amended and restated memorandum and articles of association, and authorization for a reverse share split and share reclassification. On January 23, 2026, our board approved a 16-for-1 reverse share split, which became effective on February 17, 2026. Following the reverse share split, the par value of each of our Class A Ordinary Shares and Class B Ordinary Shares became US$0.0008 per share. All share and per share amounts in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the effects of the reverse stock splits, including rounding of fractional shares to whole shares where applicable.

On March 25, 2026, our shareholders approved certain additional resolutions relating to our capital structure, including an increase in authorized share capital, amendments to the voting rights of our Class B Ordinary Shares, and the adoption of our third amended and restated memorandum and articles of association (the “Third Memorandum and Articles of Association” or the “Memorandum and Articles of Association”). See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

On July 21, 2026, we entered into a strategic joint venture agreement with Beijing DeepYou Digital Technology Co., Ltd. (“DeepYou”). Under the agreement, DirectBooking will hold a 51% equity interest in the joint venture and DeepYou will hold 49%.

The two parties agreed to jointly establish a new technology company to build China’s first natively Agent-to-Agent, fully integrated travel-and-stay next-generation AI direct-booking platform for the hospitality sector. The platform will provide robotic staff solutions for hospitality enterprises on the enterprise side and robotic assistant services for users on the consumer side.

The project has set a three-year strategic target: for the AI travel and hospitality direct-booking platform to cover 30,000 to 50,000 hotels, and to provide each hotel with 3 to 10 AI “employees” to reduce operating costs while significantly improving efficiency and user experience. At the same time, through AI-driven innovation, the project aims to break the traditional OTA industry’s channel monopoly and information silos, reshape value distribution across the industry, and build a more open and inclusive industrial ecosystem.

Regarding the Prepayment for investment in China Wangmao Liquor Industry Group Co., Limited, on August 11, 2026, the Company and China Wangmao mutually agreed to terminate the SPA effective immediately. Pursuant to the termination terms, China Wangmao agreed to refund the full principal amount of US$12,700,000 and pay compensatory interest at an annual rate of 5.25% for the period during which it held the purchase price. On August 13, 2026, the Company fully recovered the principal amount of USD12.7 million together with all accrued interest in cash.

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

Initial Public Offering

On July 22, 2024, we entered into an underwriting agreement with Bancroft Capital, LLC, as underwriter named thereof, in connection with its IPO of 1,500,000 ordinary shares (93,750 ordinary shares after giving effect of reverse stock split on February 17, 2026) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277692) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on July 1, 2024.

Issuance under Stock Incentive Plan

On October 7, 2024, the Company issued, in aggregate, 2,400,000 ordinary shares (150,000 ordinary shares after giving effect of reverse stock split on February 17, 2026), par value US$0.00005 (US$0.0008, after giving effect to the share consolidation) each to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. For the year ended March 31, 2025, the Company recognized US$6,144,000 as an expense. The remaining portion, US$3,072,000 has been recorded as prepayment and was recognized as an expense in the 2026 financial year.

On November 10, 2025, the Company filed a registration statement on Form S-8 for the DirectBooking Technology Co., Ltd. 2025 Stock Incentive Plan. The 2025 Stock Incentive Plan covered up to 4,600,000 shares on a pre-share-consolidation basis, or 287,500 shares after giving effect to the 16-for-1 share consolidation, in each case subject to adjustment pursuant to the terms of the plan.

As of March 31, 2026, 8,388,473 Class A Ordinary Shares and Nil Class B Ordinary Shares were issued and outstanding.

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

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Our operating subsidiary has a fleet of 31 tipper trucks and machinery and a strong network of subcontractors

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

Long term relationships with customers

Our operating subsidiary has established stable business relationships with its customers and its major customers for the years ended March 31, 2026, 2025 and 2024. While Primega Construction, our operating subsidiary has only commenced its operations since 2018, the close-knit relationship with Chi Yip has provided access to a wide network of customers built over the decades. As a company with a long history, Chi Yip has been operating in the Hong Kong construction industry since the year 2000. Building on the network and relationships established by Mr. Man Chi Kwan, Mr. Man Siu Ming further cultivated these business relationships during his tenure at Chi Yip. Since the establishment of Primega Construction in 2018, it has begun the gradual process of taking on and succeeding Chi Yip’s clientele. As Mr. Man Chi Kwan retires and downscales Chi Yip’s operations, Primega Construction has grown, developing its own expertise in the field. Riding on the strength of these long-standing relationships in the construction industry, Primega Construction has provided its services to its major customers in the construction industry since its inception, during which time it has had recurring invitations to provide quotations for and completed multiple projects for its customers. We believe that Primega Construction’s operating history, together with the long-established relationships with its customers cultivated over the years would increase our overall recognition and visibility in the market and enable us to attract potential business opportunities.

Experienced and professional management team

Our management members of our operating subsidiary bring with them over 10 years of experience in the construction industry. Mr. Man Siu Ming, our former director and chairman of the board and existing director of our operating subsidiary, has been in the construction industry for approximately 11 years and ample experience in construction transportation and logistics and foundation related construction work projects. Mr. Man has vast experience in the industry in project management, including the handling of construction waste, as well as established relationships with a number of construction contractors. Mr. Kan Chi Wai, our former director and chief executive officer, has also been in the construction industry for over 10 years and has acted as quantity surveyor for construction projects of various scales in Hong Kong. Their qualifications and leadership have been key to formulating business strategies and competitive quotes that are essential to us in securing new business. Their technical know-how and industry knowledge acquired and accumulated over the years have also assisted us in carrying out efficient management of project work and in coping with uncertainties encountered during the projects’ operation. We believe that our experienced and professional management team is an invaluable asset and will continue to contribute to our business development and future prospects.

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

Primega Construction also acts as subcontractor for piling works. Piling involves any work in connection with forming a pile in the ground by a variety of means for the purposes of foundation construction. During the years ended March 31, 2026, 2025 and 2024, Primega Construction has undertaken projects for construction of bored piles. Bored piles are a type of reinforced concrete pile expected to be used to bear heavy loads, and a common type of foundation used in Hong Kong. Bored piling requires the use of different kinds of machinery, such as excavators, air compressors, crawler cranes, oscillators, etc., and Primega Construction possesses most of the standard machinery and equipment necessary for construction of bored piles.

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

For the year ended March 31, 2025, Primega Construction entered into several agreements with different customers to transport mud materials to the facility designated by the customers, which recorded in aggregate approximately HK$931,400 in revenue. There were no mud material disposal transactions during the year ended March 31, 2026.

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

PROJECTS

As of the date of this report, we have 3 projects on hand which are in various stages of progress. For the years ended March 31, 2026, 2025 and 2024, Primega Construction completed 4, 14 and 6 projects, respectively. These projects consist of both soil and rock transportation projects and other construction works projects.

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

Primega Construction’s largest customers, which contributed more than 10% our revenue each, accounted for approximately 80.73%, 84.57% and 88.88% of our revenue, respectively, for the years ended March 31, 2026, 2025 and 2024. Our related party, Chi Yip, was one of Primega Construction’s customers for the years ended March 31, 2026 and 2025, accounting for approximately 4.96% and 3.34% of our total revenues, respectively. However, Chi Yip contributed no income during the year ended March 31, 2024.

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

As of the date of this report, Primega Construction has a fleet of 31 tipper trucks, 2 crawler crane, 1 hydraulic drilling rig, 4 excavators, 2 generators, 1 vibratory hammer, 4 air compressors and 1 diesel tank wagons. Primega Construction also leases additional machinery and vehicles from third parties from time to time, primarily to support its soil and rock transportation operations.

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

As of the date of this report, our operating subsidiary had 31 tipper trucks which are vehicles approved by the Environmental Protection Department of Hong Kong for delivering inert construction waste to government waste reception facilities.

Certifications

As of the date of this report, we obtained the following certifications in recognition of Primega Construction’s quality control system:

Certification	Description	Awarding organization or authority	Holder	Expiry date
ISO 9001:2015	Certification of quality management system	Accredited Certification International Limited	Primega Construction	October 23, 2028
ISO 14001:2015	Certification of environmental management system	Accredited Certification International Limited	Primega Construction	October 23, 2028
ISO 45001:2018	Certification of occupational health and safety management system	Accredited Certification International Limited	Primega Construction	November 2, 2028

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

EMPLOYEES

Our operating subsidiary employed 26, 33 and 29 full-time employees as of March 31, 2026, 2025 and 2024, respectively. As of the date of this report, we have 29 employees. The following table sets forth the number of our employees by function as of the date of this annual report:

As of the date of this report
Directors	1
Project Engineering	1
Site Operation and Maintenance	25
Quantity Surveyor Department	1
Finance & Accounting Department	1
29

We believe that our operating subsidiary maintains a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended March 31, 2026, 2025 and 2024. As of the date of this report, we have a total of 29 full-time employees. There has not been any trade union set up for our employees.

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

ENVIRONMENTAL PROTECTION

Our operating subsidiary’s operations are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to waste disposal, air and water pollution control, and noise control during the years ended March 31, 2026, 2025 and 2024. Under such environmental regulations, Primega Construction is required to dispose of construction waste at specified facilities at costs based on the volume of inert construction waste. Primega Construction is further required to operate within specified hours and generally not allowed to operate powered mechanical equipment on public holidays. A wastewater treatment facility is in place for discharging construction site effluent. See “Regulations” for details on the material environmental protection requirements applicable to Primega Construction’s operations. In recognition of our environmental policies, our environmental management system for our operating subsidiary, Primega Construction, has been assessed and certified as meeting the requirements of ISO 14001:2015.

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

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this annual report:

Note: Ownership percentages based on 8,388,473 total outstanding Class A Ordinary Shares per the VStock Transfer Certified Shareholder List effective April 1, 2026. Only shareholders owning ≥3.00% are shown individually. “Public Shareholding” represents beneficial owners holding through The Depository Trust Company (CEDE & Co.).

Name	Background	Ownership
Celestial Power Group Limited	- A BVI company - Incorporated in February 2022 - Issued 100 shares of US$1.00 each – Intermediate holding company	100% owned by ZDAI

Primega Construction Engineering Co., Limited	- A Hong Kong company - Incorporated in July 2018 - Issued 10,000 ordinary shares of HK$1.00 each - Provision of soil and rock transportation services	100% owned by Celestial Power

DirectAI Technology Co., Limited	- A Hong Kong company - Incorporated in May 2025 - Artificial intelligence general application systems, AI application software development	100% owned by ZDAI

DirectBooking Technology PTE. Ltd.	- A Singapore company - Incorporated in May 2025 - Artificial Intelligence, Software Development, Technical Services	100% owned by ZDAI

Beijing Direct Booking Technology Co., Ltd.	- A PRC company - Incorporated in May 2025 - Artificial Intelligence Software Development	100% owned by DirectAI Technology Co., Limited

D.	Property Plant and Equipment

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

How We Assess Performance of Our Business

Revenues

Our revenues are principally generated from handling transportation of materials excavated from construction sites, and construction services.

Revenues from handling transportation of materials excavated from construction sites is recognized on completion of the related services. While revenues from provision of construction services are recognized based on the progress of completion of the contracts.

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

Gross profit

Gross profit represents revenues less costs for providing transportation services or costs of provision of construction services. Our cost of sales mainly comprised subcontracting charges, fuel costs, depreciation of machinery and direct labor costs. Although we determine our project prices based on a cost-plus method with reference to the time, costs and potential income estimated to be involved in a project, the actual time and costs involved in completing our construction related projects or transportation services may be adversely escalated in materials and labor, adverse weather conditions, the length of time we store or handle the excavated materials, and changes in rules, regulations, and policies in Hong Kong. Therefore, any failure to control and manage the cost and time involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Depreciation and Amortization

We carry plant and equipment on our balance sheet at cost, net of accumulated depreciation and amortization. Depreciation on plant and equipment are computed on a straight-line basis over the estimated useful life of the asset.

General and Administrative Expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, depreciation expense for idle machinery, which was recognized under general and administrative expenses due to a decrease in active projects, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

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

Exchange Rate

The exchange rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items throughout fiscal years 2025 to 2026.

For translation of Chinese Renminbi (“RMB”) into USD, the exchange rate used as of March 31, 2026, was 6.8980RMB per USD, was applied to translate the balance sheet of Beijing Direct Booking Technology Co., Ltd. (“Beijing Direct Booking”) as of that date. The exchange rate of 7.0713RMB per USD, representing the average rate for the period, was applied to translate the income statement and cash flow items of Beijing Direct Booking throughout fiscal year 2026. Fiscal year 2025 is not applicable as Beijing Direct Booking was incorporated on May 28, 2025.

Results of Operations

Year ended March 31, 2025, compared to year ended March 31, 2026

The following table sets forth a summary of the consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total revenues.

	For the year ended March 31,
	2025	2026	% of change
	USD	USD
Revenues
Revenue generated from third parties	18,631,925	8,491,707	(54.4)%
Revenues generated from related parties	643,748	443,314	(31.1)%
	19,275,673	8,935,021	(53.6)%
Cost of sales
Cost of sales charged by third parties	(16,708,063)	(9,574,016)	(42.7)%
Cost of sales charged by related parties	(887,945)	(1,282,408)	44.4%
Cost of sales	(17,596,008)	(10,856,424)	(38.3)%

Gross profit (loss)	1,679,665	(1,921,403)	(214.4)%

Operating expenses:
General and administrative expenses	(8,845,949)	(11,808,274)	33.5%

Loss from operations	(7,166,284)	(13,729,677)	91.6%

Other income, net	290,337	354,097	22.0%
Interest expense	(224,412)	(183,361)	-18.3%

Loss before tax expense	(7,100,359)	(13,558,941)	91.0%
Income tax recovery	119,291	267,774	124.5%
Net loss	(6,981,068)	(13,291,167)	90.4%

Revenues

Our revenues decreased by 54.4% to USD 8,935,021 (of which USD 443,314 was generated from related parties) for the year ended March 31, 2026, from USD19,275,673 (of which USD643,748 was generated from related parties) for the year ended March 31, 2025. The revenues decrease was principally a result of the significant decrease in our undertaking of both solid and rock transportation services and construction works.

The following table sets out revenues generated from different services during the two years ended March 31, 2026 and 2025, respectively:

	For the year ended March 31,
	2025		2026
	USD	%	USD	%
Revenues
Soil and rock transportation	10,668,170	55.3%	7,075,782	79.2%
Miscellaneous construction works	8,607,503	44.7%	1,859,239	20.8%
Total	19,275,673	100.0%	8,935,021	100.0%

For the year ended March 31, 2026, as compared to 2025, revenues from soil and rock transportation services decreased. This decline was principally attributable to a decrease in transaction volume resulting from fewer business engagements during fiscal 2026. The substantial decrease in construction work segment was mainly due to the completion of three construction projects during fiscal 2025, with no comparable new projects secured or commenced during fiscal 2026 to replace the revenue generated from those completed projects.

Cost of sales

Our total cost of sales decreased by 38.3% to USD10,856,424 for the year ended March 31, 2026, from USD17,596,008 for the year ended March 31, 2025. The decrease was mainly attributable to the decrease in subcontracting charges for new and existing projects during fiscal 2026 and in line with the decrease in revenue. Cost of sales charged by third parties decreased by 42.7% to USD9,574,016 for the year ended March 31, 2026, from USD16,708,063 for fiscal 2025. Cost of sales charged by related parties increased by 44.42% to USD1,282,408 for the year ended March 31, 2026, from USD887,945 for fiscal 2025, which was mainly due to subcontracting services provided by the related party for a relatively large-scale project undertaken during fiscal 2026. Our cost of sales mainly comprised subcontracting charges, cost of construction materials, fuel costs, depreciation of machinery and direct labor costs. Although total revenue decreased by 54.0%, total cost of sales only decreased by 38.3% due to certain fixed costs included in cost of sales, such as direct labor costs, depreciation of machinery, and repairs and maintenance, which did not decrease proportionally with the decrease in revenue, as well as an increase in fuel costs driven by a rise in fuel oil unit prices during fiscal 2026.

Gross profit and gross profit margin

For the year ended March 31, 2025, the Company recorded gross profit of $1,679,665. For the year ended March 31, 2026, the Company recorded a gross loss of $1,921,403. Our gross margin shifted from a gross profit margin of 8.7% for the year ended March 31, 2025 to a gross loss margin 21.5% for the year ended March 31, 2026.

The shift to a gross loss margin was primarily due to the substantial decrease in revenue from both revenue streams while direct costs could not be reduced proportionally. The gross profit margin for the construction works segment decreased from a gross profit margin of 10.6% in fiscal 2025 to a gross loss margin of 34.7% in fiscal 2026, largely attributable to the completion of three major construction projects during fiscal 2025 without comparable new projects secured or commenced during fiscal 2026, resulting in revenue dropping faster than project fixed overhead costs.

Additionally, the soil and rock transportation segment experienced a significant drop in gross profit margin, from a gross profit of 7.2% in fiscal 2025 to a gross loss margin of 18.0% in fiscal 2026. This decline was mainly caused by fewer business engagements and lower transaction volume, resulting the fixed direct labor costs, fixed asset depreciation, and subcontracting costs that could not be fully passed on to customer or reduced in line with the top-line decline. The following table summarizes the gross profit and gross profit margin of different segments for the periods indicated:

	For the year ended March 31,
	2025		2026
	Gross profit	Gross margin	Gross profit	Gross margin
	USD	%	USD	%
Soil and rock transportation	771,060	7.2%	(1,275,620)	(18.0)%
Miscellaneous construction works	908,605	10.6%	(645,783)	(34.7)%
Overall	1,679,665	8.7%	(1,921,403)	(21.5)%

General and administrative expenses

For the years ended March 31, 2025 and 2026, our general and administrative expenses consisted mainly of staff costs, transportation costs, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles for administrative purpose, depreciation expense for idle machinery, which was recognized under general and administrative expenses due to a decrease in active projects, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended March 31, 2025 and 2026:

	For the year ended March 31,
	2025	2026	% of change
	USD	USD
Depreciation	115,744	239,261	106.7%
Insurance	75,471	51,552	(31.7)%
Legal and professional fees	6,778,458	7,936,318	17.1%
Office expenses	35,928	84,082	134.0%
Others	106,878	121,338	13.5%
Provision of credit loss	696,639	2,315,017	232.3%
Staff cost	692,455	611,790	(11.6)%
Transportation	344,376	448,916	30.4%
Total	8,845,949	11,808,274	33.5%

Our general and administrative expenses increased by 33.5% to USD 11,808,274 for the year ended March 31, 2026, from USD 8,845,949 for the year ended March 31, 2025. This increase was principally attributable to increases in provision for credit loss, legal and professional fees, and depreciation. The increase in legal and professional fees for fiscal 2026 was primarily due to additional legal and advisory services undertaken in connection with the Stock incentive plans and Private Placement equity financing transactions conducted during fiscal 2026. In fiscal 2026, certain depreciation costs were reclassified from cost of sales to general and administrative expenses, as the Company could not fully utilize the fixed assets due to fewer business engagements and lower transaction volume.

Interest expense

Our interest expense is mainly related to our interest expenses incurred by finance leases of motor vehicles and machinery, and bank borrowings. Our interest expense decreased by 18.3% to USD183,361 for the year ended March 31, 2026, from USD224,412 for the year ended March 31, 2025. The decrease was primarily due to the termination of certain fixed assets held under right-of-use finance leases, which reduced the corresponding finance lease obligations and related interest expense.

Other income

Other income comprised mainly income from machinery / motor vehicle rental, site management income, sale of scrap materials and mud, miscellaneous income, gains or losses on termination of machinery and motor vehicles under finance lease arrangements, and parking fines. The following table sets for the breakdown of our other income for the years ended March 31, 2025 and 2026:

	For the year ended March 31,
	2025	2026	% of change
	USD	USD
Site management income	33,030	-	(100.0)%
Machinery/ Motor vehicle rental	225,031	129,678	(42.4)%
Sale of scrap material/ Mud	119,410	-	(100.0)%
Parking fines	(80,028)	(79,069)	(1.2)%
(Loss) gain on termination of motor vehicle/ machinery under finance lease arrangements	(11,026)	327,403	3069.4%
Other income (expense)	3,920	(23,915)	(710.1)%
Total other income, net	290,337	354,097	22.0%

Income tax recovery

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our subsidiary, Primega Construction, is subject to Hong Kong profits tax. Due to the operating loss of Primega Construction for the year ended March 31, 2026, the allowable tax loss can be carried forward indefinitely to offset future taxable profit, against which a full valuation allowance was provided as it is not probable that future taxable profits will be available against which the unused tax losses can be utilized. We recognized income tax recovery of USD267,774 for the year ended March 31, 2026, compared to an income tax recovery of USD119,291 for the year ended March 31, 2025. The income tax recovery in fiscal 2026 was primarily due to deferred tax movements resulting from the reversal of deferred tax liabilities brought forward from fiscal 2025 related to property, plant and equipment and right-of-use assets under finance leases.

The Company’s subsidiary incorporated in the PRC is governed by the income tax laws of the PRC, and the income tax provisions in respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to a range from 12.5% to 20% of regular income tax. The Company’s PRC subsidiary is a SME.

Net loss

For the year ended March 31, 2026, we recorded a net loss of USD 13,291,167, as compared to a net loss of USD 6,981,068 for the year ended March 31, 2025. This expansion in net loss was primarily driven by our shift from a gross profit position to a gross loss of USD 1,921,403 due to reduced revenue generation, coupled with a 33.5% increase in general and administrative expenses—principally resulting from depreciation expense for idle machinery, which was recognized under general and administrative expenses due to a decrease in active projects, recognition of higher provisions for credit losses and elevated legal and professional fees associated with our equity financing and stock incentive activities.

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

Other income

Other income comprised mainly income from machinery rental, site management income, sale of scrap materials and mud, and miscellaneous income, gains or losses from termination of machinery under finance lease arrangements, less parking fines. The following table sets for the breakdown of our other income for the years ended March 31, 2024 and 2025:

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

B. Liquidity and Capital Resources

Years ended March 31, 2026 and 2025

Our use of cash was primarily related to operating activities and purchase of property, plant and equipment and entering into finance leases. We have historically financed our operations primarily through our cash flow generated from our business operations in previous years, bank borrowings and capital raised through equity financing activities.

We incurred a net loss of $13,291,167 and $6,981,068 for the years ended March 31, 2026 and 2025, respectively, and our accumulated deficits were $15,984,846 and $2,693,679 as of March 31, 2026 and 2025, respectively. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that this report is issued.

In order to strengthen our liquidity in the foreseeable future, we have taken the following measures：

●	Actively expanding our business to secure more projects and generate increased revenue and profit.

●	Financial support from our shareholders; and

●	Other equity financing activities to fund our operations.

We can make no assurances that required financing will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events do not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfalls, there would likely be a material adverse effect on us and would materially adversely affect our ability to continue as a going concern.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2025	2026
	USD	USD
Cash and cash equivalents at the beginning of the year	489,435	455,953
Net cash used in operating activities	(2,819,237)	(1,292,762)
Net cash provided by (used in) investing activities	747	(12,235,420)
Net cash provided by financing activities	2,785,008	13,216,423
Effect of exchange rate changes on cash and cash equivalents	-	(14,010)
Cash and cash equivalents at the end of the year	455,953	130,184

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for purchase of diesel oils, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, fees for consulting services, loss on termination of right-of-use assets – finance lease, allowance for credit loss, and changes in working capital items including accounts receivable, prepaid expense, deposits and other receivable, due to related parties, accounts payable, retention receivable, accruals and other current liabilities, contract liabilities, income taxes payable and lease liabilities – operating leases.

Net cash used in operating activities for the year ended March 31, 2026 was USD1,292,762, as compared to net cash used in operating activities of USD2,819,237 during the fiscal year 2025. The decrease in net cash outflows used in operating activities due to the decrease in total accounts receivable – third parties by USD1,957,281 and the decrease in accounts payable, accruals and other current liabilities by USD253,968. During the year ended March 31, 2026, we had non-cash adjustments: net loss of USD13,291,167, non-cash operating lease expense of USD30,099, depreciation of right-of-use assets - finance lease of USD1,531,337, depreciation of property, plant and equipment of USD130,485, consulting services settled by issuance of ordinary shares of USD6,953,860, deferred tax recovery of USD267,774, allowance for credit loss of USD2,315,017. During the year ended March 31, 2026, we also had the following changes of working capital items: (i) decrease in accounts receivable – third parties of USD1,957,281; (ii) increase in accounts receivable - related parties of USD50,070; (iii) decrease in retention receivable of USD108,500; (iv) decrease in prepayment, deposits and other receivable of USD572,102; (v) decrease in accounts payable, accruals and other current liabilities of USD253,968; (vi) decrease in income taxes payable of USD216,939; (vii) decrease in lease liabilities - operating lease of USD26,266, and (viii) increase in due to related parties of USD 686,348.

Investing activities

For the year ended March 31, 2026, cash used in investing activities was USD12,235,420 and for the year ended March 31, 2025, cash provided by investing activities was USD 747. During the year ended March 31, 2026, the proceeds from termination of ROU – finance lease were USD522,169, compared to USD747 for the year ended March 31, 2025. The net increase in cash used in investing activities was mainly due to the prepayments of potential investment in Wangmao. The Company paid the total purchase price of approximately US$12.7 million in or about December 2025 in accordance with the terms of the SPA. However, due to commercial considerations and unforeseen events, the Company has not received any shares of China Wangmao over six months after paying the investment cost. Subsequent to the financial year ended, the Company and China Wangmao mutually agreed to terminate the SPA effective on August 11, 2026 and China Wangmao agreed to refund the full principal amount of US$12.7 million and pay compensatory interest at an annual rate of 5.25% for the period during which it held the purchase price. On August 13, 2026, the Company fully recovered the principal amount of USD12.7 million together with all accrued interest in cash.

Financing activities

For the year ended March 31, 2026, net cash provided by financing activities was USD13,216,423. We obtained cash from financing from net proceeds from a related party of USD491,593 and repayment of bank loans of USD98,610, principal payment of finance lease liabilities of USD951,909 and principal payment of finance lease liabilities - related parties of USD315,533, net proceeds from issuance of ordinary shares to 16 investors related to PIPE transaction in 2025-11 of USD13,950,000 and proceeds from issuance of shares to 4 individuals related to SPA in 2026-02 of USD140,882.

For the year ended March 31, 2025, net cash provided by financing activities was USD2,785,008. We obtained cash from financing from proceeds from issuance of common stocks, net of issuance costs of USD5,277,100, proceeds from a related party of USD333,172. Net cash used in financing activities included payment of offering costs of USD1,438,964, repayment of bank loans of USD93,505, principal payment of finance lease liabilities of USD990,816 and principal payment of finance lease liabilities - related parties of USD301,979.

Years ended March 31, 2025 and 2024

Our use of cash was primarily related to operating activities and purchase of property, plant and equipment and entering into finance leases. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

Following the completion of the IPO, all net proceeds of approximately USD5.3 million—including the exercise of over-allotment options—were transferred from the parent company to Primega Construction.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from the end of fiscal year 2025, which is also based on our management’s experience and the financial data available.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2024	2025
	USD	USD
Cash and cash equivalents at the beginning of the year	240,219	489,435
Net cash provided by (used in) operating activities	2,394,212	(2,819,237)
Net cash provided by investing activities	21,276	747
Net cash (used in) provided by financing activities	(2,166,272)	2,785,008
Cash and cash equivalents at the end of the year	489,435	455,953

Operating activities

Our cash inflow from operating activities was principally receipt of payments from customers. Our cash outflows from operating activities were principally due to payments for purchase of diesel oils, subcontracting fees, staff costs, and administrative and other operating expenses. Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, deferred tax expenses, fees for consulting services, loss on termination of right-of-use assets – finance lease, allowance for credit loss, and changes in working capital items including accounts receivable, prepaid expense, deposits and other receivable, accounts payable, retention receivable, accruals and other current liabilities, contract liabilities, income taxes payable and lease liabilities – operating leases.

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

Investing activities

For the years ended March 31, 2025 and 2024, cash provided by investing activities was 747 and 21,276. Both of them are the proceeds from termination of ROU - finance lease, respectively, both of which represented proceeds from the termination of ROU – finance lease.

Financing activities

For the year ended March 31, 2025, net cash provided by financing activities was USD2,785,008. We obtained cash from financing from proceeds from issuance of common stocks, net of issuance costs of USD5,277,100, net proceeds from a related party of USD333,172. Net cash used in financing activities included payment of offering costs of USD1,438,964, repayment of bank loans of USD93,505, principal payment of finance lease liabilities of USD990,816 and principal payment of finance lease liabilities - related parties of USD301,979.

For the year ended March 31, 2024, net cash used in financing activities was USD2,166,272. The cash used in financing activities was the repayment to a related party of USD623,776, proceeds from a related company of USD431,867, repayment of bank loans of USD34,822, principal payment of finance lease liabilities of USD1,074,899, and principal payment of finance lease liabilities - related parties of USD479,055 and payment of offering costs of USD385,587.

C. Research and Development, Patents and Licences, etc.

For the three years ended March 31, 2026, we did not incur material costs in research and development. We did not possess any patents.

Our operating subsidiary had one diesel tank wagon duly licensed by the Hong Kong Fire Services Department to convey category 5 dangerous goods. Also, Primega Construction has established a quality management system that is certified to be in compliance with the requirements of ISO 9001:2015.

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of March 31, 2026, and their maturity profile:

	Payment due by period
	Less than 1 year	1 to 3 years	More than 3 years	Total
	USD	USD	USD	USD
Contractual Obligations:
Operating leases	10,578	-	-	10,578
Financial leases	1,090,971	792,539	-	1,883,510
Bank borrowings	102,011	212,616	537,377	852,004
Total contractual obligations	1,203,560	1,005,155	537,377	2,746,092

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive officers	Age	Position
Mr. Tan Yu	39	Chief Executive Officer, Chairman of the Board and Executive Director
Ms. Liu Wei	25	Chief Financial Officer
Mr. Fang Chenxi	51	Independent director
Mr. Zhao Yong	52	Independent director
Mr. Zhu Xincheng	49	Independent director

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

Mr. Zhao Yong has served as our independent director since December 19, 2024, and is the Chairman of the Nominating and Corporate Governance Committees and a member of each of the Compensation Committee and and the Audit Committee. He is a Chinese national and served as the director of Jiuzhou Kanglian Technology Development (Beijing) Co., Ltd., a company based in the People’s Republic of China which is primarily engaged in the manufacturing and sale of medical equipment, since January 2008 where he is tasked with, amongst others, the general management of the operations of the company.

Mr. Zhu Xincheng has served as our independent director since November 21, 2025. Mr. Zhu is a Chinese national and holds an MBA degree from Hong Kong Asia Business School. Since 2022, he has served as Chief Advisor for Capital China, where he has assisted mainland SMEs in capital path planning and access to international capital markets.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.	Compensation

For the year ended March 31, 2026, we paid an aggregate of approximately HK$39,000 (US$5,000), in cash to our directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors, comprising one executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, directors may vote with respect to any contract, proposed contract, or arrangement in which they are interested; in voting in respect to any such matter, such director should take into account their directors’ duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

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

Audit Committee

Our audit committee consists of Mr. Fang Chenxi, Zhu Xincheng, and Mr. Zhao Yong, and it is chaired by Mr. Fang Chenxi. We have determined that each of these three directors satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3(b)(1) under the Exchange Act. The Board has determined that none of the members of the Audit Committee qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. The Board believes the current members are collectively capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. The Board may appoint a director who would qualify as an “audit committee financial expert” if it deems necessary. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Fang Chenxi, Mr. Zhu Xincheng, and Mr. Zhao Yong, and it is chaired by Mr. Zhu Xincheng. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Fang Chenxi, Mr. Zhu Xincheng and Mr. Zhao Yong, and it is chaired by Mr. Zhao Yong. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

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

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Class A Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

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

Directors and executive officers(1)	Number of Class A Ordinary Shares	Approximate percentage of outstanding Class A Ordinary Shares

Directors and executive officers
Mr. Tan Yu (1)	—	—
Ms. Liu Wei (1)	—	—
Mr. Fang Chenxi (2)	—	—
Mr. Zhu Xincheng (2)	—	—
Mr. Zhao Yong (2)	—	—
All directors and executive officers (5 individuals)	—	—
5% or greater shareholders
OCEANSTAR ECOMMERCE CO., LTD.	791,667	9.44%
PING AN BIOMEDICAL CO., LID.	716,667	8.54%

As of the date of this report, none of our outstanding Class A Ordinary Shares are held by record holders in the United States.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

(2)

Mr. Fang Chenxi has been appointed as our independent director effective on April 9, 2025, Mr. Zhao Yong has been appointed as our independent director effective on December 19, 2024, and Mr. Zhu Xincheng has been appointed as our independent director effective on November 21, 2025.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the years ended March 31, 2026, 2025, 2024 and up to the date of this report:

List of Related Parties

Name	Relationship
Mr. Man Siu Ming (“Mr. Man”)	General Manager
Chi Yip Eng. & (Trans.) Company Ltd (“Chi Yip”)	A company owned by Mr. Man Siu Ming’s parents

Balances with related parties:

	As of March 31,
	2025	2026
	USD	USD
Accounts receivable from related party:
Chi Yip	445,573	339,395
Amounts due to related parties:
Mr. Man	530,078	1,708,019
Finance lease liabilities due to related parties:
Chi Yip	815,372	499,839

All balances due from Chi Yip were accounts receivables due from Chi Yip relating to our provision of soil and rock transportation services and site management services. The amounts due to Chi Yip related to subcontracting charges from Chi Yip. The largest amount outstanding from Chi Yip during the fiscal years ended March 31, 2025 and 2026 was approximately US$835,548 and US$655,761, respectively. The largest amount outstanding to Chi Yip during the fiscal years ended March 31, 2025 and 2026 was approximately US$389,975 and 815,372, respectively. The largest amount outstanding to Mr. Man during the fiscal years ended March 31, 2025 and 2026 was approximately US$586,505 and US$416,245, respectively. The amounts due to our director, Mr. Man, during the relevant periods were advances from Mr. Man which are unsecured and interest-free with no specific repayment terms. The finance lease liabilities due to related parties, Chi Yip related to payments owed under finance leases for motor vehicles and machinery assigned to Primega Construction.

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

During the year ended March 31, 2022, Mr. Man Chi Kwan sought to downsize his business as part of his succession planning as he entered retirement, where Chi Yip began subcontracting its projects, particularly, soil and rock transportation projects to Primega Construction. From March 2021 to the date of this report, Chi Yip assigned to Primega Construction its rights to 14 tipper trucks and a diesel tank wagon under hire purchase agreements with banks in Hong Kong. Primega Construction has taken possession of the 9 tipper trucks and diesel tank wagon of Chi Yip for its own operations and reimburses the finance costs payable under the hire purchase arrangements to Chi Yip.

For the years ended March 31, 2024, 2025 and 2026, we paid finance fees to Chi Yip for the tipper trucks and diesel tank wagon assigned to Primega Construction under hire purchase financing arrangements in the amounts of approximately US$29,307, US$56,135 and US$41,285 respectively.

For the years ended March 31, 2024, 2025 and 2026, we recorded income of approximately Nil, US$643,748 and US$443,314 respectively, for soil and rock transportation services provided to Chi Yip.

For the years ended March 31, 2024, 2025 and 2026, we recorded income of approximately Nil, 33,030 and Nil for site management services provided to Chi Yip.

For the years ended March 31, 2024, 2025 and 2026, we paid total service fees charged by Chi Yip in the amounts of approximately US$1,023,137, US$887,945 and US$1,282,408 respectively, for providing rental tipper trucks and for labor to support our operations.

Guarantees

Our related parties, from time to time provides guarantees for our benefit. Mr. Man Siu Ming provided guarantees relating to our loan obligations under 6 hire-purchase agreements entered into with Dah Sing Bank Limited as of March 31, 2026. Mr. Man Siu Ming also provided personal guarantees to secure two bank loans of Primega Construction in the principal amount of HK$4,574,286 and HK$4,574,286 with the Standard Chartered Bank (Hong Kong) Limited during the year ended March 31, 2025 and 2026. As of March 31, 2025 and 2026, the bank loans amounted to US$950,614 and US$852,004.

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

During the years ended March 31, 2024, 2025 and 2026, ZDAI did not declare or pay any dividends and there was no transfer of assets among ZDAI and its subsidiaries.

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

Subject to the Companies Act and our Articles of Association, our Company in general meeting may by Ordinary Resolution declare dividends to be paid to the members in accordance with the respective rights of members but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles of Association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

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

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “ZDAI.” On February 17, 2026, we effected a 16-for-1 reverse share split, and our Class A Ordinary Shares began trading on a split-adjusted basis on or about February 19, 2026.

B.	Plan of Distribution

Not applicable

C.	Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since July 23, 2024 under the symbol “ZDAI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Our authorized share capital is US$4,000,000, divided into 4,900,000,000 Class A Ordinary Shares, par value US$0.0008 per share, and 100,000,000 Class B Ordinary Shares, par value US$0.0008 per share. As of March 31, 2026, there were 8,388,473 Class A Ordinary Shares and 0 Class B Ordinary Shares issued and outstanding.

B.	Memorandum and Articles of Association

We are an exempted company incorporated with limited liability in the Cayman Islands and our affairs will be governed by our Third Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

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

Dividends

Subject to the Companies Act and our Articles of Association, our Company may by ordinary resolution in general meeting declare dividends in accordance with the respective rights of the Members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during the time or part of time in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

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

All dividends, bonuses or other distributions unclaimed within six weeks after it was declared, the Directors may pay it into a separate account in the Company’ s name. If it is paid into a separate account, our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our board of directors and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote for Member’s consent, except as otherwise required by law or our Third Memorandum and Articles of Association. Each Class A Ordinary Share is entitled to one 1 vote on all matters subject to the vote at the general meetings of the Company. Each Class B Ordinary Share is entitled to one hundred 100 votes on all matters subject to the vote at the general meetings of the Company and fractional Class A and B Ordinary Shares carry proportionate fractional voting rights respectively. Members are not required to vote on his shares, nor must they vote each of his shares in the same way. Except as otherwise required under Cayman Islands law or our Third Memorandum and Articles of Association, an ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a general meeting, and a special resolution requires the affirmative vote of not less than two-thirds of the votes cast at a general meeting.

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

If a member fails to pay any call or instalment of a call on the day appointed for payment, our board of directors may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 clear days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 clear days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

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

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our board of directors or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our board of directors for the transaction of any business specified in such requisition. Should the directors failed to call a general meeting with 21 clear days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our board of directors shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 5 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and and particulars of the resolution(s) to be considered at that meeting and the general nature of that business; whether the meeting will be held virtually, at a physical place or both; If the meeting is to be held in any part at a physical place, the address of such place; if the meeting is to be held in two or more places, or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 90% of the total voting rights at the meetings of all our shareholders.

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

The quorum for a general meeting shall be one or more Members holding Shares that represent not less than one third of the outstanding Shares carrying the right to vote at such general meeting if the Company has more than one member.

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

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at 8.25% on its assessable profits up to HK$2,000,000 and 16.5% on its assessable profits over HK$2,000,000 on its assessable profits generated from operations arising in or derived from Hong Kong for the years of assessment of 2021/2022 and 2020/2021. As from year of assessment of 2018/2019 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits as Hong Kong’s FSIE regime which takes effect from 1 January 2023 does not apply to those years. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our Class A Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Class A Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Class A Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

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

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Class A Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Class A Ordinary Shares would be classified as a capital gain or loss.

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

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A Ordinary Shares.

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

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Class A Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Class A Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

Assets that potentially subject us to a significant concentration of credit risk primarily consist of cash, accounts receivable, retention receivable and other current assets. We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,564) if the bank with which an individual/company holds its eligible deposit fails. As of March 31, 2026, cash balance of US$130,184 was maintained at financial institutions in Hong Kong and approximately HK$800,000 were insured by the Hong Kong Deposit Protection Board. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

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

During the year ended March 31, 2026, we had maintained floating rate facility letter withs a bank in Hong Kong which were entered into in September 2022 and December 2022. The facilities carry an annual interest rate of prime rate – 2.5%. The change in interest rates would not have a material bearing to the interest expenses incurred in the said financial period as holding other things constant.

The following table presents the potential effects on net interest income or expenses of a hypothetical change of +/- 100 bps in year-end interest rates, applied to the Company’s bank borrowings and cash and cash equivalents.

For the year ended March 31, 2025			For the year ended March 31, 2026
Notional principal amounts of the floating loan (US$)	Impact on net interest (expenses)/ income +100 bps (US$)	Impact on net interest (expenses)/ income -100 bps (US$)	Notional principal amounts of the floating loan (US$)	Impact on net interest (expenses)/ income +100 bps (US$)	Impact on net interest (expenses)/ income -100 bps (US$)
1,078,941	(5,907)	5,907	1,078,941	(5,737)	5,737

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-277692) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,500,000 ordinary shares (93,750 ordinary shares after giving effect of reverse stock split on February 17, 2026), at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed on July 24, 2024. Bancroft Capital, LLC was the underwriter of our initial public offering.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of March 31, 2026, our disclosure controls and procedures were effective. We believe that the consolidated financial statements included in this report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Class A Ordinary Shares — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.”

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

	2025	2026
	USD	USD
Audit Fee (1)	160,000	155,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

As a Cayman Islands incorporated company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Class A Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

The Company has adopted the insider trading policy and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the registrant upon its IPO.

Item 16K. CYBERSECURITY

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

Our board of directors is aware of the importance of adopting a group-wide cybersecurity program. Our board of directors actively oversees our cybersecurity risks by actively reviewing reports on cybersecurity risks, legislation, and incidents. To date, we have never experienced material cybersecurity threats, disruptions, data losses, or major impacts.

We have engaged a third-party advisor in assisting us in assessing and managing cybersecurity risks. They are responsible for providing assistance in managing daily cybersecurity tasks, updating cybersecurity policies, implementing remedial measures, and providing assessment reports. Our management receives regular briefings from the advisor on cybersecurity incidents and cybersecurity reports. Nevertheless, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of DirectBooking Technology Co., Ltd. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1

Third Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-42181), furnished with the SEC on March 16, 2026)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act
10.1	Employment Agreement between the registrant and Tan Yu, the registrant’s Chief Executive Officer, dated July 16, 2025 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-287735), as amended, initially filed with the SEC on June 3, 2025)
10.2	Employment Agreement between the registrant and Liu Wei, the registrant’s Chief Financial Officer, dated July 16, 2025 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-287735), as amended, initially filed with the SEC on June 3, 2025)
10.3	Director Offer Letter between the registrant and Fang Chenxi, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.4*	Independent Director Agreement between the registrant and Zhu Xincheng, dated November 21, 2025
10.5	Director Offer Letter between the registrant and Zhao Yong, dated December 19, 2024 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.6	Indemnification Agreement between the registrant and Tan Yu, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.7	Indemnification Agreement between the registrant and Liu Wei, dated July 16, 2025 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-287735), as amended, initially filed with the SEC on June 3, 2025)
10.8	Indemnification Agreement between the registrant and Fang Chenxi, dated April 9, 2025 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.9*	Indemnification Agreement between the registrant and Zhu Xincheng, dated November 21, 2025
10.10	Indemnification Agreement between the registrant and Zhao Yong, dated December 19, 2024 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1/A (File No. 333-287735), as amended, initially filed with the SEC on June 13, 2025)
10.11	Bank facilities between Standard Chartered Bank (Hong Kong) Limited and Primega Construction (incorporated herein by reference to exhibit 10.4 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
10.12	Bank facilities between Standard Chartered Bank (Hong Kong) Limited and Primega Construction (incorporated herein by reference to exhibit 10.5 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
10.13	English translation of Office Lease Contract, by and between Lin Qianyu and Primega Construction, dated as of May 30, 2022 (incorporated herein by reference to exhibit 10.6 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1*	List of Subsidiaries
99.1	Code of Business Conduct and Ethics (incorporated herein by reference to exhibit 99.1 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.2	Audit Committee Charter (incorporated herein by reference to exhibit 99.2 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.3	Nominating Committee Charter (incorporated herein by reference to exhibit 99.3 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
99.4	Compensation Committee Charter (incorporated herein by reference to exhibit 99.4 to the registration statement on Form F-1 (File No.333-277692), as amended, initially filed with the U.S. Securities and Exchange Commission on March 6, 2024
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended March 31, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DirectBooking Technology Co., Ltd.

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer and Chairman of the Board

Date: August 17, 2026

DIRECTBOOKING TECHNOLOGY CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of

Directors of DirectBooking Technology Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of DirectBooking Technology Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three -year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s recurring net losses, negative cash flows from operations, and accumulated deficit raised substantial doubt about its ability to continue as a going concern. The management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

August 17, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.710 Email: admin@zhcpa.us

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026
	USD	USD

Assets
Current assets:
Cash and cash equivalents	455,953	130,184
Accounts receivable, net– third parties, net of credit loss allowance of USD873,327 and USD2,832,774	6,793,145	2,876,417
Accounts receivable, net – related parties, net of credit loss allowance of USDNil and USDNil	445,573	339,395
Prepayment, deposits and other receivables	3,182,185	13,580,633
Retention receivable, net of credit loss allowance of USD384,647 as of March 31, 2026	-	-
Total current assets	10,876,856	16,926,629

Property, plant and equipment, net	166,604	35,862
Right-of-use assets – Finance lease	4,137,919	2,412,073
Right-of-use assets – Operating lease	56,836	11,175
Retention receivable, net of credit loss allowance of USD29,077 as of March 31, 2025	464,070	-
Total non-current assets	4,825,429	2,459,110

TOTAL ASSETS	15,702,285	19,385,739

Liabilities
Current liabilities:
Bank loans - current	110,766	102,011
Finance lease liabilities – current	945,564	804,467
Finance lease liabilities – current – related parties	337,361	200,765
Operating lease liabilities – current	41,828	10,446
Accounts payable, accruals, and other current liabilities	1,602,094	1,348,126
Amount due to related parties	686,326	1,708,019
Income taxes payable	378,439	161,500
Total current liabilities	4,102,378	4,335,334

Non-current liabilities
Bank loans – non-current	839,848	749,993
Finance lease liabilities - non-current	1,262,612	451,800
Finance lease liabilities – non-current – related parties	478,011	299,074
Operating lease – non-current	10,446	-
Deferred tax liabilities	267,774	-
Total non-current liabilities	2,858,691	1,500,867

TOTAL LIABILITIES	6,961,069	5,836,201

Commitments and contingencies

Shareholders’ equity
Ordinary shares (par value of US$ 0.0008; 1,000,000,000 shares authorized; 1,650,000 shares issued and outstanding as of March 31 2025) *#	1,320	-
Class A ordinary shares (par value of US$0.0008 per share; 4,900,000,000 Class A ordinary shares authorized, 8,388,473 Class A ordinary shares issued and outstanding as of March 31, 2026) *#	-	6,711
Class B ordinary shares (par value of US$0.0008 per share; 100,000,000 Class B ordinary shares authorized, Nil Class B ordinary shares issued and outstanding as of March 31, 2026) *#	-	-
Additional paid in capital	11,433,575	29,400,926
Accumulated other comprehensive income	-	126,747
Accumulated deficits	(2,693,679)	(15,984,846))
Total shareholders’ equity	8,741,216	13,549,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,702,285	19,385,739

*	The shares and per share data are presented on a prospective basis to reflect the share reclassification on December 14, 2025 (Note 16).

#	The shares and per share data are presented on a retroactive basis to reflect the share consolidation (reverse share split) on February 17, 2026 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended March 31,
	2024	2025	2026
	USD	USD	USD

Revenue
Revenues generated from third parties	13,464,430	18,631,925	8,491,707
Revenues generated from related parties	-	643,748	443,314
	13,464,430	19,275,673	8,935,021
Cost of sales
Cost of sales charged by third parties	(9,672,689)	(16,708,063)	(9,574,016)
Cost of sales charged by related parties	(1,023,137)	(887,945)	(1,282,408)
	(10,695,826)	(17,596,008)	(10,856,424)

Gross profit (loss)	2,768,604	1,679,665	(1,921,403)

Operating expenses:
General and administrative expenses	(1,336,394)	(8,845,949)	(11,808,274)

Income (loss) from operations	1,432,210	(7,166,284)	(13,729,677)

Other income, net	116,397	290,337	354,097
Interest expense	(210,713)	(224,412)	(183,361)

Income (loss) before tax expense	1,337,894	(7,100,359)	(13,558,941)
Income tax (expense) recovery	(246,609)	119,291	267,774
Net income (loss)	1,091,285	(6,981,068)	(13,291,167)

Foreign currency translations adjustment	-	-	(126,747)

Total comprehensive income (loss)	1,091,285	(6,981,068)	(13,417,914)

Net earnings (losses) per share attributable to ordinary shareholders
Basic and diluted	0.78	(4.52)	(4.13)

Weighted average number of ordinary shares used in computing net earnings per share
Basic and diluted#	1,406,250	1,542,894	3,218,957

*	The shares and per share data are presented on a prospective basis to reflect the share reclassification on December 14, 2025 (Note 16).

#	The shares and per share data are presented on a retroactive basis to reflect the share consolidation (reverse share split) on February 17, 2026 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of shares*#
	Ordinary			Ordinary	Ordinary share*#		Additional Paid-in	Retained Earnings/ Accumulated	Accumulated Other	Total Stockholders’
	share	Class A	Class B	share	Class A	Class B	Capital	Deficits	Comprehensive Income	Equity
				USD	USD	USD	USD	USD	USD	USD

Balance as of March 31, 2023	1,406,250	—	—	1,125	—	—	1,282	3,196,104	—	3,198,511
Net income	—	—	—	—	—	—	—	1,091,285	—	1,091,285
Balance as of March 31, 2024	1,406,250	—	—	1,125	—	—	1,282	4,287,389	—	4,289,796
Issuance of ordinary shares relating to IPO, netting of underwriting discounts and commissions	93,750	—	—	75	—	—	2,216,413	—	—	2,216,488
Issuance of Ordinary shares to 4 independent consultants under Stock Incentive plan on 7 Oct 2024	150,000	—	—	120	—	—	9,215,880	—	—	9,216,000
Net loss	—	—	—	—	—	—	—	(6,981,068)	—	(6,981,068)
Balance as of March 31, 2025	1,650,000	—	—	1,320	—	—	11,433,575	(2,693,679)	—	8,741,216
Share re-classification	(1,650,000)	1,650,000	—	(1,320)	1,320	—	—	—	—	—
Issuance of Ordinary Share to 16 investors related to PIPE Transactions in 2025-11	—	6,250,000	—	—	5,000	—	13,945,000	—	—	13,950,000
Rounding adjustment on share consolidation (39 shares)	—	39	—	—	—	—	—	—	—	—
Issuance of ordinary shares to 4 individuals related to SPA in 2026-02	—	57,184	—	—	46	—	140,836	—	—	140,882
Issuance of Ordinary shares to 4 independent consultants under Stock Incentive plan on 7 Aug 2025	—	143,750	—	—	115	—	1,263,425	—	—	1,263,540
Issuance of Ordinary shares to 4 independent consultants under Stock Incentive plan on 23 Oct 2025	—	287,500	—	—	230	—	2,618,090	—	—	2,618,320
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	126,747	126,747
Net loss	—	—	—	—	—	—	—	(13,291,167)	—	(13,291,167)
Balance as of March 31, 2026	—	8,388,473	—	—	6,711	—	29,400,926	(15,984,846)	126,747	13,549,538

*	The shares and per share data are presented on a prospective basis to reflect the share reclassification on December 14, 2025 (Note 16).

#	The shares and per share data are presented on a retroactive basis to reflect the share consolidation (reverse share split) on February 17, 2026 (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2024	2025	2026
	USD	USD	USD

Operating activities
Net income (loss)	1,091,285	(6,981,068)	(13,291,167)
Non-cash item adjustments:
Non-cash operating lease expense	43,500	76,956	30,099
Depreciation of right-of-use assets – finance lease	1,300,302	1,546,442	1,531,337
Depreciation of property, plant and equipment	156,419	149,291	130,485
Consulting services settled by issuance of ordinary shares	-	6,144,000	6,953,860
Deferred tax expenses (recovery)	68,580	(143,400)	(267,774)
Loss (gain) on termination of right-of-use assets – finance lease	197	11,026	(327,403)
(Reversal of) Allowance for expected credit loss	(22,522)	696,640	2,315,017
Change in working capital items:
Change in accounts receivable – third parties	(1,000,746)	(2,587,091)	1,957,281
Change in accounts receivable – related parties	1,533,590	(29,324	(50,070)
Change in retention receivable	(405,094)	(46,496)	108,500
Change in prepayment, deposits and other receivables	(787,948)	763,634	(572,102)
Change in accounts payable, accruals and other current liabilities	(479,398)	(1,209,269)	(253,968)
Change in accounts payable – related parties	43,069	(279,498)	-
Change in contract liabilities	734,348	(836,911)	-
Change in income taxes payable	148,079	8,772	(216,939)
Change in due to related parties	-	-	686,348
Change in lease liabilities – Operating lease	(29,449)	(102,941)	(26,266)
Cash provided by (used in) operating activities	2,394,212	(2,819,237)	(1,292,762)

Investing activity
Payment for potential investment in Wangmao	-	-	(12,757,589)
Proceeds from termination of finance lease	21,276	747	522,169
Cash provided by (used in) investing activity	21,276	747	(12,235,420)

Financing activities
Repayments to a related party	(623,776)	(333,042)	(596,154)
New borrowings from a related party	431,867	666,214	1,087,747
Repayment of bank loans	(34,822)	(93,505)	(98,610)
Principal payment of finance lease liabilities	(1,074,899)	(990,816)	(951,909)
Principal payment of finance lease liabilities – related parties	(479,055)	(301,979)	(315,533)
Payment of offering costs	(385,587)	(1,438,964)
Proceeds from issuance of common stock, net of issuance costs	-	5,277,100	-
Net proceeds from issuance of ordinary shares to 16 investors related to PIPE transaction in 2025-11	-	-	13,950,000
Proceeds from issuance of shares to 4 individuals related to SPA in 2026-02	-	-	140,882
Cash (used in) provided by financing activities	(2,166,272)	2,785,008	13,216,423

Net increase (decrease) in cash and cash equivalents	249,216	(33,482)	(311,759)

Cash and cash equivalents as of beginning of the year	240,219	489,435	455,953
Effect of exchange rate changes on cash and cash equivalents	-	-	(14,010)

Cash and cash equivalents as of the end of the year	489,435	455,953	130,184

Supplementary Cash Flows Information
Cash paid for interest	210,713	224,412	183,361
Cash paid for income tax	30,943	15,337	216,944
Supplementary Schedule of Non-Cash Investing and Financing Activities
Consulting fees paid by issuance of ordinary shares	-	9,216,000	3,881,860
Accruals for offering cost	-	519,255	-
Right-of-use assets obtained in exchange for new operating lease liabilities	90,342	67,072	-
Right-of-use assets obtained in exchange for new finance lease liabilities	1,767,504	964,362	-

The accompanying notes are an integral part of these consolidated financial statements.

DIRECTBOOKING TECHNOLOGY CO., LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Directbooking Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on April 14, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of provision of (i) soil and rock transportation services and (ii) miscellaneous construction works, including excavation and lateral support (“ELS”) work in Hong Kong through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Hong Kong, namely Primega Construction Engineering Co. Limited (“Primega Construction”). The Company holds Primega Construction via a wholly owned subsidiary, namely Celestial Power Group Limited which was incorporated and is domiciled in the British Virgin Islands.

Details of the Company and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

	Date of	Percentage of effective	Place of	Principal
Name	incorporation	ownership	incorporation	activities
DirectBooking Technology Co., Ltd.	April 14, 2022	Parent	Cayman Islands	Investment holdings

Celestial Power Group Limited	February 22, 2022	100%	The British Virgin Islands	Investment holdings

Primega Construction Engineering Co. Limited	July 31, 2018	100%	Hong Kong	Provision of (i) soil and rock transportation services and (ii) miscellaneous construction works, including ELS work

DirectAI Technology Co., Limited	May 7, 2025	100%	Hong Kong	No substantive operations as of the date of this Report

DirectBooking Technology PTE. Ltd.	May 23, 2025	100%	Singapore	No substantive operations as of the date of this Report

Beijing Direct Booking Technology Co., Ltd. (“Beijing Direct Booking”)	May 28, 2025	100%	People’s Republic of China (“PRC”)	No substantive operations as of the date of this Report

Recent Developments

On September 12, 2025, we changed our name to DirectBooking Technology Co., Ltd. and adopted the dual foreign name “直订科技有限公司”.

Our ordinary shares commenced trading on the Nasdaq Capital Market on July 23, 2024. On May 16, 2025, our trading symbol was changed from “PGHL” to “ZDAI”.

On December 14, 2025, our shareholders approved, among other matters, changes to our authorized share capital, the adoption of an amended and restated memorandum and articles of association, and authorization for a reverse share split and share reclassification. Authorized capital increased to US$40,000,000 divided into 5,000,000,000 ordinary shares with US$0.0008 par value per share (4,900,000,000 Class A + 100,000,000 Class B). The re-designation and re-classification were accounted for on a prospective basis from the effective date of the change.

On January 23, 2026, our board approved a 16-for-1 reverse share split, which became effective on February 17, 2026. Following the reverse share split, the par value of each of our Class A Ordinary Shares and Class B Ordinary Shares became US$0.0008 per share. All share and per share amounts in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the effects of the reverse stock splits, including rounding of fractional shares to whole shares where applicable.

 On March 25, 2026, our shareholders approved certain additional resolutions relating to our capital structure, including an increase in authorized share capital, amendments to the voting rights of our Class B Ordinary Shares, and the adoption of our third amended and restated memorandum and articles of association (the “Third Memorandum and Articles of Association” or the “Memorandum and Articles of Association”). The re-designation and re-classification were accounted for on a prospective basis from the effective date of the change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP).

Consolidation

The consolidated financial statements include the financial statements of the parent company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Going Concern Assessment

The consolidated financial statements for the fiscal years ended March 31, 2026, 2025 and 2024 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the consolidated financial statements, the Company reported a net loss of $13,291,167 and a net loss of $6,981,068 for the fiscal years ended March 31, 2026 and 2025, and accumulated deficits of $15,984,846 and $2,693,679 as of March 31, 2026 and 2025, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is actively expanding its business to secure more projects and generate increased revenue, and the Company is seeking to raise working capital through shareholder contributions, borrowings from shareholders, and other equity financing activities to fund its operations.

However, there can be no assurance that these plans and arrangements will be sufficient to meet the Company’s ongoing capital expenditure, working capital, and other requirements. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

Measurement of credit losses on financial instruments

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for credit losses associated with the accounts receivables, accounts receivable - related party, contract assets (retention receivable), other receivables, impairment of Right-of-use assets – finance lease, impairment of the prepayments and valuation allowance against net deferred tax assets. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

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

During the years ended March 31, 2026 and 2025, there were three and four customers generated income which accounted for over 10% of the total revenue generated for both years. The details are as follows:

	As of March 31,
	2025	2026

Customer A	39.78%	49.81%
Customer B	11.77%	20.17%
Customer C	11.48%	10.75%
Customer D	21.54%	-

As of March 31, 2026 and 2025, accounts receivable due from these customers as a percentage of consolidated accounts receivable are as follows:

	As of March 31,
	2025	2026

Customer A	0.03%	0.03%
Customer B	39.77%	40.60%
Customer C	8.45%	11.10%
Customer D	39.58%	21.90%

During the years ended March 31, 2026 and 2025, there were three and four suppliers accounted for over 10% of the total subcontracting fees and cost of fuel oils for that year. The details are as follows:

	As of March 31,
	2025	2026

Supplier A	6.15%	16.31%
Supplier B	2.41%	15.22%
Supplier C	16.42%	10.82%
Supplier D	17.68%	9.40%
Supplier E	10.93%	5.43%
Supplier F	11.76%	0.78%

As of March 31, 2026 and 2025, accounts payable due to these suppliers as a percentage of consolidated accounts payable are as follows:

	As of March 31,
	2025	2026

Supplier A	0%	0%
Supplier B	0%	0%
Supplier C	20.18%	35.12%
Supplier D	0%	0%
Supplier E	0.23%	0.16%
Supplier F	0%	0%

Note: The Supplier A mentioned in above is a related party of the Company.

Foreign currency translation and transaction

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the statements of operations and comprehensive income (loss).

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2026, 2025 and 2024.

For translation of Chinese Renminbi (“RMB”) into USD, the exchange rate used as of March 31, 2026, was 6.8980RMB per USD, was applied to translate the balance sheet of Beijing Direct Booking as of that date. The exchange rate of 7.0713RMB per USD, representing the average rate for the period, was applied to translate the income statement and cash flow items of Beijing Direct Booking throughout fiscal year 2026. Fiscal year 2025 is not applicable as Beijing Direct Booking was incorporated on May 28, 2025.

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

The Company’s financial instrument include cash and cash equivalents, accounts receivable, retention receivable, deposit and other receivables, accounts payables, accruals and other current liabilities, and due to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For the Company’s bank loans and finance lease liabilities, which include both current and non-current amounts, fair values are estimated based on the present value of future cash flows using interest rates currently available to the Company for similar debt instruments with comparable terms and maturities. The carrying amounts of these instruments approximate their fair values because the interest rates applicable to the respective bank loans and finance lease liabilities approximate current market interest rates for similar financing arrangements.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and 2025.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains all bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$800,000 per depositor per Scheme member, including both principal and interest. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers. The Company grant credit to customers, without collateral, under normal payment terms (typically 60 to 150 days, but may be longer depending on their reputation and transaction history). Generally, invoicing occurs within 45 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within one year. The Company has elected to use probability of default, loss given default method to estimate allowance for credit loss.

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

Retention receivable

Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Retention receivable was assessed for impairment in accordance with ASC 326.

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

The Property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Machinery	5 years
Motor Vehicles	5 years
Office equipment	5 years
Leasehold improvement	Shorter of the lease term or 5 years

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Upon retirements or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed any resulting gain or loss is recognized in consolidated statements of operations and comprehensive income (loss). The cost of maintenance and repairs is charged to expenses as incurred.

Impairment of long lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of March 31, 2026 and 2025.

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

The Company performs a majority of services including provision of (i) soil and rock transportation services and (ii) miscellaneous construction works, including ELS work under master agreements. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable.

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

The typical length of construction work can range from 3 months to 18 months, depending on the size and complexity of the project. For smaller projects, the construction period may be on the shorter end of that range, while larger, more complex projects can take closer to a year or even longer.

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

General and administrative expenses

Our general and administrative expenses consisted mainly of staff costs, transportation costs relevant to administrative use, amortization of right-of-use assets for operating lease, and amortization of right-of-use assets for finance lease on motor vehicles, depreciation expense for idle machinery, which was recognized under general and administrative expenses due to a decrease in active projects, provision of credit loss, legal and professional fees, insurance expenses, office and rental expenses and other miscellaneous expenses.

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

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended March 31, 2026 and 2025, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income as of March 31, 2026 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company has not yet adopted this new guidance and is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03 for non-calendar year-end entities. ASU 2024-03 and ASU 2025-01 are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company has not yet adopted this new guidance and is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, which simplifies credit loss measurement for current accounts receivable and contract assets under Topic 326. This standard is effective for all entities for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. The Company has not yet adopted this new guidance and is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, which enhances interim reporting guidance under Topic 270. For public business entities, ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For all other entities, it is effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company has not yet adopted this new guidance and is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

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

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net— third parties, consists of the following:

	As of March 31,
	2025	2026
	USD	USD

Accounts receivable— third parties	7,666,472	5,709,191
Less: allowance for expected credit loss	(873,327)	(2,832,774)
Accounts receivable, net— third parties	6,793,145	2,876,417

The movements in the allowance for credit losses for accounts receivable — third parties for the years ended March 31, 2025 and 2026 were as follows:

	As of March 31,
	2025	2026
	USD	USD

Balance at beginning of the year	168,179	873,327
Additions	705,148	1,959,447
Balance at end of the year	873,327	2,832,774

Accounts receivable, net – related parties, consists of the following:

	As of March 31,
	2025	2026
	USD	USD

Accounts receivable – related parties	445,573	339,395
Less: allowance for expected credit loss	-	-
Accounts receivable, net – related parties	445,573	339,395

The movements in the allowance for credit losses for accounts receivable — related parties for the years ended March 31, 2025 and 2026 were as follows:

	As of March 31,
	2025	2026
	USD	USD

Balance at beginning of the year	23,563	-
Reversal	(23,563)	-
Balance at end of the year	-	-

The expected credit loss on accounts receivables is calculated in probability of default and loss given default method by reference to past due status of the individual debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtor, future economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions as of March 31, 2025 and 2026.

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

The Company writes off an account receivable when there is information indicating that the debtor is in server financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or where long-aged receivables remain unpaid despite repeated collection efforts, whichever occurs earlier.

4. PREPAID EXPENSES, DEPOSITS AND OTHER RECEIVABLES

Prepayments, deposits, and other receivables mainly consist of deposits for rented premises, autopay and utilities, prepayments for consulting fees to independent consultants, prepaid sub-contracting fees, prepayment for investment, prepayments for repair and maintenance, fuel oil fees, and insurance expenses.

	As of March 31,
	2025	2026
	USD	USD

Prepaid expenses	81,155	203,766
Prepayment of consulting fees	3,072,000	-
Prepayment for investment in Wangmao	-	12,886,822
Other receivables and deposits	29,030	490,045
	3,182,185	13,580,633

Prepayment of consulting fees

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

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares (150,000 ordinary shares after giving effect of reverse stock split on February 17, 2026), par value US$0.00005 each (US$0.0008, after giving effect to the share consolidation) to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above.

The total contract amount for all consultants was US$9,216,000. The Company recognized US$6,144,000 and US$3,072,000 as an expense for the year ended March 31, 2025 and 2026, respectively.

Employment compensation claim

As of March 31, 2026, other receivables included US$23,336 in respect of prepaid employee compensation related to an ongoing employment compensation claim. The claim is covered by the Company’s insurance policy, and management considers recovery of the amount from the insurance company to be probable. Accordingly, the prepaid amount has been recognized as an other receivable.

Other receivables from Hangzhou Yuedian Technology Co., Ltd.

As of March 31, 2026, other receivables included an advance to Hangzhou Yuedian Technology Co., Ltd. The balance represents an interest-free loan provided in the ordinary course of business, which is scheduled to be fully repaid by to the Company on or before February 1, 2027.

Prepayment for investment in China Wangmao Liquor Industry Group Co., Limited (“China Wangmao”)

On August 19, 2025, the Company entered into a Memorandum of Understanding (the “MOU”), dated August 18, 2025. Pursuant to the MOU, on November 11, 2025, the Company entered into a securities purchase agreement (the “SPA”) for the purchase of 49% of the total issued shares of China Wangmao. The Company paid the total purchase price of approximately US$12.7 million in or about December 2025 in accordance with the terms of the SPA. However, due to commercial considerations and unforeseen events, the Company has not yet received any shares of China Wangmao.

Subsequent to the financial year ended, the Company and China Wangmao mutually agreed to terminate the SPA effective on August 11, 2026, Pursuant to the termination terms, China Wangmao agreed to refund the full principal amount of US$12.7 million and pay compensatory interest at an annual rate of 5.25% for the period during which it held the purchase price.

On August 13, 2026, the Company fully recovered the principal amount of USD12.7 million together with all accrued interest in cash.

5. RETENTION RECEIVABLES

	As of March 31,
	2025	2026
	USD (Non-current)	USD (Current)
Beginning balance	446,651	493,147
Additions from condition rights to consideration	342,698	-
Less: retention released	(296,202)	(108,500)
Less: allowance for expected credit loss	(29,077)	(384,647)
Ending balance	464,070	-

6. BANK LOANS

The Company has two outstanding loan facilities with its principal bank, with total drawn-down principal amount of approximately US$1,078,941. The bank facility bears interest rate at Hong Kong Prime Rate minus 2.5% per annum.

The bank loans consisted of the following at March 31, 2026:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	3,564,728	457,017	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,080,899	394,987	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		6,645,627	852,004

The bank loans consisted of the following at March 31, 2025:

Bank Name	Principal Amount	Amount – HKD	Amount – USD	Issuance Date	Expiration Date	Interest
Standard Chartered Bank (Hong Kong) Limited	HKD4,574,286	3,984,348	510,814	2022-09-08	2033-09-08	Hong Kong Prime Rate – 2.5%
Standard Chartered Bank (Hong Kong) Limited	HKD3,841,452	3,430,440	439,800	2022-12-06	2033-12-06	Hong Kong Prime Rate – 2.5%
Total		7,414,788	950,614

The Company’s bank loans are denominated in HKD.

As of March 31, 2026 and 2025, the bank loans amounted to US$852,004 with interest bearing at 2.750%-2.875% per annum and US$950,614 with interest bearing at 2.875%-3.000% per annum. The loans are secured by personal guarantee executed by the director of the Company and a guarantee issued by HKMC Insurance Limited under the Hong Kong SME Financing Guarantee Scheme, a loan guarantee scheme launched by the Hong Kong government to help small and medium enterprises to secure bank loans, which the lending bank required.

The following are the maturities of the above borrowings, which include principal of bank borrowing as of March 31, 2026:

Amount
USD
Years ending March 31,
2027	102,011
2028	104,849
2029	107,767
2030	110,765
2031 and thereafter	426,612
Total Bank Borrowings	852,004

During the year ended March 31, 2026, interest expense related to these credit facilities was US$26,291.

During the year ended March 31, 2025, interest expense related to these credit facilities was US$34,250.

7. LEASES

(a)	Finance leases

The finance lease mainly consists of tipper trucks and machinery and equipment. The total finance lease liability balance as of March 31, 2026 and 2025 amounted to US$1,756,106 and $3,023,548 respectively.

Early termination and disposal of several motor vehicles and machinery under finance lease arrangements.

During the fiscal year 2026, the Company early terminated finance lease agreements relating to several motor vehicles and machinery. Prior to disposal, the Company settled all remaining lease liabilities by paying the outstanding amounts to the lessor and exercised the purchase options. Upon settlement, the right-of-use assets were derecognized, and the underlying assets were reclassified to property, plant and equipment, at which point legal title transferred to the Company. The ROU – finance lease with carrying amount of approximately US$194,510 was terminated during the year ended March 31, 2026. The Company contemporaneously sold these assets to third-party buyers and the gain from termination of USD 327,403 was recognized. The ROU – finance lease with carrying amount of approximately US$44,247 was disposed during the year ended March 31, 2025 and the termination loss of USD 11,026 was recognized.

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

The components of lease expenses are as follows:

	For the year ended March 31,
	2025	2026
	USD	USD

Operating lease expense	81,966	31,064
Finance lease expense
Amortization of right-of-use assets	1,546,442	1,531,337
Interest on lease liabilities	185,166	156,105
Total finance lease expense	1,731,608	1,687,442

The components of finance lease are as follows:

	For the year ended March 31,
	2025	2026
	USD	USD

Finance lease
Right-of-use assets, costs	8,428,505	8,428,505
Accumulated amortization	(4,290,586)	(5,824,443)
Termination	-	(191,989)
Right-of-use assets, net	4,137,919	2,412,073

Other information about the Company’s leases is as follows:

	As of March 31,
	2025	2026
	USD	USD
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	107,936	27,231
Operating cash flows used in finance leases	185,166	156,105
Financing cash flows used in finance leases	1,292,795	1,237,629
Right-of-use assets obtained in exchange for new operating lease liabilities	67,072	-
Right-of-use assets obtained in exchange for new finance lease liabilities	964,362	-
Weighted-average remaining lease term-operating	1.14 years	0.55 years
Weighted-average remaining lease term-finance	2.56 years	1.81 years
Weighted average discount rate-operating	4.0%	4.0%
Weighted average discount rate-finance	6.05%	6.57%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2026:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2027	10,578	1,090,232	1,101,549
2028	-	527,474	527,474
2029	-	265,804	265,065
2030	-	-	-
2031 and thereafter	-	-	-
Total undiscounted lease payments	10,578	1,883,510	1,894,088
Less: imputed interest	(132)	(127,404)	(127,536)
Lease liabilities recognized in the Consolidated Balance Sheet	10,446	1,756,106	1,766,552

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of March 31, 2025:

	Operating leases	Finance leases	Total
	USD	USD	USD

Year ending March 31,
2026	42,923	1,437,484	1,480,407
2027	10,578	1,076,375	1,086,953
2028	-	524,120	524,120
2029	-	264,250	264,250
2030 and thereafter	-	-	-
Total undiscounted lease payments	53,501	3,302,229	3,355,730
Less: imputed interest	(1,227)	(278,681)	(279,908)
Lease liabilities recognized in the Consolidated Balance Sheet	52,274	3,023,548	3,075,822

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following as of March 31, 2026 and 2025:

	As of March 31,
	2025	2026
	USD	USD

Cost
Machinery	665,657	665,657
Motor vehicles	3,205	-
Office Equipment	10,752	10,752
Leasehold improvement	35,647	35,647
	715,261	712,056

Less: accumulated depreciation
Machinery	505,120	633,027
Motor vehicles	2,521	-
Office Equipment	5,369	7,520
Leasehold improvement	35,647	35,647
	548,657	676,194

Total property, plant and equipment, net	166,604	35,862

Depreciation expenses recognized for the years ended March 31, 2026 and 2025 were US$130,485 and US$149,290 respectively. In 2026, US$38,376 of the depreciation expense was attributed to the cost of goods sold, and US$92,109 was allocated to general and administrative expense. Depreciation expense for idle machinery increased in fiscal 2026 due to a decrease in the number of projects. In 2025, US$133,772 of the depreciation expense was attributed to the cost of goods sold, and US$15,518 was allocated to general and administrative expense.

9. ACCOUNTS PAYABLE, ACCRUALS AND OTHER CURRENT LIABILITIES

Accounts payable, accruals and other current liabilities consists of the following:

	As of March 31,
	2025	2026
	USD	USD

Accounts payable	760,164	1,054,823
Retention payable	14,422	14,422
Accrued expenses and other payables	827,508	278,881
	1,602,094	1,348,126

10. INCOME TAX

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

The Company’s subsidiary incorporated in the PRC is governed by the income tax laws of the PRC, and the income tax provisions in respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and even tax exemptions may be granted on a case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to a range from 12.5% to 20% of regular income tax. The Company’s PRC subsidiary is a SME.

During the year ended March 31, 2026, the Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures on a prospective basis for the first annual period beginning after December 15, 2024. Adoption did not affect the recognized amounts of income tax expense or related tax balances; it expanded the income tax disclosures presented below. Prior comparative periods are not restated (prospective application).

Components of income (loss) before income tax

The following table presents the components of income (loss) before income taxes by geographic region for the fiscal year ended March 31, 2026, in accordance with the updated requirements of ASU 2023-09:

Year ended March 31, 2026
USD

Domestic (Cayman)	(7,251,776)
Foreign:
Hong Kong	(6,111,863)
PRC	(195,302)
Singapore	-
Total loss before income taxes	(13,558,941)

The following table present the provisions for benefit from income taxes for the fiscal year ended March 31, 2026, in accordance with the updated requirements of ASU 2023-09:

Year ended March 31,
2026
USD

Current income tax expenses
Cayman	-
Hong Kong	-
PRC	-
Singapore	-
Deferred income tax expense (recovery)
Cayman	-
Hong Kong	(267,774)
PRC
Singapore	-
Income tax expense (recovery)	(267,774)

The following tables present the provisions for benefit from income taxes for the fiscal year ended March 31, 2025 and 2024:

	Year ended March 31,
	2024	2025
	USD	USD

Current income tax expenses	178,029	24,109
Deferred income tax expense (recovery)	68,580	(143,400)
Income tax expense	246,609	(119,291)

During the fiscal year ended March 31, 2026, the Company adopted ASU 2023-09. As a result of the adoption, the effective income tax rate for the fiscal year ended March 31, 2026 as follows:

	Year ended March 31, 2026
	USD	%

Statutory tax rate of Cayman (0%)	-	-
Effect of rates different than statutory	(1,449,022)	10.82
HK two-tiered profits tax regime	(21,154)	0.16
Non-deductible expenses	717,939	(5.39)
Non-taxable income	(181,408)	1.36
Change in valuation allowance of deferred income tax assets	665,871	(4.97)
Effect of rates different than statutory	(267,774)	2.00

Cash paid for income taxes, net of refunds, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended March 31, 2026 is as follows:

Year ended March 31, 2026
USD
BVI	-
Hong Kong	216,944
PRC	-
Cayman	-
Total income taxes paid, net of refunds	216,944

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision for the fiscal years ended March 2024 and 2025 were as follows:

	Year ended March 31,
	2024	2025
	USD	USD

(Loss) income before income tax
- Cayman Island and BVI entities	(2,805)	(6,293,726)
- Hong Kong entities	1,340,699	(806,633)
- PRC entity	-	-

Tax expenses at statutory income tax rates
- Cayman Island and BVI entities	-	-
- PRC entity	-	-

Tax effect of rate differences in various jurisdictions	220,752	(133,095)
Tax effect of provision for expected credit loss	(3,716)	114,945
Tax effect of depreciation allowance	(61,541)	34,595
Tax effect of non-deductible expenditure	44,073	29,009
Tax effect of tax loss not recognised	-
Tax effect of taxable temporary difference	68,580	(143,400)
Tax reduction allowed by Hong Kong government	(21,539)	(21,345)
Income tax expense (recovery)	246,609	(119,291)

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2025	2026
	USD	USD

Deferred tax assets:
Property, plant and equipment	-	7,986
Provision of credit loss	148,897	530,874
Tax losses carried forward	-	406,469
Total deferred tax assets	148,897	945,329
Deferred tax liabilities:
Property, plant and equipment	(10,106)	-
Right-of-use assets – finance lease	(406,565)	(271,472)
Total deferred tax (liabilities) assets	(416,671)	673,857
Less: Valuation allowance	-	(673,857)
Net deferred tax (liabilities) assets	(267,774)	-

As of March 31, 2025 and 2026, the Company had no unrecognized tax benefit.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets. Due to the Company’s history of net losses and the difficulty in predicting future results, the Company concluded it was not more likely than not that the deferred tax assets would be utilized. Accordingly, the Company has established a full valuation allowance against net deferred tax assets as of March 31, 2026. Significant management judgment is required in determining the Company’s deferred tax assets and liabilities and valuation allowances for purposes of assessing its ability to realize any future benefit from its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, the Company’s valuation allowance.

The net changes in the total valuation allowance for net deferred tax assets for the fiscal years ended March 31, 2026 and 2025 consist of the following:

	As of March 31,
	2025	2026
	USD	USD

Valuation allowance at beginning of year	-	-
Addition	-	673,857
Valuation allowance at end of year	-	673,857

11. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in these consolidated financial statements, the Company had transactions or balance with the following related parties:

The Company’s relationship with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship to the Company
Mr. Man Siu Ming	General Manager
Chi Yip Eng. & (Trans.) Company Limited (“Chi Yip”)	A company owned by Mr. Man Siu Ming’s parents

Transactions with related parties

In 2025, we offer soil and rock transportation services and management services to Chi Yip for utilization of our tipper trucks and drivers and our efficiency management on tipper trucks drivers while charging service fee based on terms and conditions mutually agreed between the relevant parties. Those related party transactions were conducted in the ordinary course of business of the Company. In 2024, we did not provide soil and rock transportation and site management services to Chi Yip and recorded no revenue from Chi Yip. In 2026, we did not provide site management services to Chi Yip.

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Soil and rock transportation income charged to Chi Yip included in revenues	-	643,748	443,314
Site management income charge to Chi Yip included in other income	-	33,030	-

Service fee charged by Chi Yip included in cost of sales	1,023,137	887,945	1,282,408

Finance lease:
Finance lease expenses fees paid for Chi Yip	29,307	56,135	41,285
Initial payment of finance lease – related parties	(156,248)	-	-
Principal payment of finance lease liabilities - related parties	(322,807)	(301,979)	(307,780)

Proceeds from (Repayment to) Chi Yip	156,248	(156,248)	-

Proceeds from Director - Man Siu Ming	275,619	666,214	1,087,747
Repayments to Director - Man Siu Ming	(623,776)	(333,042)	(596,154)
Net (repayments to) proceeds from Man Siu Ming	(348,157)	333,172	491,593

The transactions are based on the agreements entered into between the parties involved.

Balances with related parties

The amount due to related parties is non-trade in nature and unsecured, non-interest bearing and repayable on normal credit terms (typically 30 days, but may be longer due to our transaction history). The finance lease liabilities with related parties are non-trade in nature, unsecured and repayable on an agreed schedule. All finance leases with related parties were denominated in Hong Kong dollars and the interest rates of the Company’s obligations under finance leases are fixed at the contract date in the range of 0.54% to 8.44% per annum.

	As of March 31,
	2025	2026
	USD	USD
Accounts receivable
Chi Yip Eng. & (Trans.) Company Limited	445,573	339,395

Finance lease liabilities
Chi Yip Eng. & (Trans.) Company Limited	815,372	499,839

Amount due to related parties
Mr. Man Siu Ming	530,078	1,708,019

Save as disclosed above, the Company has ongoing relations with related party as noted below:

Chi Yip: The Company has 15 finance leases with Chi Yip. Finance leases entered with Chi Yip require monthly payments in the range of US$1,482 to US$4,308 and the last payment due in January 2029. The aggregate amount paid to Chi Yip amounted to US$315,533 and US$301,979 for the years ended March 31, 2026 and 2025, respectively.

Key terms of the Company’s leases with Chi Yip are as follows:

	As of March 31,
	2025	2026
	USD	USD
Weighted-average remaining lease term-finance	2.89 years	1.41 years
Weighted average discount rate-finance	6.85%	7.60%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities with Chi Yip as of March 31, 2026:

USD
Year ending March 31,
2027	229,292
2028	193,826
2029	124,924
2030	-
2031 and thereafter	-
Total undiscounted lease payments	548,042
Less: imputed interest	(48,203)
Lease liabilities recognized in the Consolidated Balance Sheet	499,839

12. REVENUE, SEGMENT INFORMATION

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

The Company’s chief operating decision maker (“CODM”) is the Mr. Tan Yu, Chief Executive Officer of the Company. The CODM regularly reviews financial information, including segment revenue, gross loss, general and administrative expenses, segment net loss, segment assets and long-lived assets to evaluate segment performance and allocate resources accordingly.

Based on the internal management reporting and assessment, the Company determined that it operates in one reportable segment, with over 90% of revenue and long-term assets generated within Hong Kong.

Segment net loss excludes general corporate administrative expenses including corporate functional costs relating to legal and professional expenses and share-based compensation that are managed centrally at the corporate level and are excluded from the measure of segment performance reviewed by the CODM.

The following tables present the Company’s segment information for the year ended March 31, 2026:

	HK	Others	Internal Elimination	Total
	USD	USD	USD	USD
Revenue	8,935,021	-	-	8,935,021
Cost of sales	(10,856,424)	-	-	(10,856,424)
Gross loss	(1,921,403)	-	-	(1,921,403)
General and administrative expenses	(4,059,674)	(7,748,600)	-	(11,808,274)
Loss from operations	(6,014,724)	(7,714,953)		(13,729,677)

Segment assets	7,036,916	13,466,885	(1,118,062)	19,385,739
Long-lived assets	2,459,110	-	-	2,459,110

The following table presents revenue by major revenue type for the years ended March 31, 2026 and 2025 and 2024, respectively:

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Soil and rock transportation	8,436,223	10,668,170	7,075,782
Miscellaneous construction works	5,028,207	8,607,503	1,859,239
Total	13,464,430	19,275,673	8,935,021

The following table presents cost by major revenue type for the years ended March 31, 2026 and 2025 and 2024, respectively:

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Soil and rock transportation	6,888,147	9,897,110	8,351,402
Miscellaneous construction works	3,807,679	7,698,898	2,505,022
Total	10,695,826	17,596,008	10,856,424

As of March 31, 2026 and 2025, the aggregate amount of the transaction price allocated to remaining performance obligations related to construction contracts that are unsatisfied or partially unsatisfied was approximately to US$1.4 million and US$5.7 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next year. As a practical expedient, we do not include contracts that have an original duration of one year or less. Furthermore, the Company uses the practical expedient in ASC 606-10-50-14(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation.

13. GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended March 31, 2026, 2025 and 2024, general and administrative expenses mainly included staff costs, transportation, amortization of right-of-use assets, depreciation expense for idle machinery, which was recognized under general and administrative expenses due to a decrease in active projects, allowance for expected credit loss, legal and professional fees, insurance, office and rental expenses, and other miscellaneous items. Expenses increased significantly in 2026 mainly due to higher legal and professional fees and increased allowance for expected credit loss.

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Legal and professional fees	313,190	6,778,458	7,936,318
Depreciation	151,059	115,744	239,261
(Reversal of) Provision for credit loss	(22,522)	696,639	2,315,017
Office expenses	23,836	35,928	84,082
Others	80,689	106,878	121,338
Staff cost	504,763	692,455	611,790
Insurance	47,557	75,471	51,552
Transportation	237,822	344,376	448,916
	1,336,394	8,845,949	11,808,274

14. OTHER INCOME, NET

Other income, net, consists of the following:

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Site management income	-	33,030	-
Machinery/ Motor vehicle rental	-	225,031	129,678
Sale of scrap material/ Mud	182,397	119,410	-
Parking fines	(69,051)	(80,028)	(79,069)
(Loss) gain on termination of motor vehicle/ machinery under finance lease arrangements	-	(11,026)	327,403
Other income (expense)	3,051	3,920	(23,915)
Total other income, net	116,397	290,337	354,097

Additionally, the Company entered into a supply agreement to sell rock to a customer. As part of the arrangement, the Company will arrange for delivery of raw materials to the facility designated by the customer. During the year ended March 31, 2026, the Company discontinued its sales of rock business.

15. CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026 and 2025 and through the issuance date of these consolidated financial statements.

16. CAPITAL STOCK

Ordinary Shares

We were incorporated as a Cayman Islands business company under the laws of the Cayman Islands on April 14, 2022. At incorporation, we were authorized to issue a maximum of 50,000,000 (31,250,000 ordinary shares after giving effect of reverse stock split on February 17, 2026) shares consisting of 500,000,000 ordinary shares, par value US$0.0001 each. On February 28, 2024, a 2-for-1 share split was conducted by the Company. After the share split and as of the date of this report, the authorized share capital of the Company consists of US$50,000 divided into 1,000,000,000 (62,500,000 ordinary shares after giving effect of reverse stock split on February 17, 2026) Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company consists of US$1,125 divided into 22,500,000 (1,406,250 ordinary shares after giving effect of reverse stock split on February 17, 2026) Ordinary Shares, par value of US$0.00005 each (US$0.0008, after giving effect to the share consolidation).

2024-07 Offering

On July 24, 2024, the Company closed (1) the IPO of 1,500,000 (93,750 ordinary shares after giving effect of reverse stock split on February 17, 2026) Ordinary Shares at a public offering price of US$4.00 per Ordinary Share, and (2) the resale by one existing shareholder of the Company of 250,000 (15,625 ordinary shares after giving effect of reverse stock split on February 17, 2026) Ordinary Shares at a public offering price of US$4.00 per Ordinary Share.

2024 Stock Incentive Plan

On October 7, 2024, the Company issued, in aggregate, 2,400,000 Ordinary Shares (150,000 ordinary shares after giving effect of reverse stock split on February 17, 2026), par value US$0.00005 each (US$0.0008, after giving effect to the share consolidation) to four consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above. The total contract amount for all consultants was US$9,216,000.

On August 22, 2025, the Company issued, in aggregate, remaining 2,300,000 shares (143,750 ordinary shares after giving effect of reverse stock split on February 17, 2026), par value US$0.00005 each (US$0.0008, after giving effect to the share consolidation) to five consultants, each an independent third party, as provided under the 2024 Stock Incentive Plan. The 2024 Stock Incentive Plan was registered on Form S-8 on October 2, 2024. None of the consultants had a shareholding of 5% or above. The total contract amount for all consultants was US$1,263,540.

2025 Stock Incentive Plan

On November 10, 2025, the Company issued, in aggregate, 4,600,000 Ordinary Shares (287,500 ordinary shares after giving effect of reverse stock split on February 17, 2026) under the 2025 Stock Incentive Plan. The 2025 Stock Incentive Plan was registered on Form S-8 on November 10, 2025. None of the consultants had a shareholding of 5% or above. The total contract amount was US$2,618,320.

PIPE Transaction in 2025-11

On November 3, 2025, the “Company entered into a securities purchase agreement with each of 16 non-U.S. investors relating to the issuance and sale of 100,000,000 (6,250,000 ordinary shares after giving effect of reverse stock split on February 17, 2026 and the rounding adjustment on the share consolidation) ordinary share, par value $0.00005 per ordinary share (US$0.0008, after giving effect to the share consolidation), at $0.15 per share for an aggregate purchase price of $15,000,000.

Reverse Stock Split

On December 14, 2025, the shareholders of the Company approved, among other matters, changes to the Company’s authorized share capital, the adoption of an amended and restated memorandum and articles of association, and authorization for a reverse share split and share reclassification. On January 23, 2026, the Board of Directors of the Company approved a 16-for-1 reverse share split, which became effective on February 17, 2026. Following the reverse share split, the par value of each of the Company’s Class A Ordinary Shares and Class B Ordinary Shares became US$0.0008 per share.

All share and per share amounts in the accompanying consolidated financial statements and notes have been retroactively adjusted to reflect the effects of the reverse stock splits, including rounding of fractional shares to whole shares where applicable

SPA in 2026-02

On February 10, 2026, the Company entered into several securities purchase agreements with investors relating to the issuance and sale of 914,929 ordinary share (57,184 ordinary shares after the 16:1 share consolidation), par value $0.00005 per ordinary share (US$0.0008, after giving effect to the share consolidation), at $0.15 per share for an aggregate purchase price of $140,882.

Share Re-designation and Re-classification

On December 15, 2026, the shareholders of the Company approved certain additional resolutions relating to the Company’s capital structure, including an increase in authorized share capital, amendments to the voting rights of the Class B Ordinary Shares, and the adoption of a third amended and restated memorandum and articles of association.

The authorized share capital of the Company is US$4,000,000, divided into 4,900,000 Class A Ordinary Shares, par value US$0.0008 per share, and 100,000,000 Class B Ordinary Shares, par value US$0.0008 per share. As of March 31, 2026, 8,388,473 Class A Ordinary Shares and Nil Class B Ordinary Shares were issued and outstanding.

The re-designation and re-classification were accounted for on a prospective basis from the effective date of the change.

17. EARNINGs PER SHARE

The holders of the Company’s Class A and Class B common stock (together, “common stock”) have identical liquidation and dividend rights but different voting rights. Accordingly, the Company present the earnings per share (EPS) for Class A and Class B common stock together. The following table shows the computation of basic and diluted earnings per share:

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Net income (loss) attributable to common stockholders	1,091,285	(6,981,068)	(13,291,167)

Weighted average basic and diluted shares	1,406,250	1,542,894	3,218,957

Basic and diluted earnings per share	0.78	(4.52)	(4.13)

18. SUBSEQUENT EVENTS

On July 21, 2026, DirectBooking Technology (the “Company”) entered into a strategic joint venture agreement with Beijing DeepYou Digital Technology Co., Ltd. (“DeepYou”). Under the agreement, DirectBooking will hold a 51% equity interest in the joint venture and DeepYou will hold 49%.

The two parties agreed to jointly establish a new technology company to build China’s first natively Agent-to-Agent, fully integrated travel-and-stay next-generation AI direct-booking platform for the hospitality sector. The platform will provide robotic staff solutions for hospitality enterprises on the enterprise side and robotic assistant services for users on the consumer side.

The project has set a three-year strategic target: for the AI travel and hospitality direct-booking platform to cover 30,000 to 50,000 hotels, and to provide each hotel with 3 to 10 AI “employees” to reduce operating costs while significantly improving efficiency and user experience. At the same time, through AI-driven innovation, the project aims to break the traditional OTA industry’s channel monopoly and information silos, reshape value distribution across the industry, and build a more open and inclusive industrial ecosystem.]

Regarding the Prepayment for investment in China Wangmao Liquor Industry Group Co., Limited, on August 11, 2026, the Company and China Wangmao mutually agreed to terminate the SPA effective immediately. Pursuant to the termination terms, China Wangmao agreed to refund the full principal amount of US$12,700,000 and pay compensatory interest at an annual rate of 5.25% for the period during which it held the purchase price. On August 13, 2026, the Company fully recovered the principal amount of USD12.7 million together with all accrued interest in cash.

Except for the above-mentioned events, the Company has assessed all events from March 31, 2026, up through the date that these consolidated financial statements are available to be issued, and unless disclosed below, there are not any material subsequent events that require recognition and or disclosure in these consolidated financial statements.

